UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Registration Form – 2015 – CPFL Energia S.A.                                                          Version: 3

Summary

Registration data

1.	General information	2
2.	Address	3
3.	Marketable securities	4
4.	Auditor information	5
5.	Share register	6
6.	Investor relations officer	7
7.	Shareholders’ department	8

1

Registration Form – 2015 – CPFL Energia S.A.                                                          Version: 3

a)     General information

Company name:	CPFL ENERGIA S.A.
Initial company name:	08/06/2002
Type of participant:	Publicly quoted corporation
Previous company name:	Draft II Participações S.A
Date of incorporation:	03/20/1998
CNPJ (Federal Tax ID):	02.429.144/0001-93
CVM code:	1866-0
Registration date CVM:	05/18/2000
State of CVM Registration:	Active
Starting date of situation:	05/18/2000
Country:	Brasil
Country in which the marketable securities are held in custody:	Brasil
Foreign countries in which the marketable securities are accepted for trading
Country	Date of admission
United States	09/29/2004

Sector of activity:	Holding (Electric Energy)
Description of activity:	Holdings
Issuer’s category:	Category A
Registration date on actual category:	01/01/2010
Issuer’s situation:	Operational
Starting date of situation:	05/18/2000
Type of share control:	Private Holding
Date of last change of share control:	11/30/2009
Date of last change of company year:
Day/Month of year end:	12/31
Web address:	www.cpfl.com.br
Placements were issuer disclose its information:

Placement	FU
Diário Oficial do Estado de São Paulo	SP
Valor Econômico	SP
www.cpfl.com.br/ri	SP
www.portalneo1.net	SP
www.valor.com.br/valor-ri	SP

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Registration Form – 2015 – CPFL Energia S.A.                                                          Version: 3

b)    Address

Company Address: Rua Gomes de Carvalho, 1510, 14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil, zip code: 04547-005

Telephone: (019) 3756-6083, Fax: (019) 3756-6089, E-mail: ri@cpfl.com.br

Company Mailing Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, zip code 13088-140

Telephone (019) 3756-6083, Fax (019) 3756-6089, E-mail: ri@cpfl.com.br

3

Registration Form – 2015 – CPFL Energia S.A.                                                          Version: 3

c)     Marketable securities

Shares trading listing
Trading mkt	Bolsa
Managing body	BM&FBOVESPA
Start date	09/29/2004
End date
Segment	Novo Mercado
Start date	09/29/2004
End date

Debentures trading listing
Trading mkt	Organized market
Managing body	CETIP
Start date	05/18/2000
End date
Segment	Traditional
Start date	05/19/2000
End date

4

Registration Form – 2015 – CPFL Energia S.A.                                                          Version: 3

d)    Auditor information

Is there an auditor?	Yes
CVM code:	385-9
Type of auditor:	Brazilian
Independent accountant:	Deloitte Touche Tomatsu Auditores Independentes
CNPJ:	49.928.567/0001-11
Service provision period:	03/12/2012
Partner in charge	Marcelo Magalhães Fernandes
Service provision period	03/12/2012
CPF (individual tax ID)	110.931.498-17

5

Registration Form – 2015 – CPFL Energia S.A.                                                          Version: 3

e)     Share register

Do you have service provider:	Yes
Corporate name:	Banco do Brasil
CNPJ:	00.000.000/0001-91
Service provision period:	01/01/2011
Address:

Rua Lélio Gama, 105 – 38º floor, Gecin, Centro, Rio de Janeiro, RJ, Brasil, zip code: 20031-080, Telephone (021) 38083551, Fax: (021) 38086088, e-mail: aescriturais@bb.com.br

6

Registration Form – 2015 – CPFL Energia S.A.                                                          Version: 3

f)      Investor relations officer

Name:	Gustavo Estrella
Director of Investor Relations
CPF/CNPJ:	037.234.097-09
Address:
Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, zip code 13088-140
Telephone (019) 3756-6083, Fax (019) 3756-6089, e-mail: gustavoestrella@cpfl.com.br.

Start date of activity:	02/27/2013
End date of activity:

7

Registration Form – 2015 – CPFL Energia S.A.                                                          Version: 3

g)    Shareholders’ department

Contact	Leandro José Cappa de Oliveira
Start date of activity:	10/06/2014
End date of activity:

Address:

Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, zip code 13088-140

Telephone (019) 3756-6083, Fax (019) 3756-6089, e-mail:  leandrocappa@cpfl.com.br

8

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

Table of Contents

Identification of Company
Capital Stock	1
Parent Company Interim financial statements
Balance Sheet Assets	2
Balance Sheet Liabilities	3
Income Statement	4
Statement of Comprehensive Income	5
Cash Flow Statements	6
Statement of Changes in Shareholders´ Equity
01/01/2015 to 06/30/2015	7
01/01/2014 to 06/30/2014	8
Statements of Added Value	9
Consolidated Interim financial statements
Balance Sheet Assets	10
Balance Sheet Liabilities	11
Income Statement	12
Statement of Comprehensive Income	13
Cash Flow Statements	14
Statement of Changes in Shareholders’ Equity
01/01/2015 to 06/30/2015	15
01/01/2014 to 06/30/2014	16
Statements of Added Value	17
Comments on Performance	18
Notes to Interim financial statements	27
Other relevant information	90
Reports
Independent Auditors’ Report Unqualified	94

1

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

Identification of company

Capital stock

Number of Shares (in units)	Closing date 06/30/2015
Paid in capital
Common	993,014,215
Preferred	0
Total	993,014,215
Treasury Stock	0
Common	0
Preferred	0
Total	0

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

Parent Company Standard Interim financial statements

Balance sheet – Asset

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 06/30/2015	Previous Year 12/31/2014
1	Total assets	7,859,196	8,318,287
1.01	Current assets	1,610,867	1,792,189
1.01.01	Cash and cash equivalents	563,205	799,775
1.01.06	Recoverable taxes	63,821	49,070
1.01.06.01	Current recoverable taxes	63,821	49,070
1.01.08	Other current assets	983,841	943,344
1.01.08.03	Others	983,841	943,344
1.01.08.03.01	Other credits	1,273	977
1.01.08.03.02	Dividends and interest on shareholders’ equity	957,081	942,367
1.01.08.03.03	Derivatives	25,487	-
1.02	Noncurrent assets	6,248,329	6,526,098
1.02.01	Noncurrent assets	192,121	234,239
1.02.01.06	Deferred taxes	147,566	150,628
1.02.01.06.02	Deferred taxes credits	147,566	150,628
1.02.01.08	Related parties credits	28,492	12,089
1.02.01.08.02	Subsidiaries credits	28,492	12,089
1.02.01.09	Other noncurrent assets	16,063	71,522
1.02.01.09.03	Escrow deposits	593	546
1.02.01.09.05	Other credits	15,390	15,819
1.02.01.09.07	Advance for future capital increase	80	55,157
1.02.02	Investments	6,055,152	6,290,998
1.02.02.01	Permanent equity interests	6,055,152	6,290,998
1.02.02.01.02	Investments in subsidiaries	6,055,152	6,290,998
1.02.03	Property, plant and equipment	1,037	843
1.02.04	Intangible assets	19	18
1.02.04.01	Intangible assets	19	18
1.02.04.01.02	Other Intangibles	19	18

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

Parent Company Standard Interim financial statements

Balance sheet – Liability

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 06/30/2015	Previous Year 12/31/2014
2	Total liabilities	7,859,196	8,318,287
2.01	Current liabilities	584,222	1,338,488
2.01.02	Suppliers	579	790
2.01.02.01	National Suppliers	579	790
2.01.03	Tax Obligations	13,630	1,859
2.01.03.01	Federal Tax Obligations	13,630	1,859
2.01.03.01.01	Income tax and Social Contribution	7,579	1,628
2.01.03.01.02	PIS (Tax on Revenue)	1,029	1
2.01.03.01.03	COFINS (Tax on Revenue)	4,738	3
2.01.03.01.04	Others Federal	284	227
2.01.04	Loans and financing	543,949	1,304,406
2.01.04.01	Loans and financing	543,949	-
2.01.04.01.01	Brazilian currency	309,743	-
2.01.04.01.02	Foreign Currency	234,206	-
2.01.04.02	Debentures	-	1,304,406
2.01.04.02.01	Interest on debentures	-	15,020
2.01.04.02.02	Debentures	-	1,289,386
2.01.05	Other Current liabilities	26,064	31,433
2.01.05.02	Others	26,064	31,433
2.01.05.02.01	Dividends and interest on shareholders´ equity	10,308	13,555
2.01.05.02.05	Other payable	15,756	17,878
2.02	Noncurrent liabilities	35,155	36,264
2.02.02	Other Noncurrent liabilities	34,069	35,539
2.02.02.02	Others	34,069	35,539
2.02.02.02.04	Other payable	34,069	35,539
2.02.04	Provisions	1,086	725
2.02.04.01	Civil, Labor, Social and Tax Provisions	1,086	725
2.02.04.01.02	Labor and tax provisions	505	378
2.02.04.01.04	Civil provisions	581	347
2.03	Shareholders’ equity	7,239,819	6,943,535
2.03.01	Capital	5,348,312	4,793,424
2.03.02	Capital reserves	468,082	468,082
2.03.04	Profit reserves	1,069,695	1,536,136
2.03.04.01	Legal reserves	650,811	650,811
2.03.04.02	Statutory reserves	418,884	885,325
2.03.05	Retained earnings	221,024	-
2.03.08	Other Comprehensive Income	132,706	145,893
2.03.08.01	Accumulated Comprehensive Income	132,706	145,893

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

Parent Company Standard Interim financial statements

Income Statement

(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous Year - Second Quarter	YTD Previous Year
		04/01/2015 to 06/30/2015	01/01/2015 to 06/30/2015	04/01/2014 to 06/30/2014	01/01/2014 to 06/30/2014
3.01	Net Operating revenues	1,156	1,156	33	33
3.03	Gross Operating income	1,156	1,156	33	33
3.04	Gross Operating income (expense)	141,346	324,658	165,566	346,090
3.04.02	General and administrative	(7,297)	(15,261)	(5,371)	(11,317)
3.04.06	Equity income	148,643	339,919	170,937	357,407
3.05	Income before financial income and taxes	142,502	325,814	165,599	346,123
3.06	Financial income / expense	(7,897)	(21,945)	(3,632)	(12,471)
3.06.01	Financial income	7,196	25,576	31,045	55,412
3.06.02	Financial expense	(15,093)	(47,521)	(34,677)	(67,883)
3.07	Income before taxes	134,605	303,869	161,967	333,652
3.08	Income tax and social contribution	(10,425)	(10,719)	2,667	7,478
3.08.01	Current	(7,587)	(7,657)	-	(317)
3.08.02	Deferred	(2,838)	(3,062)	2,667	7,795
3.09	Net income/(loss) from continuing operations	124,180	293,150	164,634	341,130
3.11	Net income/(loss)	124,180	293,150	164,634	341,130
3.99.01.01	ON	0.13	0.30	0.17	0.34
3.99.02.01	ON	0.13	0.29	0.17	0.34

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

Parent company Standard Interim financial statements

Statement of Comprehensive Income

(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous Year - Second Quarter	YTD Previous Year
		04/01/2015 to 06/30/2015	01/01/2015 to 06/30/2015	04/01/2014 to 06/30/2014	01/01/2014 to 06/30/2014
4.01	Net income/(loss)	124,180	293,150	164,634	341,130
4.03	Comprehensive income	124,180	293,150	164,634	341,130

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

Parent Company Standard Interim financial statements

Statement of Cash Flow – Indirect method

(in thousands of Brazilian reais – R$)

Code	Description	Current year 01/01/2015 to 06/30/2015	Previous Year 01/01/2014 to 06/30/2014
6.01	Net cash from operating activities	575,000	833,206
6.01.01	Cash generated (used) from operations	9,829	43,748
6.01.01.01	Net income, including income tax and social contribution	303,869	333,653
6.01.01.02	Depreciation and amortization	80	87
6.01.01.03	Reserve for contingencies	468	130
6.01.01.04	Interest and monetary and exchange restatement	(339,919)	(357,407)
6.01.01.05	Reserve for tax, civil and labor risks	45,331	67,285
6.01.02	Variation on assets and liabilities	565,171	789,458
6.01.02.01	Dividend and interest on shareholders’ equity received	607,349	867,738
6.01.02.02	Recoverable taxes	(5,144)	(11,289)
6.01.02.03	Escrow deposits	(32)	(480)
6.01.02.04	Other operating assets	131	1,955
6.01.02.05	Suppliers	(212)	(603)
6.01.02.06	Other taxes and social contributions	5,742	(413)
6.01.02.07	Interest on debts (paid)	(36,858)	(65,405)
6.01.02.08	Income tax and social contribution paid	(1,628)	-
6.01.02.09	Other operating liabilities	(4,082)	(2,010)
6.01.02.10	Tax, civil and labor risks paid	(95)	(35)
6.02	Net cash in investing activities	(15,841)	(6,174)
6.02.01	Acquisition of property, plant and equipment	(268)	-
6.02.04	Loans to subsidiaries, associates and joint ventures	(15,486)	6,884
6.02.06	Additions to intangible assets	(7)	-
6.02.07	Advance for future capital increase	(80)	(13,058)
6.03	Net cash in financing activities	(795,729)	(565,368)
6.03.01	Payments of Loans, financing and debentures , net of derivatives	(1,290,000)	-
6.03.02	Payments of dividend and interest on shareholders’ equity	(112)	(565,368)
6.03.03	Loans, financing and debentures obtained	494,383	-
6.05	Increase (decrease) in cash and cash equivalents	(236,570)	261,664
6.05.01	Cash and cash equivalents at beginning of period	799,775	990,672
6.05.02	Cash and cash equivalents at end of period	563,205	1,252,336

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

Parent company Standard Interim financial statements

Statement of Changes in shareholders´ equity – from January 1, 2015 to June 30, 2015

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	468,082	1,536,136	-	145,893	6,943,535
5.03	Adjusted balance	4,793,424	468,082	1,536,136	-	145,893	6,943,535
5.04	Capital transactions with the shareholders	554,888	-	(554,888)	3,134	-	3,134
5.04.01	Capital increase	554,888	-	(554,888)	-	-	-
5.04.11	Prescribed dividend	-	-	-	3,134	-	3,134
5.05	Total comprehensive income	-	-	-	293,150	-	293,150
5.05.01	Net income for the period	-	-	-	293,150	-	293,150
5.06	Internal changes in Shareholders' equity	-	-	88,447	(75,259)	(13,188)	-
5.06.04	Equity on comprehensive income of subsidiaries	-	-	-	13,188	(13,188)	-
5.06.06	Statutory reserve for the period	-	-	88,447	(88,447)	-	-
5.07	Ending Balances	5,348,312	468,082	1,069,695	221,025	132,705	7,239,819

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

Parent Company Standard Interim financial statements

Statement of Changes in shareholders´ equity – from January 1, 2014 to June 30, 2014

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening Balances	4,793,424	287,630	1,545,177	-	397,666	7,023,897
5.03	Adjusted balance	4,793,424	287,630	1,545,177	-	397,666	7,023,897
5.04	Capital transactions with partners	-	44	(567,802)	2,362	-	(565,396)
5.04.10	Additional dividend approved	-	-	(567,802)	-	-	(567,802)
5.04.11	Prescribed dividend	-	-	-	2,362	-	2,362
5.04.12	Capital increase in subsidiaries without change in control	-	251	-	-	-	251
5.04.13	Gain (loss) in participation without change in control	-	(207)	-	-	-	(207)
5.05	Total Comprehensive Income	-	-	-	341,130	-	341,130
5.05.01	Net income for the period	-	-	-	341,130	-	341,130
5.06	Internal changes in Shareholders' equity	-	-	43,160	(30,284)	(12,876)	-
5.06.01	Legal reserve	-	-	43,160	(43,160)	-	-
5.06.05	Equity on comprehensive income of subsidiaries	-	-	-	12,876	(12,876)	-
5.07	Ending Balances	4,793,424	287,674	1,020,535	313,208	384,790	6,799,631

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

Parent Company Standard Interim financial statements

Statement of Added Value

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2015 to 06/30/2015	Previous Year 01/01/2014 to 06/30/2014
7.01	Revenues	1,548	37
7.01.01	Sales of goods, products and services	1,274	37
7.01.03	Revenues related to the construction of own assets	274	-
7.02	Inputs	(5,193)	(3,111)
7.02.02	Material-Energy-Outsourced services-Other	(4,306)	(2,379)
7.02.04	Other	(887)	(732)
7.03	Gross added value	(3,645)	(3,074)
7.04	Retentions	(80)	(87)
7.04.01	Depreciation and amortization	(80)	(87)
7.05	Net added value generated	(3,725)	(3,161)
7.06	Added value received in transfer	371,262	412,820
7.06.01	Equity in subsidiaries	339,919	357,407
7.06.02	Financial income	31,343	55,413
7.07	Added Value to be Distributed	367,537	409,659
7.08	Distribution of Added Value	367,537	409,659
7.08.01	Personnel	8,583	6,784
7.08.01.01	Direct Remuneration	4,537	3,937
7.08.01.02	Benefits	3,518	2,435
7.08.01.03	Government severance indemnity fund for employees-F.G.T.S.	528	412
7.08.02	Taxes, Fees and Contributions	21,500	(6,205)
7.08.02.01	Federal	21,489	(6,229)
7.08.02.02	State	11	24
7.08.03	Remuneration on third parties’ capital	44,304	67,950
7.08.03.01	Interest	44,233	67,882
7.08.03.02	Rental	71	68
7.08.04	Remuneration on own capital	293,150	341,130
7.08.04.03	Retained profit / loss for the period	293,150	341,130

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

Consolidated Standard Interim financial statements

Balance sheet – Asset

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 06/30/2015	Previous Year 12/31/2014
1	Total assets	37,408,818	35,098,816
1.01	Current assets	10,173,214	9,214,704
1.01.01	Cash and cash equivalents	3,703,730	4,357,455
1.01.02	Financial Investments	32,172	5,323
1.01.02.02	Financial Investments at amortized cost	32,172	5,323
1.01.02.02.01	Held to maturity	32,172	5,323
1.01.03	Accounts receivable	3,407,146	2,251,124
1.01.03.01	Consumers	3,407,146	2,251,124
1.01.04	Materials and suppliers	23,800	18,506
1.01.06	Recoverable taxes	311,407	329,638
1.01.06.01	Current Recoverable taxes	311,407	329,638
1.01.08	Other current assets	2,694,959	2,252,658
1.01.08.03	Other	2,694,959	2,252,658
1.01.08.03.01	Other credits	1,188,846	1,011,495
1.01.08.03.02	Derivatives	94,535	23,260
1.01.08.03.03	Leases	13,541	12,395
1.01.08.03.04	Dividends and interest on shareholders’ equity	40,442	54,483
1.01.08.03.05	Financial asset of concession	585,312	540,094
1.01.08.03.06	Sector financial asset	772,283	610,931
1.02	Noncurrent assets	27,235,604	25,884,112
1.02.01	Noncurrent assets	8,160,487	6,751,305
1.02.01.03	Accounts receivable	110,491	123,405
1.02.01.03.01	Consumers	110,491	123,405
1.02.01.06	Deferred taxes	887,151	938,496
1.02.01.06.02	Deferred taxes credits	887,151	938,496
1.02.01.08	Related parties	106,417	100,666
1.02.01.08.01	Credits with related parties	106,417	100,666
1.02.01.09	Other noncurrent assets	7,056,428	5,588,738
1.02.01.09.03	Derivatives	1,099,213	584,917
1.02.01.09.04	Escrow deposits	1,183,664	1,162,477
1.02.01.09.05	Recoverable taxes	145,725	144,383
1.02.01.09.06	Leases	33,383	35,169
1.02.01.09.07	Financial asset of concession	3,141,307	2,834,522
1.02.01.09.09	Investments at cost	116,654	116,654
1.02.01.09.10	Other credits	470,984	388,828
1.02.01.09.11	Sector financial asset	865,498	321,788
1.02.02	Investments	1,173,087	1,098,769
1.02.02.01	Permanent equity interests	1,173,087	1,098,769
1.02.02.01.04	Other permanent equity interests	1,173,087	1,098,769
1.02.03	Property, plant and equipment	8,929,185	8,878,064
1.02.03.01	Fixed assets - in service	8,529,648	8,489,976
1.02.03.03	Fixed assets - in progress	399,537	388,088
1.02.04	Intangible assets	8,972,845	9,155,974
1.02.04.01	Intangible assets	8,972,845	9,155,974

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

Consolidated Standard Interim financial statements

Balance sheet – Liability

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 06/30/2015	Previous Year 12/31/2014
2	Total liabilities	37,408,818	35,098,816
2.01	Current liabilities	7,298,746	7,417,104
2.01.01	Social and Labor Obligations	106,640	70,251
2.01.01.02	Labor Obligations	106,640	70,251
2.01.01.02.01	Estimated Labor Obligation	106,640	70,251
2.01.02	Suppliers	2,267,546	2,374,147
2.01.02.01	National Suppliers	2,267,546	2,374,147
2.01.03	Tax Obligations	639,591	436,267
2.01.03.01	Federal Tax Obligations	251,923	166,527
2.01.03.01.01	Income tax and Social Contribution	68,303	57,547
2.01.03.01.02	PIS (Tax on Revenue)	26,755	15,096
2.01.03.01.03	COFINS (Tax on Revenue)	135,932	69,701
2.01.03.01.04	Others Federal	20,933	24,183
2.01.03.02	State Tax Obligations	384,365	266,493
2.01.03.02.01	ICMS (Tax on Revenue)	384,360	266,489
2.01.03.02.02	Others State	5	4
2.01.03.03	Municipal Tax Obligations	3,303	3,247
2.01.03.03.01	Others Municipal	3,303	3,247
2.01.04	Loans and financing	2,303,598	3,526,208
2.01.04.01	Loans and financing	1,854,237	1,191,025
2.01.04.01.01	Brazilian currency	1,280,137	1,047,191
2.01.04.01.02	Foreign Currency	574,100	143,834
2.01.04.02	Debentures	449,361	2,335,183
2.01.04.02.01	Debentures	230,136	2,042,075
2.01.04.02.02	Interest on debentures	219,225	293,108
2.01.05	Other liabilities	1,981,371	1,010,231
2.01.05.02	Others	1,981,371	1,010,231
2.01.05.02.01	Dividends and interest on shareholders´ equity	13,457	19,086
2.01.05.02.04	Derivatives	-	38
2.01.05.02.05	Post-employment benefit obligation	91,650	85,374
2.01.05.02.06	Regulatory charges	938,077	43,795
2.01.05.02.07	Public utility	4,238	4,000
2.01.05.02.08	Other payable	933,949	835,940
2.01.05.02.09	Sector financial liability	-	21,998
2.02	Noncurrent liabilities	20,487,814	18,297,200
2.02.01	Loans and financing	17,773,408	15,623,751
2.02.01.01	Loans and financing	11,043,261	9,487,351
2.02.01.01.01	Brazilian currency	6,267,348	6,192,973
2.02.01.01.02	Foreign Currency	4,775,913	3,294,378
2.02.01.02	Debentures	6,730,147	6,136,400
2.02.01.02.01	Debentures	6,719,438	6,136,400
2.02.01.02.02	Interest on debentures	10,709	-
2.02.02	Other payable	764,703	797,093
2.02.02.02	Other	764,703	797,093
2.02.02.02.03	Derivatives	16,779	13,317
2.02.02.02.04	Post-employment benefit obligation	477,336	518,386
2.02.02.02.06	Public utility	83,704	80,992
2.02.02.02.07	Other payable	186,884	183,766
2.02.02.02.08	Suppliers	-	632
2.02.03	Deferred taxes	1,371,666	1,385,498
2.02.03.01	Deferred Income tax and Social Contribution	1,371,666	1,385,498
2.02.04	Provisions	578,037	490,858
2.02.04.01	Civil, Labor, Social and Tax Provisions	578,037	490,858
2.02.04.01.01	Tax Provisions	163,499	157,413
2.02.04.01.02	Labor and pension provisions	189,505	124,261
2.02.04.01.04	Civil provisions	178,374	172,564
2.02.04.01.05	Others	46,659	36,620
2.03	Shareholders´ equity - consolidated	9,622,258	9,384,512
2.03.01	Capital	5,348,312	4,793,424
2.03.02	Capital reserves	468,082	468,082
2.03.04	Profit reserves	1,069,695	1,536,136
2.03.04.01	Legal reserves	650,811	650,811
2.03.04.02	Statutory reserve	418,884	885,325
2.03.05	Retained earnings	221,024	-
2.03.08	Other comprehensive income	132,706	145,892
2.03.09	Shareholders Non-controlling interest	2,382,439	2,440,978

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

Consolidated Standard Interim financial statements

Income Statement

(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous Year - Second Quarter	YTD Previous Year
		04/01/2015 to 06/30/2015	01/01/2015 to 06/30/2015	04/01/2014 to 06/30/2014	01/01/2014 to 06/30/2014
3.02	Cost of electric energy services	(4,365,436)	(8,642,051)	(3,069,796)	(6,203,267)
3.02.01	Cost of electric energy	(3,611,688)	(7,209,539)	(2,440,405)	(4,992,650)
3.02.02	Operating cost	(468,623)	(916,725)	(411,447)	(803,297)
3.02.03	Services rendered to third parties	(285,125)	(515,787)	(217,944)	(407,320)
3.03	Gross Operating income	797,113	1,810,566	823,887	1,617,726
3.04	Gross Operating income (expense)	(429,287)	(784,761)	(337,730)	(623,162)
3.04.01	Sales expenses	(129,177)	(235,396)	(102,912)	(204,235)
3.04.02	General and administrative	(256,570)	(434,710)	(185,837)	(348,915)
3.04.05	Others	(107,797)	(196,036)	(88,910)	(181,016)
3.04.06	Equity income	64,257	81,381	39,929	111,004
3.05	Income before financial income and taxes	367,826	1,025,805	486,157	994,564
3.06	Financial income / expense	(186,758)	(553,487)	(224,044)	(446,949)
3.06.01	Financial income	329,493	616,567	248,800	477,486
3.06.02	Financial expense	(516,251)	(1,170,054)	(472,844)	(924,435)
3.07	Income before taxes	181,068	472,318	262,113	547,615
3.08	Income tax and social contribution	(90,828)	(239,768)	(116,818)	(227,919)
3.08.01	Current	(84,338)	(198,655)	(124,809)	(291,724)
3.08.02	Deferred	(6,490)	(41,113)	7,991	63,805
3.09	Net income from continuing operations	90,240	232,550	145,295	319,696
3.11	Net income	90,240	232,550	145,295	319,696
3.11.01	Net income attributable to controlling shareholders	124,180	293,150	164,635	341,130
3.11.02	Net income attributable to noncontrolling shareholders	(33,940)	(60,600)	(19,340)	(21,434)

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

Consolidated Standard Interim financial statements

Statement of Comprehensive Income

(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous Year - Second Quarter	YTD Previous Year
		04/01/2015 to 06/30/2015	01/01/2015 to 06/30/2015	04/01/2014 to 06/30/2014	01/01/2014 to 06/30/2014
4.03	Consolidated comprehensive income	90,240	232,550	145,295	319,696
4.03.01	Comprehensive income attributable to controlling shareholders	124,180	293,150	164,635	341,130
4.03.02	Comprehensive income attributable to non controlling shareholders	(33,940)	(60,600)	(19,340)	(21,434)

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

Consolidated Standard Interim financial statements

Statement of Cash Flow – Indirect method

(in thousands of Brazilian reais – R$)

Code	Description	Current year 01/01/2015 to 06/30/2015	Previous Year 01/01/2014 to 06/30/2014
6.01	Net cash from operating activities	169,115	266,630
6.01.01	Cash generated from operations	2,194,376	1,853,166
6.01.01.01	Net income	472,318	547,615
6.01.01.02	Depreciation and amortization	638,300	563,784
6.01.01.03	Reserve for tax, civil, labor and environmental risks	139,524	75,198
6.01.01.04	Interest and monetary and exchange restatement	902,089	703,904
6.01.01.05	Expenses with pension plan	32,689	24,079
6.01.01.06	Losses (gains) on disposal of noncurrent assets	27,466	23,542
6.01.01.07	Deferred taxes - PIS and COFINS	3,368	(19,638)
6.01.01.08	Other	(2,463)	(546)
6.01.01.09	Allowance for doubtful accounts	62,466	46,232
6.01.01.10	Equity income	(81,381)	(111,004)
6.01.02	Variation on assets and liabilities	(2,025,261)	(1,586,536)
6.01.02.01	Consumers, Concessionaires and Licensees	(1,205,959)	(249,034)
6.01.02.02	Recoverable Taxes	27,943	9,519
6.01.02.03	Leases	642	(1,644)
6.01.02.04	Escrow deposits	17,200	42,641
6.01.02.05	Other operating assets	(6,303)	(52,659)
6.01.02.06	Concession financial asset (transmission)	(27,707)	(11,484)
6.01.02.07	Sector financial asset	(663,333)	-
6.01.02.08	Suppliers	(107,234)	46,016
6.01.02.09	Taxes and social contributions paid	(188,348)	(321,968)
6.01.02.10	Other taxes and social contributions	175,330	94,334
6.01.02.11	Employee Pension Plans	(67,463)	(60,617)
6.01.02.12	Interest paid on debt	(764,585)	(620,210)
6.01.02.13	Regulator charges	894,282	11,855
6.01.02.14	Tax, civil and labor risks paid	(78,382)	(99,027)
6.01.02.15	Other operating liabilities	104,889	79,391
6.01.02.16	Dividend and interest on shareholders’ equity received	16,517	16,103
6.01.02.17	Receivables - Resources provided by the CDE/CCE	(182,563)	(477,448)
6.01.02.18	Payable - Resources provided by the CDE	52,247	7,696
6.01.02.19	Sector financial liability	(22,434)	-
6.02	Net cash in investing activities	(793,363)	(635,174)
6.02.01	Acquisition of property, plant and equipment	(287,750)	(167,449)
6.02.02	Marketable Securities, Deposits and Escrow Deposits	(99,378)	(12,862)
6.02.04	Acquisition of intangible assets	(425,060)	(352,399)
6.02.05	Sale of noncurrent assets	8,268	10,495
6.02.08	Intercompany loans with subsidiaries and associated companies	103	950
6.02.09	Capital increase in existing investments	-	(45,445)
6.02.10	Acquisition of subsidiaries net of cash acquired	-	(68,464)
6.02.11	Sale of interest in investees	10,454	-
6.03	Net cash in financing activities	(29,477)	902,794
6.03.01	Loans, financing and debentures obtained	3,518,023	2,433,388
6.03.02	Payments of Loans, financing , debentures and derivatives	(3,515,017)	(949,514)
6.03.03	Dividend and interest on shareholders’ equity paid	(425)	(581,986)
6.03.04	Capital increase by noncontrolling shareholders	-	906
6.03.05	Business combination payment	(32,058)	-
6.05	Increase (decrease) in cash and cash equivalents	(653,725)	534,250
6.05.01	Cash and cash equivalents at beginning of period	4,357,455	4,206,422
6.05.02	Cash and cash equivalents at end of period	3,703,730	4,740,672

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

Consolidated Standard Interim financial statements

Statement of Changes in shareholders´ equity – from January 1, 2015 to June 30, 2015

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	468,082	1,536,136	-	145,893	6,943,535	2,440,978	9,384,513
5.03	Adjusted opening balance	4,793,424	468,082	1,536,136	-	145,893	6,943,535	2,440,978	9,384,513
5.04	Capital transactions within shareholders	554,888	-	(554,888)	3,134	-	3,134	2,068	5,202
5.04.01	Capital increase	554,888	-	(554,888)	-	-	-	-	-
5.04.09	Dividend proposal approved	-	-	-	-	-	-	2,068	2,068
5.04.10	Prescribed dividend	-	-	-	3,134	-	3,134	-	3,134
5.05	Total comprehensive income	-	-	-	293,150	-	293,150	(60,600)	232,550
5.05.01	Net income for the period	-	-	-	293,150	-	293,150	(60,600)	232,550
5.06	Internal changes of shareholders equity	-	-	88,447	(75,260)	(13,187)	-	(7)	(7)
5.06.04	Other transactions within noncontrolling shareholders	-	-	-	-	-	-	(7)	(7)
5.06.06	Realization of deemed cost of fixed assets	-	-	-	19,980	(19,980)	-	-	-
5.06.07	Tax on deemed cost realization	-	-	-	(6,793)	6,793	-	-	-
5.06.08	Formation of reserve	-	-	88,447	(88,447)	-	-	-	-
5.07	Ending balance	5,348,312	468,082	1,069,695	221,024	132,706	7,239,819	2,382,439	9,622,258

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

Consolidated Standard Interim financial statements

Statement of Changes in shareholders´ equity – from January 1, 2014 to June 30, 2014

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income		Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
							Shareholders´ equity
5.01	Opening balance	4,793,424	287,630	1,545,177	-	397,666	7,023,897	1,774,818	8,798,715
5.03	Adjusted opening balance	4,793,424	287,630	1,545,177	-	397,666	7,023,897	1,774,818	8,798,715
5.04	Capital transactions within shareholders	-	44	(567,802)	2,362	-	(565,396)	(17,070)	(582,466)
5.04.09	Additional dividend approved	-	-	(567,802)	-	-	(567,802)	(16,617)	(584,419)
5.04.10	Prescribed dividend	-	-	-	2,362	-	2,362	-	2,362
5.04.11	Capital increase in subsidiaries without change in control	-	251	-	-	-	251	656	907
5.04.12	Gain (loss) in participation without change in control	-	(207)	-	-	-	(207)	207	-
5.04.13	Redemption of capital reserve of non-controlling shareholders	-	-	-	-	-	-	(1,316)	(1,316)
5.05	Total comprehensive income	-	-	-	341,130	-	341,130	(21,434)	319,696
5.05.01	Net income	-	-	-	341,130	-	341,130	(21,434)	319,696
5.06	Internal changes of shareholders equity	-	-	43,160	(30,284)	(12,876)	-	(56)	(56)
5.06.01	Formation of reserve	-	-	43,160	(43,160)	-	-	-	-
5.06.04	Other transactions within noncontrolling shareholders	-	-	-	-	-	-	(56)	(56)
5.06.06	Realization of deemed cost of fixed assets	-	-	-	19,508	(19,508)	-	-	-
5.06.07	Tax on deemed cost realization	-	-	-	(6,632)	6,632	-	-	-
5.07	Ending balance	4,793,424	287,674	1,020,535	313,208	384,790	6,799,631	1,736,258	8,535,889

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

Consolidated Standard Interim financial statements

Statement of Added Value

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2015 to 06/30/2015	Previous Year 01/01/2014 to 06/30/2014
7.01	Revenues	16,920,299	10,522,713
7.01.01	Sales of goods, products and services	16,173,168	9,979,941
7.01.02	Other revenue	515,720	405,800
7.01.02.01	Revenue from construction of infrastructure distribution	515,720	405,800
7.01.03	Revenues related to the construction of own assets	293,875	183,204
7.01.04	Allowance for doubtful accounts	(62,464)	(46,232)
7.02	Inputs	(9,393,739)	(6,601,844)
7.02.01	Cost of sales	(7,981,950)	(5,537,950)
7.02.02	Material-Energy-Outsourced services-Other	(1,108,044)	(853,299)
7.02.04	Other	(303,745)	(210,595)
7.03	Gross added value	7,526,560	3,920,869
7.04	Retentions	(639,067)	(564,057)
7.04.01	Depreciation and amortization	(470,375)	(418,609)
7.04.02	Other	(168,692)	(145,448)
7.04.02.01	Intangible concession asset - amortization	(168,692)	(145,448)
7.05	Net added value generated	6,887,493	3,356,812
7.06	Added value received in transfer	706,255	590,042
7.06.01	Equity in subsidiaries	81,381	111,004
7.06.02	Financial income	624,874	479,038
7.07	Added Value to be Distributed	7,593,748	3,946,854
7.08	Distribution of Added Value	7,593,748	3,946,854
7.08.01	Personnel	447,113	394,158
7.08.01.01	Direct Remuneration	276,893	248,013
7.08.01.02	Benefits	147,992	126,017
7.08.01.03	Government severance indemnity fund for employees- F.G.T.S.	22,228	20,128
7.08.02	Taxes, Fees and Contributions	5,723,017	2,279,614
7.08.02.01	Federal	3,479,544	787,748
7.08.02.02	State	2,236,606	1,484,561
7.08.02.03	Municipal	6,867	7,305
7.08.03	Remuneration on third parties’ capital	1,191,068	953,386
7.08.03.01	Interest	1,164,734	924,397
7.08.03.02	Rental	26,334	23,111
7.08.03.03	Other	-	5,878
7.08.04	Remuneration on own capital	232,550	319,696
7.08.04.03	Retained Earnings / Loss for the Period	232,550	319,696

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

COMMENTS ON PERFORMANCE

The comments on performance are expressed in thousands of Brazilian reais, unless otherwise indicated.

Analysis of Results

CPFL Energia (Parent Company)

The drop in net income in the quarter was R$ 40,454, compared with the same quarter of 2014 (R$ 124,180 in 2015 and R$ 164,634 in 2014), primarily due to a decrease in the equity income.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

 COMMENTS ON CONSOLIDATED PERFORMANCE

	Consolidated
	2nd Quarter			1st Semester
	2015	2014	%	2015	2014	%
Operating revenues	9,053,011	5,169,918	75.5%	16,688,888	10,385,741	60.9%
Electricity sales to final consumers (*)	5,945,120	3,712,763	60.1%	11,211,844	7,467,929	50.1%
Electricity sales to wholesaler´s	1,062,761	660,484	60.9%	1,919,223	1,361,439	41.0%
Revenue from construction of concession infrastructure	284,912	217,030	31.3%	515,720	405,800	27.1%
Other operating revenues (*)	864,647	579,641	49.2%	1,457,947	1,150,573	26.7%
Sector financial asset and liability	895,571	-	0.0%	1,584,155	-	0.0%
Deductions from operating revenues	(3,890,462)	(1,276,235)	205.0%	(6,236,271)	(2,564,748)	143.2%
Net operating revenue	5,162,549	3,893,683	33.1%	10,452,617	7,820,993	33.9%
Cost of eletric energy	(3,611,688)	(2,440,406)	48.0%	(7,209,539)	(4,992,650)	44.4%
Electricity purchased for resale	(3,311,561)	(2,301,084)	43.9%	(6,515,492)	(4,661,044)	39.8%
Electricity network usage charges	(300,127)	(139,322)	115.4%	(694,047)	(331,606)	109.3%
Operating cost/expense	(1,247,292)	(1,007,050)	23.9%	(2,298,654)	(1,944,783)	18.2%
Personnel	(236,425)	(215,508)	9.7%	(461,458)	(412,177)	12.0%
Employee pension plans	(16,344)	(12,038)	35.8%	(32,689)	(24,079)	35.8%
Materials	(34,946)	(28,921)	20.8%	(67,126)	(56,804)	18.2%
Outside services	(134,154)	(126,214)	6.3%	(270,019)	(245,569)	10.0%
Depreciation and amortization	(240,375)	(211,380)	14.0%	(469,607)	(418,335)	12.4%
Intangible of concession amortization	(83,992)	(73,805)	13.8%	(168,693)	(145,448)	16.0%
Costs related to infrastructure construction	(284,540)	(217,030)	31.1%	(514,718)	(405,800)	26.8%
Other	(216,515)	(122,155)	76.7%	(314,343)	(236,571)	32.6%
Income from electric energy service	303,569	446,227	-27.5%	944,423	883,560	9.1%
Financial income (expense)	(186,758)	(224,043)	-16.7%	(553,487)	(446,949)	23.8%
Income	329,493	248,800	32.5%	616,567	477,486	29.2%
Expense	(516,251)	(472,843)	9.2%	(1,170,054)	(924,435)	26.6%
Interest in subsidiaries, associates and joint ventures	64,257	39,929	60.9%	81,381	111,004	-26.7%
Income before taxes	181,068	262,113	-23.3%	472,318	547,615	-10.1%
Social Contribution	(23,172)	(31,427)	-20.5%	(64,635)	(61,856)	7.4%
Income Tax	(67,656)	(85,391)	-15.1%	(175,133)	(166,063)	8.4%
Net income	90,240	145,295	-28.7%	232,550	319,696	-23.1%

Net income attributable to the shareholders of the company	124,180	164,634	-16.5%	293,150	341,130	-10.2%
Net income/(loss) attributable to the non controlling interests	(33,940)	(19,340)	75.5%	(60,600)	(21,434)	182.7%

EBITDA	692,477	771,636	-7.6%	1,664,673	1,558,938	8.1%

(*) The reclassification of revenue from network usage charge - TUSD was not taken into acount in presentation of the comments on consolidated perfomance.

Net income for the period and EBITDA reconciliation
Net income	90,240	145,295		232,550	319,696
Depreciation and amortization	324,367	285,185		638,300	563,783
Amortization of value-added of assets	284	295		568	591
Financial income (expense)	186,758	224,043		553,487	446,949
Social contribution	23,172	31,427		64,635	61,856
Income tax	67,656	85,391		175,133	166,063
EBITDA	692,477	771,636		1,664,673	1,558,937

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

 Gross Operating Revenue

The Gross Operating Revenue in the 2nd quarter of 2015 was R$ 9,053,011, up 75.1% (R$ 3,883,093) compared with the same quarter of the previous year.

The main factors in this change were:

•      Increase of 60.1% (R$ 2,232,357) in the supply of electric energy, due to an increase of 67.5% (R$ 2,388,472) in the average tariffs charged as a result of (i) annual tariff adjustments, (ii) extraordinary tariff adjustment, and (iii) tariff flag, partially offset by the reduction of 4.2% in the volume of energy sold (R$ 156,115);

•      Increase of 60.9% (R$ 402,277) in the energy supplied, caused mainly by:

o    Increase of 111.4% (R$ 219,445) in sales of current electric energy in the Electric Energy Commercialization Chamber (“CCEE”), due to the amount traded in the short term, mainly the distributors' surpluses.

o    Increase of 51.9% (R$ 179,098) in sales to other concessionaires and licensees, mainly due to the increase of (i) bilateral contract and tariff adjustment (R$ 116,800), (ii) begin of DESA consolidation in CPFL Renováveis (R$ 40,535), and (iii) sales revenue of CPFL Renováveis mainly by the beginning of operation and major generation at the biomass and wind power plants (R$ 20,300).

•      Increase of 31.3% (R$ 67,882) in revenue from construction of the concession infrastructure due to the raise in investments in the quarter.

•      Increase of R$ 895,571 in sector financial asset and liability, due to the accounting of assets and/or liabilities arising  from the differences of Parcel A and other components (receivable and/or payable), previously denominated regulatory asset/liability.

•      Increase of 49.2% (R$ 285,006) in other operating revenues, due mainly (i) revenue resulting from the Tariff for the Use of the Distribution System – TUSD free consumers (R$ 309,059) basically due to tariff adjustment, (ii) resources provided by CDE low income subsidy and other tariff discounts (R$ 53,719) partially offset by (iii) decrease of generation reimbursement (R$ 83,502), which accounting begin on December 2014.

Quantity of Energy Sold

The quantity of energy billed to final consumers in the 2nd quarter of 2015 decreased by 2.4% in relation to the same period of the previous year. This was noted in all captive market categories is due to the deterioration of the macroeconomic situation and the drop in customers' consumption of electric energy

The residential category, representing 38.1% of the total captive market, reported a drop of 1.5%, as a result of the tariff increases, awareness campaigns in relation to the use of electric energy and the deceleration of income levels.

The commercial category, which accounts for 21.5% of the total captive market, recorded a drop of 1.0%. The performance of this category was influenced by a combination of the reduction in income levels and of sales in the retail market.

The industrial category, which represents 20.1% of the total captive market, reported a drop of 5.6% This performance, which was already expected, is a direct consequence of the poor results of industrial activity in Brazil, which fell by -6.9%, year-to-date (to May 2015). Among the factors behind the decline in industrial activity and consequent drop in consumption by this class are high inventories and the current political and economic uncertainties in Brazil. As a further result of these factors, effects on CPFL Brasil (drop of 12.1%) of the reduction in consumption of industry in general.

Tariffs

In the 2nd quarter of 2015 the supply tariffs increased by an average of 67.5%. This was largely due to:
(i) the effect of the distributors' annual tariff adjustment and extraordinary tariff review increase, as follows:

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

		Annual tariff adjustment - RTA		Extraordinary tariff review
		2015	2014	2015
Distributor	Month	Effect perceived by consumers (a)	Effect perceived by consumers (a)	Effect perceived by consumers
CPFL Paulista	April	4.67% (c)	17.23%	32.28%
CPFL Piratininga	October	(b)	22.43%	29.78%
RGE	June	-3.76% (c)	22.77%	37.16%
CPFL Santa Cruz	February	27.96%	26.00%	5.16%
CPFL Leste Paulista	February	24.89%	-5.32%	14.52%
CPFL Jaguari	February	45.70%	3.70%	16.80%
CPFL Sul Paulista	February	28.38%	0.43%	17.02%
CPFL Mococa	February	29.28%	-9.53%	11.81%

a.     Represents the average effect perceived by consumers, as a result of elimination from the tariff base of financial components added in the annual adjustment for the previous year.

b.     The related annual tariff increase for 2015 has not yet been made.

c.     Represents the average effect perceived by consumers, compared to the extraordinary tariff review, Note 26.3 of the interim financial statements

(ii) the tariff flag system came into effect in 2015, created by Normative Resolution nº 547/13, effective from January 1, 2015. This mechanism may reflect the actual cost of the electric energy generation conditions in Brazil, particularly in relation to thermal generation, ESS related to energy security, hydrological risk and involuntary exposure of the electric energy distributors.

Deductions from Operating Revenue

Deductions from Operating Revenue in the 2nd quarter of 2015 amounted to R$ 3,890,462, up 204.8% (R$ 2,614,227) on the same quarter of 2014, largely due to:

•      Increase of 86.6% (R$ 365,435) in PIS and COFINS, largely as a result of the increase in the calculation base for these taxes (electricity sales to final consumer, energy supply, sector financial asset and liability and other revenues);

•      Increase of 67.3% (R$ 486,695) in ICMS, largely as a result of the up of 63.4% in the supply billed;

•      Increase of R$ 1,755,708 in sector charges, mainly caused by (i) increase of R$ 1,066,516 in the Energy Development Account – CDE due to ratification of the new quota for 2015 and (ii) accounting for the effects of the tariff flag, such as other charges to consumers, set against the regulatory charges liability (R$ 683,999).

Cost of Electric Energy

The cost of electric energy in the quarter totaled R$ 3,611,688, up 48.0% (R$ 1,171,283) on the same period of the previous year, mainly due to:

•       An increase of 43.9% (R$ 1,010,477) in electric energy purchased for resale, due to:

o     reimbursement of costs by the resources from CDE, in the second quarter of 2014,  for hydrological risk and overcontracting for the distribution subsidiaries (R$ 804,894);

o     increase of 102% (R$ 336,075) in energy bought from Itaipu, mainly due to a tariff increase, dollar raise, in addition to the involuntary exposure of Itaipu in the Energy Reallocation Mechanism MRE, due to generation below the physical guaranteeing;

o     the effect of the difference between the energy generated and the physical guarantee (GSF - Generation Scaling Factor), valued at the settlement price “PLD”, of Ceran and CPFL  Renováveis (R$ 47,173);

o     Increase of 3.1% (R$ 85,041) in energy purchased, partially offset by

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

o     decrease of 7.6% (R$ 215,743) in the average price due to the reduction in involuntary exposure and in the PLD, and payment system of the thermal plants (PLD x CVU), the cost of which was allocated to energy purchases in 2014 and to the charges line in 2015;

o     accounting of generation reimbursement revenue in the energy cost from December 2014 (R$ 46,865);

•      Increase of 115.4% (R$ 160,805) in transmission and distribution network usage charges, mainly due to: (i) rise of R$ 110,370 in System Service Charges due to the payment method of thermal plants (PLD x CVU) as mentioned above (ii) increase of R$ 72,501 in basic network charges.

Operating Costs and Expenses

Without taking into consideration the costs related to infrastructure construction, operating costs and expenses in the quarter amounted to R$ 962,753, up 21.9% (R$ 172,733) on the same period of the previous year. This was mainly due to:

•       Personnel: increase of 9.7% (R$ 20,917), mainly due to the effects of the collective agreement;

•       Employee pension plan: increase of 35.8% (R$ 4,307) due to the actuarial report for 2015;

•       Material: increase of 20.8% (R$ 6,026) mainly as a result of purchases of raw material to produce biomass energy (R$ 2,472) and plant maintenance (R$ 1,119);

•      Outsourced Services: increase of 6.3% (R$ 7,941), mainly for (i) beginning of DESA consolidation (R$ 5,994) and (ii) consultancy costs (R$ 2,384);

•      Depreciation and Amortization: an increase of 13.7% (R$ 28,995), mainly due to (i) increase of R$ 19,002 for the subsidiary CPFL Renováveis due to the begin of DESA consolidation (R$ 15,275) and  companies that started operations in the period; and (ii) an increase of R$ 7,663 in amortization of the intangible distribution infrastructure asset, mainly due to additions to the intangible assets base in the period;

•       Intangible of concession amortization: increase of 13.8% (R$ 10,187) basically due to increase in subsidiary CPFL Renováveis arising from companies that started operations and new acquisitions;

•      Other Expenses: increase of 77.2% (R$ 94,360), mainly due to the increase in (i) legal and  judicial expenses (R$ 74,865) (ii) allowance for doubtful accounts expenses (R$ 17,683) and (iii) assets disposal (R$ 13,877), mainly by disposal of plant and equipment of BioPedra power plant, in the indirect subsidiary CPFL Renováveis, partially offset by (iv) decrease of inspection fee (R$ 4,901).

Financial Income (Expense)

The Net Financial Expense in the quarter was R$ 186,758, compared with R$ 224,043 in the same period of 2014, drop of R$ 37,285 in net expense. This variation is mainly due to:

•         Increase of 32.4% (R$ 80,694) in financial income, mainly due to increase of (i) income from adjustment to expected cash flow from the financial asset of concession (R$ 67,952), (ii) restatement of sector financial asset (R$ 33,512), (iii) arrears of interest and fines (R$ 16,991), partially offset by (iv) decrease in short-term cash investments (R$ 22,924) and (v) monetary and exchange restatement (R$ 12,347).

•         Increase of 9.2% (R$ 43,408) in financial expense, mainly due to (i) increase of R$ 39,643 in debt charges and monetary and exchange restatement as a result of the increased debt and rise in indicators, (ii) IOF expenses (R$ 8,742), partially offset by (iii) increase of R$ 5,390 in interest capitalized.

Interest in subsidiaries, associates and joint ventures

Changes in consolidated equity income relate to income from equity in joint ventures, as shown below:

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

	2nd quarter 2015	2nd quarter 2014
Epasa	32,836	(4,602)
Baesa	2,693	3,824
Enercan	18,325	22,094
Chapecoense	10,687	18,909
Amortization of value-added of assets	(284)	(295)
Total	64,257	39,929

•       Epasa: increase of R$ 37,438, due to (i) gain from discounts obtained from fuel oil vendors (R$ 26,409); (ii) a reduction in the cost of fuel oil purchases (R$ 42,524); partially offset by (iii) a decrease in income from energy supply due to the drop in the variable tariff (R$ 26,538); and (iv) a decrease in income from ICMS credits on fuel oil purchases (R$ 3,595);

•       Chapecoense: a decrease of R$ 8,222, mainly due to (i) a decrease in income from short-term energy supply due to the drop in 240 GWh sales and in the average PLD price (R$ 15,089); partially offset by (ii) an increase in income from bilateral supply contracts due to a price increase (R$ 4,297).

Social Contribution and Income Tax

Taxes on income in the 2nd quarter of 2015 were R$ 90,828, decrease of 22.2% (R$ 25,990) in relation to the expense and recorded in the same quarter of 2014, primarily due to the effects of changes in income before taxes.

Net Income and EBITDA

As a result of the above factors, net income for the quarter was R$ 90,240, 37.9% (R$ 55,055) lower than the same period of 2014.

EBITDA (net income excluding the effects of depreciation, amortization, financial income (expense), social contribution and income tax) for the 2nd quarter of 2015 was R$ 692,477, or 10.3% (R$ 79,159) lower than the same quarter of 2014.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

COMMENTS ON THE PERFORMANCE OF SUBSIDIARIES/ASSOCIATES

Subsidiary/Associate: Companhia Paulista de Força e Luz - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at June 30, 2015, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: CPFL Geração de Energia S.A.

The subsidiary CPFL Geração de Energia S/A is a publicly quoted corporation, and its individual and consolidated comments on performance are provided in its Interim Financial Statements - ITR, at June 30, 2015, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: Companhia Piratininga de Força e Luz

The subsidiary Companhia Piratininga de Força e Luz is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at June 30, 2015, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: Rio Grande Energia S.A.

The subsidiary Rio Grande Energia S/A is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at June 30, 2015, filed with the CVM – Comissão de Valores Mobiliários.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

Subsidiary/Associate: CPFL Commercialization Brasil S.A.

	Consolidated
	2nd Quarter			1st Semester
	2015	2014	%	2015	2014	%
Operating revenues	505,252	520,766	-3.0%	980,906	1,085,448	-9.6%
Electricity sales to final consumers	284,169	227,576	24.9%	560,424	456,033	22.9%
Electricity sales to wholesaler´s	221,075	291,751	-24.2%	420,473	622,337	-32.4%
Other operating revenues	8	1,439	-99.4%	8	7,079	-99.9%
Deductions from operating revenues	(59,011)	(60,858)	-3.0%	(120,601)	(125,410)	-3.8%
Net operating revenue	446,240	459,908	-3.0%	860,305	960,038	-10.4%
Cost of eletric energy	(394,133)	(391,755)	0.6%	(780,199)	(818,104)	-4.6%
Electricity purchased for resale	(394,133)	(395,274)	-0.3%	(780,198)	(821,584)	-5.0%
Electricity network usage charges	0	3,519	-100.0%	(0)	3,481	-100.0%
Operating cost/expense	(9,572)	(10,369)	-7.7%	(19,208)	(19,123)	0.4%
Personnel	(5,970)	(6,168)	-3.2%	(11,545)	(11,121)	3.8%
Materials	(49)	(42)	16.7%	(90)	(81)	10.6%
Outside services	(1,369)	(1,660)	-17.5%	(2,883)	(3,347)	-13.9%
Depreciation and amortization	(1,214)	(1,112)	9.1%	(2,362)	(2,217)	6.6%
Other	(970)	(1,386)	-30.1%	(2,329)	(2,357)	-1.2%
Income from electric energy service	42,535	57,784	-26.4%	60,898	122,811	-50.4%
Financial income (expense)	(763)	1,005	-175.9%	3,764	3,052	23.3%
Income	8,583	7,907	8.5%	20,666	16,829	22.8%
Expense	(9,346)	(6,902)	35.4%	(16,902)	(13,777)	22.7%
Income before taxes	41,772	58,789	-28.9%	64,662	125,864	-48.6%
Social contribution	(3,613)	(5,348)	-32.4%	(5,693)	(11,411)	-50.1%
Income tax	(10,050)	(14,864)	-32.4%	(15,910)	(31,756)	-49.9%
Net income	28,109	38,577	-27.1%	43,059	82,696	-47.9%

Net income attributable to the shareholders of the company	28,109	38,577	-27.1%	43,059	82,696	-47.9%

EBITDA	43,749	58,897	-25.7%	63,260	125,028	-49.4%

Net income for the period and EBITDA reconciliation
Net income	28,109	38,577		43,059	82,696
Depreciation and amortization	1,214	1,112		2,362	2,217
Financial income (expense)	763	(1,005)		(3,764)	(3,052)
Social contribution	3,613	5,348		5,693	11,411
Income tax	10,050	14,864		15,910	31,756
EBITDA	43,749	58,897		63,260	125,028

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

Gross Revenue

Gross Revenue for the 2nd quarter of 2015 was R$ 505,252, down R$ 15,514 (3%) in relation to the same quarter of 2014, mainly due to:

•         Bilateral Agreements: increase of R$ 31,048 due to the increase of 29% (R$ 25,174) in the average price and in sales of 50 GWh (R$ 5,874).

•         Sales in the CCEE: decrease of R$ 52,926, due to a decrease of 58 GWh (R$ 32,863) in the volume sold and of 39% (R$ 20,063) in the average price.

Cost of Electric Energy

The cost of electric energy in the 2nd quarter of 2015 was R$ 394,133, down R$ 2,378 (0.6%) on the same quarter of 2014, basically explained by:

•         Bilateral Agreements: decrease of R$ 36,034, due to a 476 GWh (R$ 72,259) reduction in volume acquired, partially offset by an increase of 10.5% (R$ 36,225) in the average price.

•         Purchase in the CCEE: increase of R$ 34,893, due to an increase of 65 GWh (R$ 50,538) in the volume acquired, partially offset by a drop of 53.1% (R$ 15,645) in the average price.

Financial income (expense)

The financial income (expense) in the 2nd quarter of 2015 was net expense of R$ 763, up R$ 1,768 (175.9%) on the same quarter of 2014, basically due to expenses with accrued interest on debentures.

Net Income for the period and EBITDA

Net financial income in the 2nd quarter of 2015 was R$ 28,109, down R$ 10,468 (27.1%) on the same quarter of 2014.

EBITDA (net Income before financial income (expense), income tax and social contribution, depreciation and amortization) for the 2nd quarter of 2015 was R$ 43,749, less than the recorded in the same quarter of 2014 (R$ 58,897) (not reviewed by the independent auditors).

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

CPFL ENERGIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR JUNE 30, 2015

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

CPFL ENERGIA S.A.
Balance Sheets as of June 30, 2015 and December 31, 2014
(in thousands of Brazilian reais)
		Parent company		Consolidated
Assets	Note	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014

Current
Cash and cash equivalents	5	563,205	799,775	3,703,730	4,357,455
Consumers, concessionaires and licensees	6	-	-	3,407,145	2,251,124
Dividends and interest on shareholders´ equity receivable	12	957,081	942,367	40,442	54,483
Financial investments	-	-	-	32,172	5,324
Recoverable taxes	7	63,822	49,071	311,407	329,638
Derivatives	33	25,487	-	94,535	23,260
Sector financial asset	8	-	-	772,283	610,931
Materials and supplies	-	-	-	23,800	18,505
Leases	-	-	-	13,541	12,396
Financial asset of concession	10	-	-	585,312	540,094
Other credits	11	1,273	976	1,188,846	1,011,495
Total current		1,610,868	1,792,189	10,173,213	9,214,704

Noncurrent
Consumers, concessionaires and licensees	6	-	-	110,491	123,405
Loans to subsidiaries, associates and joint ventures	-	28,492	12,089	106,417	100,666
Escrow deposits	21	593	546	1,183,664	1,162,477
Recoverable taxes	7	-	-	145,725	144,383
Sector financial asset	8	-	-	865,498	321,788
Derivatives	33	-	-	1,099,213	584,917
Deferred taxes credits	9	147,566	150,628	887,151	938,496
Advances for future capital increase	-	80	55,157	-	-
Leases	-	-	-	33,383	35,169
Financial asset of concession	10	-	-	3,141,307	2,834,522
Investment at cost	-	-	-	116,654	116,654
Other credits	11	15,390	15,818	470,984	388,828
Investment	12	6,055,152	6,290,998	1,173,087	1,098,769
Property, plant and equipment	13	1,037	843	8,929,185	8,878,064
Intangible assets	14	19	18	8,972,845	9,155,973
Total noncurrent		6,248,329	6,526,098	27,235,604	25,884,112

Total assets		7,859,196	8,318,287	37,408,818	35,098,816

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

CPFL ENERGIA S.A.
Balance Sheets as of June 30, 2015 and December 31, 2014
(in thousands of Brazilian reais)

		Parent company		Consolidated
Liabilities and shareholders' equity	Note	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014

Current
Suppliers	15	579	791	2,267,546	2,374,147
Accrued interest on debts	16	14,218	-	130,095	97,525
Accrued interest on debentures	17	-	15,020	219,225	293,108
Loans and financing	16	529,731	-	1,724,142	1,093,500
Debentures	17	-	1,289,386	230,136	2,042,075
Post-employment benefit obligation	18	-	-	91,650	85,374
Regulatory charges	19	-	-	938,077	43,795
Taxes and social contributions payable	20	13,630	1,859	639,591	436,267
Dividends and Interest on Equity	-	10,308	13,555	13,457	19,086
Accrued liabilities	-	-	-	106,641	70,252
Derivatives	33	-	-	-	38
Sector financial liability	8	-	-	-	21,998
Public Utilities	22	-	-	4,238	4,000
Other accounts payable	23	15,756	17,877	933,948	835,941
Total current		584,222	1,338,488	7,298,746	7,417,104

Noncurrent
Suppliers	15	-	-	-	633
Accrued interest on debts	16	-	-	87,474	60,717
Accrued interest on debentures	17	-	-	10,710	-
Loans and financing	16	-	-	10,955,787	9,426,634
Debentures	17	-	-	6,719,438	6,136,400
Post-employment benefit obligation	18	-	-	477,336	518,386
Deferred taxes debits	9	-	-	1,371,666	1,385,498
Reserve for tax, civil and labor risks	21	1,086	725	578,037	490,858
Derivatives	33	-	-	16,779	13,317
Public utilities	22	-	-	83,704	80,992
Other accounts payable	23	34,069	35,540	186,883	183,766
Total noncurrent		35,155	36,264	20,487,813	18,297,200

Shareholders' equity	24
Capital		5,348,312	4,793,424	5,348,312	4,793,424
Capital reserves		468,082	468,082	468,082	468,082
Profit reserves		650,811	650,811	650,811	650,811
Statutory reserve - financial asset of concession		418,884	330,437	418,884	330,437
Statutory reserve - working capital improvement		-	554,888	-	554,888
Other comprehensive income		132,705	145,893	132,705	145,893
Retained earnings		221,024	-	221,024	-
		7,239,819	6,943,535	7,239,819	6,943,535
Net equity attributable to noncontrolling shareholders		-	-	2,382,440	2,440,978
Total shareholders' equity		7,239,819	6,943,535	9,622,258	9,384,513

Total liabilities and shareholders' equity		7,859,196	8,318,287	37,408,818	35,098,816

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

CPFL ENERGIA S.A.
Statement of income for the periods ended on June 30, 2015 and 2014
(in thousands of Brazilian reais, except for Earnings per share)

		Parent company				Consolidated
Statement of income	Note	2nd quarter 2015	1st semester 2015	2nd quarter 2014	1st semester 2014	2nd quarter 2015	1st semester 2015	2nd quarter 2014	1st semester 2014

Net operating revenue	26	1,156	1,156	33	33	5,162,549	10,452,617	3,893,683	7,820,993
Cost of electric energy services
Cost of electric energy	27	-	-	-	-	(3,611,688)	(7,209,539)	(2,440,406)	(4,992,650)
Operating cost	28	-	-	-	-	(468,623)	(916,725)	(411,447)	(803,297)
Services rendered to third parties	28	-	-	-	-	(285,125)	(515,787)	(217,944)	(407,321)

Gross operating income		1,156	1,156	33	33	797,113	1,810,566	823,887	1,617,726

Operating expenses	28
Sales expenses		-	-	-	-	(129,177)	(235,396)	(102,912)	(204,235)
General and administrative expenses		(7,297)	(15,261)	(5,371)	(11,317)	(256,570)	(434,710)	(185,837)	(348,915)
Other operating expense		-	-	-	-	(107,798)	(196,036)	(88,910)	(181,016)

Income from electric energy service		(6,141)	(14,105)	(5,338)	(11,283)	303,569	944,423	446,227	883,560

Interest in subsidiaries, associates and joint ventures	12	148,643	339,919	170,937	357,407	64,257	81,381	39,929	111,004

Financial income (expense)	29
Income		7,195	25,576	31,045	55,412	329,493	616,567	248,800	477,486
Expense		(15,093)	(47,521)	(34,677)	(67,883)	(516,251)	(1,170,054)	(472,843)	(924,435)
		(7,898)	(21,946)	(3,632)	(12,471)	(186,758)	(553,487)	(224,043)	(446,949)
Income before taxes		134,605	303,869	161,967	333,653	181,068	472,318	262,113	547,615
Social contribution	9	(1,386)	(1,445)	984	2,674	(23,172)	(64,635)	(31,427)	(61,856)
Income tax	9	(9,039)	(9,274)	1,684	4,804	(67,656)	(175,133)	(85,391)	(166,063)
		(10,425)	(10,719)	2,667	7,477	(90,828)	(239,768)	(116,818)	(227,919)

Net income		124,180	293,150	164,634	341,130	90,240	232,550	145,295	319,696

Net income attributable to controlling shareholders	25					124,180	293,150	164,634	341,130
Net income/(loss) attributable to noncontrolling shareholders	25					(33,940)	(60,600)	(19,340)	(21,434)
Earnings per share attributable to controlling shareholders - basic - R$	25	0.13	0.30	0.17	0.34	0.13	0.30	0.17	0.34
Earnings per share attributable to controlling shareholders - diluted - R$	25	0.13	0.29	0.17	0.34	0.13	0.29	0.17	0.34

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

CPFL Energia S.A.
Statement of comprehensive income for the periods ended on June 30, 2105 and 2014
(In thousands of Brazilian reais – R$)
	Parent company
	2nd quarter 2015	1st semester 2015	2nd quarter 2015	1st semester 2015
Net income	124,180	293,150	164,634	341,130

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Equity on comprehensive income of subsidiaries	-	-	-	-

Comprehensive income of the period - parent company	124,180	293,150	164,634	341,130

	Consolidated
	2nd quarter 2015	1st semester 2015	2nd quarter 2015	1st semester 2015
Net income	90,240	232,550	145,295	319,696

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
- Actuarial gain/(loss)	-	-	-	-

Comprehensive income of the period - consolidated	90,240	232,550	145,295	319,696
Comprehensive income attributable to controlling shareholders	124,180	293,150	164,634	341,130
Comprehensive income attributable to non controlling shareholders	(33,940)	(60,600)	(19,340)	(21,434)

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

CPFL Energia S.A.
Statement of changes in shareholders' equity for the period ended on June 30, 2015 and December 31, 2014
(in thousands of Brazilian Reais)

										Net equity attributable to
			Profit reserves			Other comprehensive income				noncontrolling shareholders
				Statutory reserve
	Capital	Capital reserves	Legal reserve	Financial asset of concession	Working capital improvement	Deemed Cost	Post-employment benefit obligation	Retained earnings	Total	Other comprehensive income	Other equity	Total Shareholders' equity
Balance at December 31, 2014	4,793,424	468,082	650,811	330,437	554,888	483,610	(337,718)	-	6,943,535	17,003	2,423,975	9,384,513

Total comprehensive income
Net income for the year	-	-	-	-	-	-	-	293,150	293,150	-	(60,600)	232,550

Internal changes of shareholders' equity
- Realization of deemed cost of fixed assets	-	-	-	-	-	(19,980)	-	19,980	-	(1,226)	1,226	-
- Tax on deemed cost realization	-	-	-	-	-	6,793	-	(6,793)	-	417	(417)	-
- Statutory reserve for the period	-	-	-	88,447	-	-	-	(88,447)	-	-	-	-
- Other changes in non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	(6)	(6)

Capital transactions with the shareholders
- Capital increase	554,888	-	-	-	(554,888)	-	-	-	-	-	-	-
- Prescribed dividend	-	-	-	-	-	-	-	3,135	3,135	-	-	3,135
- Dividend proposal approved	-	-	-	-	-	-	-	-	-	-	2,067	2,067

Balance at June 30, 2015	5,348,312	468,082	650,811	418,884	-	470,423	(337,718)	221,024	7,239,819	16,194	2,366,246	9,622,258

CPFL Energia S.A.
Statement of changes in shareholders' equity for the period ended on June 30, 2014 and December 31, 2013
(in thousands of Brazilian Reais)

											Net equity attributable to
			Profit reserves				Other comprehensive income				noncontrolling shareholders
	Capital	Capital reserves	Legal reserve	Reserve of retained earnings for investment	Statutory reserve - Financial asset of concession	Dividend	Deemed Cost	Post-employment benefit obligation	Retained earnings	Total	Other comprehensive income	Other equity	Total Shareholders' equity
Balance at December 31, 2013	4,793,424	287,630	603,352	108,987	265,036	567,802	509,665	(111,999)	-	7,023,899	18,490	1,756,328	8,798,718

Total comprehensive income
Net income for the year	-	-	-	-	-	-	-	-	341,130	341,130	-	(21,434)	319,696
										-			-
Internal changes of shareholders' equity										-			-
- Realization of deemed cost of fixed assets	-	-	-	-	-	-	(19,508)	-	19,508	-	(1,127)	1,127	-
- Tax on deemed cost realization	-	-	-	-	-	-	6,632	-	(6,632)	-	383	(383)	-
- Statutory reserve for the period	-	-	-	-	43,160	-	-	-	(43,160)	-	-	-	-
- Other changes in non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	(57)	(57)

Capital transactions with the shareholders
- Prescribed dividend	-	-	-	-	-	-	-	-	2,362	2,362	-	-	2,362
- Additional dividend approved	-	-	-	-	-	(567,802)	-	-	-	(567,802)	-	(16,617)	(584,419)
- Redemption of capital reserve of non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	(1,316)	(1,316)
- Capital increase in subsidiaries with no change in control	-	251	-	-	-	-	-	-	-	251	-	656	906
- Gain (loss) in participation with, no change in control	-	(207)	-	-	-	-	-	-	-	(207)	-	207	-

Balance at June 30, 2014	4,793,424	287,673	603,352	108,987	308,196	-	496,790	(111,999)	313,208	6,799,633	17,747	1,718,511	8,535,891

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

CPFL Energia S.A.
Statement of cash flow for the periods ended on June 30, 2015 and 2014
(In thousands of Brazilian reais – R$)

	Parent company		Consolidated
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Income, before income tax and social contribution	303,869	333,653	472,318	547,615
Adjustment to reconcile Income to cash provided by operating activities
Depreciation and amortization	80	87	638,300	563,784
Reserve for tax, civil and labor risks	468	130	139,524	75,198
Allowance for doubtful accounts	-	-	62,466	46,232
Interest and monetary adjustment	45,331	67,285	902,089	703,904
Post-employment benefit loss (gain)	-	-	32,689	24,079
Interest in subsidiaries, associates and joint ventures	(339,919)	(357,407)	(81,381)	(111,004)
Loss (gain) on the write-off of noncurrent assets	-	-	27,466	23,542
Deferred taxes (PIS and COFINS)	-	-	3,368	(19,638)
Other	-	-	(2,463)	(546)
	9,829	43,748	2,194,376	1,853,166
Decrease (increase) In operating assets
Consumers, concessionaires and licensees	-	-	(1,205,959)	(249,034)
Dividend and interest on equity received	607,349	867,738	16,517	16,103
Recoverable taxes	(5,144)	(11,289)	27,943	9,519
Lease	-	-	642	(1,644)
Escrow deposits	(32)	(480)	17,200	42,641
Sector financial asset	-	-	(663,333)	-
Resources provided by the Energy Development Account - CDE / CCEE	-	-	(182,563)	(477,448)
Financial asset of concession (transmission)	-	-	(27,707)	(11,484)
Other operating assets	131	1,955	(6,303)	(52,659)

Increase (decrease) In operating liabilities
Suppliers	(212)	(603)	(107,234)	46,016
Other taxes and social contributions	5,742	(413)	175,330	94,334
Other liabilities with post-employment benefit obligation	-	-	(67,463)	(60,617)
Regulatory charges	-	-	894,282	11,855
Tax, civil and labor risks paid	(95)	(35)	(78,382)	(99,026)
Sector financial liability	-	-	(22,434)	-
Resources provided by the CDE - payable	-	-	52,247	7,696
Other operating liabilities	(4,082)	(2,010)	104,889	79,390
Cash flows provided by operations	613,486	898,611	1,122,048	1,208,808
Interests paid	(36,858)	(65,405)	(764,585)	(620,210)
Income tax and social contribution paid	(1,628)	-	(188,348)	(321,968)
Net cash from operating activities	575,000	833,206	169,115	266,630

Investing activities
Price paid in business combination net of cash acquired	-	-	-	(68,464)
Capital increase in investments	-	-	-	(45,445)
Sale of interest in investees	-	-	10,454	-
Additions to property, plant and equipment	(268)	-	(287,750)	(167,449)
Financial investments, pledges, funds and tied deposits	-	-	(99,378)	(12,862)
Additions to intangible assets	(7)	-	(425,060)	(352,399)
Sale of noncurrent assets	-	-	8,268	10,495
Advance for future capital increase	(80)	(13,058)	-	-
Loans to subsidiaries, associates and joint ventures	(15,486)	6,884	103	950

Net cash flow from investing activities	(15,841)	(6,174)	(793,363)	(635,174)

Financing activities
Capital increase by noncontrolling shareholders	-	-	-	906
Loans, financing and debentures obtained	494,383	-	3,518,023	2,433,388
Loans, financing, debentures and derivatives paid	(1,290,000)	-	(3,515,017)	(949,514)
Business combination payment	-	-	(32,058)	-
Dividend and interest on shareholders’ equity paid	(112)	(565,368)	(425)	(581,986)
Net cash flow provided by (used in) financing activities	(795,729)	(565,368)	(29,477)	902,794
Increase (decrease) in cash and cash equivalents	(236,570)	261,664	(653,725)	534,250
Opening balance of cash and cash equivalents	799,775	990,672	4,357,455	4,206,422
Closing balance of cash and cash equivalents	563,205	1,252,336	3,703,730	4,740,672

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

CPFL Energia S.A.
Added value statements of income for the periods ended on June 30, 2015 and 2014
(in thousands of Brazilian Reais)

	Parent company		Consolidated
	1st semester 2015	1st semester 2014	1st semester 2015	1st semester 2014
1. Revenues	1,548	37	16,920,299	10,522,713
1.1 Operating revenues	1,274	37	16,173,168	9,979,941
1.2 Revenue related to the construction of own assets	274	-	293,875	183,204
1.3 Revenue from construction of concession infrastructure	-	-	515,720	405,800
1.4 Allowance of doubtful accounts	-	-	(62,466)	(46,232)

2. (-) Inputs	(5,193)	(3,111)	(9,393,739)	(6,601,844)
2.1 Electricity purchased for resale	-	-	(7,981,950)	(5,537,950)
2.2 Material	(288)	(4)	(524,126)	(420,663)
2.3 Outsourced services	(4,018)	(2,375)	(583,918)	(432,636)
2.4 Other	(887)	(731)	(303,745)	(210,595)

3. Gross added value (1 + 2)	(3,645)	(3,074)	7,526,560	3,920,869

4. Retentions	(80)	(87)	(639,067)	(564,058)
4.1 Depreciation and amortization	(80)	(87)	(470,375)	(418,610)
4.2 Amortization of intangible assets	-	-	(168,691)	(145,448)

5. Net added value generated (3 + 4)	(3,725)	(3,161)	6,887,493	3,356,811

6. Added value received in transfer	371,261	412,820	706,256	590,042
6.1 Financial Income	31,342	55,412	624,875	479,038
6.2 Interest in subsidiaries, associates and joint ventures	339,919	357,407	81,381	111,004

7. Added value to be distributed (5 + 6)	367,537	409,659	7,593,748	3,946,854

8. Distribution of added value
8.1 Personnel and charges	8,583	6,783	447,114	394,158
8.1.1 Direct remuneration	4,537	3,937	276,893	248,013
8.1.2 Benefits	3,518	2,434	147,992	126,017
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	528	411	22,229	20,128
8.2 Taxes, fees and contributions	21,500	(6,204)	5,723,017	2,279,613
8.2.1 Federal	21,489	(6,229)	3,479,544	787,748
8.2.2 Estate	11	24	2,236,606	1,484,561
8.2.3 Municipal	-	-	6,867	7,305
8.3 Interest and rentals	44,304	67,950	1,191,068	953,386
8.3.1 Interest	44,233	67,882	1,164,734	924,397
8.3.2 Rental	71	68	26,333	23,111
8.3.3 Other	-	-	-	5,878
8.4 Interest on capital	293,150	341,130	232,550	319,696
8.4.1 Retained earnings	293,150	341,130	232,550	319,696
	367,537	409,659	7,593,748	3,946,854

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

(1)      OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities in Brazil.

The Company’s headquarters are located at Gomes de Carvalho street, 1510 - 14º floor- Room 142 - Vila Olímpia - São Paulo - SP - Brazil.

The Company has direct and indirect interests in the following operational subsidiaries and joint ventures (on the concession area, number of consumers, energy production capacity and associated data not reviewed by the independent auditors):

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of São Paulo	234	4,179	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior and coast of São Paulo	27	1,641	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,429	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	204	16 years	July 2015 (h)
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of São Paulo	7	56	16 years	July 2015 (h)
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of São Paulo	2	39	16 years	July 2015 (h)
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of São Paulo	5	82	16 years	July 2015 (h)
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	45	16 years	July 2015 (h)

					Installed power (MW)
Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo and Goiás	1 Hydroelectric, 1 SHP (a) e 1 Thermal	694	694
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855	436
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 53.34%	Paraíba	2 Thermals	342	195
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93% (b)	Tocantins	1 Hydroelectric	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 51.61%	(c)	(c)	(c)	(c)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo	3 SHPs and 6 MHPs (g)	24	24

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

Commercialization of energy	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Basil Varejista")	Private corporation	Energy commercialization	Indirect 100%

Services	Company Type	Core activity	Equity Interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct 100%
CPFL Telecom S.A ("CPFL Telecom")	Private corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A ("CPFL Transmissão Piracicaba")	Private corporation	Energy transmission	Indirect 100%
CPFL Eficiência Energética S.A ("CPFL ESCO")	Private corporation	Energy efficiency management	Direct 100%
CPFL Transmissora Morro Agudo S.A (" CPFL Transmissão Morro Agudo") (e)	Private corporation	Energy transmission	Indirect 100%
TI Nect Serviços de Informática Ltda. (TI Nect) (f)	Limited company	Provision of technology services	Direct 100%

Other	Company Type	Core activity	Equity Interest
CPFL Jaguariúna Participações Ltda ("CPFL Jaguariuna")	Limited company	Venture capital company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense") (d)	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%

a)     SHP – Small Hydroelectric Plant

b)    Paulista Lajeado has a 7% participation in the installed power of Investco S.A. (5.94% share of its capital).

c)     CPFL Renováveis has operations in São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul states and its main activities are: (i) holding investments in renewable generation sources; (ii) identification, development, and exploitation of generation potential sources; and (iii) commercialization of electric energy. At June 30, 2015, CPFL Renováveis had a portfolio of 130 project, being 3,020.5 MW of installed capacity (1,797.8  MW operational), as follows:

•         Hydroelectric generation: 48 SHP’s (571  MW) being 38 SHP’s operational (399 MW) and  10 SHP’s under developing  (172 MW);

•         Wind power generation: 73 projects (2,078.4 MW) being 34 projects operational (1,027.7 MW) and 39 projects under construction/developing (1,050.7 MW);

•         Biomass power generation: 8 plants operational (370 MW);

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

•         Solar energy generation: 1 solar plant operational (1.1 MW).

d)    The joint venture Chapecoense fully consolidates the interim financial statements of its direct subsidiary, Foz de Chapecó

e)     The incorporation of CPFL Transmissora Morro Agudo S.A., subsidiary of CPFL Geração, was approved in January 2015, with the objective of operating and exploiting electric energy transmission concessions, including construction, implementation, operation and maintenance of transmission facilities of the basic network of the Interlinked National System.

f)     In September, 2014 the direct subsidiary TI Nect Serviços de Informática Ltda. (“TI Nect”), was set up with the objective of providing informatics, information technology maintenance, system update, program development and customization and computer and peripheral equipment maintenance services.

g)    MHP – micro hydroelectric plant

h)     In relation to the distribution concession term that ended on June 7, 2015, on 26 June, 2012, our subsidiaries filled a request for extension of the concession contracts, under the conditions in force by the time, reserving the right to review the request in the event of changes in the current contractual conditions. Our subsidiaries confirmed the request for extension on October 10, 2012.

Decree 8461, stating the conditions for renewal of the distribution concessions for a further 30 years, was published on June 2, 2015, taking into account the criteria of (i) efficient service provision (ii) efficient economic and financial management, (iii) operational and economic rationality and (iv) affordable tariffs.

The standard addendum to the contracts for extension of these concessions was subject to a Public Hearing 038/2015. The deadline for contributions to the hearing was July 13, 2015 and at the date of these interim financial statements, ANEEL is in the process of analyzing the contributions.

Once ANEEL has established the contents of the addendum, and the Mines and Energy Ministry has elected to extend the concession, and after receiving the call to do so, the concessionaires will have 30 days to sign the concession contract or the addendum. Whether or not the subsidiaries sign the new contract will depend on the final conditions, which will only be known after completion of the public hearing process.

Additionally, on July 16,2015, the concessionaires received from ANEEL, an Official Letter 468, requested updating of documentation in respect of (i) regularity of their tax, labor and sectoral situation, (ii) legal, financial and technical qualification, and (iii) a list of the municipalities served by the distributor. The objective of the letter was to set up the extension processes, based on Decree 8641/2015. The deadline for dispatching the documentation was July 3, 2015 and the subsidiaries filed such documentation accordingly.

At the date of these interim financial statements, no call had been received from the Mines and Energy and the subsidiaries continue to operate their concessions until the renewal process is concluded.

(2)     PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

2.1  Basis of presentation:

The individual (Parent Company) and consolidated interim financial statements were prepared, under International Financial Reporting Standards – IFRS,  issued by the International Accounting Standard Board – IASB, and with generally accepted accounting principles in Brazil.

Accounting practices adopted in Brazil encompass those included in Brazilian corporate law and the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) and approved by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), in particular the CPC 21 (R1) - Interim Financial Reporting.

The Company also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the National Electric Energy Agency (Agência Nacional de Energia Elétrica – ANEEL), when these are not in conflict with the accounting policies adopted in Brazil and/or IFRS.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

The accounting policies adopted in preparing these Interim Financial Statements are consistent with those adopted in December 31, 2014, and should be read together with those statements.

The consolidated interim financial statements were authorized for issue by the Board of Directors on July 31, 2015.

2.2  Basis of measurement:

The interim financial statements have been prepared on the historic cost basis except for the following material items recorded in the balance sheets: i) derivative financial instruments measured at fair value, ii) financial instruments measured at fair value through profit or loss, and iii) available-for-sale financial assets measured at fair value.

2.3  Use of estimates and judgments:

The preparation of the interim financial statements requires Company Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the accounting estimates are rarely the same as the actual results. Accordingly, Company Management reviews the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from reviews to accounting estimates are recorded in the period in which the estimates are reviewed and in any future periods affected.

Information about assumptions and estimate that are subject to a greater degree of uncertainty and involve the risk of resulting in a material adjustment if these assumptions and estimates suffer significant changes in subsequent periods is included in the following accounts:

•         Note 6 – Consumers, concessionaires and licensees;

•         Note 8 – Sector financial asset and liability;

•         Note 9 – Deferred taxes credits and debits;

•         Note 10 – Financial asset of concession;

•         Note 11 – Other credits (Allowance for doubtful accounts);

•         Note 13 – Property, plant and equipment and recognition of impairment losses;

•         Note 14 – Intangible assets and recognition of impairment losses;

•         Note 18 – Post-employment benefit obligation;

•         Note 21 – Provisions for tax, civil and labor risks and escrow deposits;

•         Note 23 – Other accounts payable (Provision to environmental costs);

•         Note 26 – Net operating revenues;

•         Note 27 – Cost of electric energy;

•         Note 33 – Financial instruments; and

•         Lease.

2.4  Functional currency and presentation currency:

The Company’s functional currency is the Brazilian Real, and the interim financial statements are presented in thousands of reais.  Figures are rounded only after addition of the amounts.  Consequently, when added, the amounts shown in thousands of reais may not tally with the rounded totals.

2.5  Basis of consolidation:

      i.        Business combinations

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

The Company measures goodwill as the fair value of the consideration transferred including the recorded amount of any non-controlling interest in the acquiree, less the recorded amount of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

     ii.        Subsidiaries and joint ventures:

The interim financial statements of subsidiaries are included in the consolidated interim financial statements from the date that control commences until the date that control ceases. Joint ventures are accounted for using the equity method of accounting from the moment joint control is established.

The accounting policies of subsidiaries, and joint ventures taken into consideration for consolidation and/or equity method of accounting, as applicable, are aligned with the Company's accounting policies.

Subsidiaries and joint ventures, as well associates, are accounted by equity method in the parent company interim financial statements. Joint ventures and associates are accounted by equity method in the consolidated financial statements.

The consolidated interim financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated for our subsidiaries. Prior to consolidation in the Company's interim financial statements, the interim financial statements of the subsidiaries CPFL Geração, CPFL Brasil, CPFL Jaguari Geração and CPFL Renováveis are fully consolidated with those of their subsidiaries.

Intra-group balances and transactions, and any income and expenses derived from these transactions, are eliminated in preparing the consolidated interim financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

In the case of subsidiaries, the portion related to non-controlling shareholders is stated in equity and stated after profit or loss and comprehensive income in each period presented.

Balances of joint ventures, as well our interest in each of them is described in note 12.

    iii.        Acquisition of non-controlling interest:

Accounted for as equity transaction (within the shareholders’ equity) and therefore no gain or goodwill is recognized as a result of such transaction.

2.6  Segment information:

An operating segment is a component of the Company (i) that engages in operating activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which discrete financial information is available.

Company Management bases strategic decisions on reports, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation activities from conventional sources (“Generation”); (iii) electric energy generation activities from renewable sources (“Renewables”); (iv) energy commercialization (“Commercialization”); (v) service activities (“Services”); and (vi) other activities not listed in the previous items.

Presentation of the operating segments includes items directly attributable to them, such as allocations required, including intangible assets.

2.7  Information on corporate interests:

The Company's interests in the direct and indirect subsidiaries and joint ventures are described in note 1. Except for (i) the companies ENERCAN, BAESA, Chapecoense and EPASA, which are accounted for using the equity method of accounting, and (ii) the investment recorded at cost by the subsidiary Paulista Lajeado in Investco S.A., all other entities are fully consolidated.

As of June 30, 2015 and December 31, 2014 and for the quarters and semesters ended in June 30, 2015 and 2014, the non-controlling interests stated in the interim consolidated financial statements refers to the interests held by third-parties in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

2.8  Value added statements:

The Company prepared individual and consolidated value added statements (“DVA”) in conformity with technical pronouncement CPC 09 - Value Added Statement, and these are presented as an integral part of the interim financial statements in accordance with generally accepted accounting principles in Brazil and as complementary information to the interim financial statements in accordance with IFRS, as the statement is neither provided for nor mandatory in accordance with IFRS.

(3)     SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements of the Company and its subsidiaries were prepared based on the same accounting policies as described in Notes 3.1 to 3.17, disclosed in the financial statements for the year ended December 31, 2014.

(4)     DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Accordingly, the Company measures fair value in accordance with IFRS 13/CPC 46, which define fair value as an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, under current market conditions.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The market value is the estimated amount for which a property could be exchanged on the date of valuation between knowledgeable and willing parties under normal market conditions. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

- Financial instruments

Financial instruments measured at fair values were valued based on quoted prices in an active market, or, if such prices were not available, assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained, when available,  from the BM&FBOVESPA S.A – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 33), and also includes the debtor's credit rating.

Financial assets classified as available-for-sale refer to the right to compensation, to be paid by the Federal Government regarding the assets of the distribution concessionaires when the concession contract is over. The methodology adopted for marking these assets to fair value is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, involves assessing the replacement price for the distribution infrastructure, in accordance with criteria established by the Grantor (“ANEEL”). This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indices.

Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the Grantor and uses the General Market Price Index - IGP-M as best estimate for adjusting the original base to the fair value at subsequent dates, in accordance with the tariff review process.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

(5)     CASH AND CASH EQUIVALENT

	Parent company		Consolidated
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
Bank balances	604	628	81,802	177,872
Short-term financial investments	562,600	799,147	3,621,929	4,179,583
Overnight investment (a)	-	-	29,383	84,512
Bank deposit certificates (b)	-	-	700,248	557,018
Repurchase agreements with debentures (b)	-	-	523,965	15,985
Investment funds (c)	562,600	799,147	2,368,331	3,522,069
Total	563,205	799,775	3,703,730	4,357,455

a)     Current account balances, which earn daily interest by investment in repurchase agreements secured on debentures and interest of 20% of the variation in the Interbank Deposit Certificate - CDI.

b)    Short-term investments in Bank Deposit Certificates and secured debentures with major financial institutions that operate in the Brazilian financial market, with daily liquidity, low credit risk and interest, in average, to 101% of the CDI.

c)     Amounts invested in Exclusive Funds, with daily liquidity and interest, in average, to 101% of the Interbank Deposit Certificate - CDI, in investments subject to floating rates tied to federal government bonds, Bank Deposit Certificate – CDBs, financial bills and secured debentures of major financial institutions, with low credit risk.

(6)     CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated interim financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at June 30, 2015 and December 31, 2014:

	Consolidated
		Past due		Total
	Amounts coming due	until 90 days	> 90 days	June 30, 2015	December 31, 2014
Current
Consumer classes
Residential	523,567	372,974	50,494	947,035	469,318
Industrial	278,329	90,406	38,189	406,924	171,072
Commercial	228,838	72,591	13,750	315,179	148,120
Rural	53,312	11,172	1,475	65,959	36,319
Public administration	60,450	9,624	1,089	71,163	47,076
Public lighting	53,333	8,047	9,876	71,256	45,151
Public utilities	74,089	12,484	413	86,986	48,777
Billed	1,271,917	577,299	115,285	1,964,502	965,833
Unbilled	775,765	-	-	775,765	705,318
Financing of consumers' debts	82,699	9,691	25,696	118,087	103,512
Free energy	307	-	-	307	388
CCEE transactions	370,130	-	-	370,130	227,986
Concessionaires and licensees	301,579	-	-	301,579	334,403
Other	10,952	-	-	10,951	18,273
	2,813,348	586,990	140,982	3,541,319	2,355,713
Allowance for doubtful accounts				(134,174)	(104,588)
Total				3,407,145	2,251,124

Non current
Financing of consumers' debts	84,679	-	-	84,679	96,547
Free energy	4,459	-	-	4,459	4,139
CCEE transactions	41,301	-	-	41,301	41,301
	130,440	-	-	130,440	141,988
Allowance for doubtful accounts				(19,948)	(18,583)
Total				110,491	123,405

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

Allowance for doubtful accounts

Changes in the allowance for doubtful accounts are shown below:

	Consolidated
	Consumers, concessionaires and licensees	Other Credits (note 11)	Total
At December 31, 2014	(123,171)	(15,285)	(138,456)
Allowance for doubtful accounts	(75,324)	104	(75,220)
Recovery of revenue	12,473	282	12,755
Write-off of accounts receivable and provisioned	31,900	1,220	33,120
At June 30, 2015	(154,122)	(13,679)	(167,801)

Current	(134,174)	(11,698)	(145,872)
Noncurrent	(19,948)	(1,981)	(21,930)

(7)     RECOVERABLE TAXES

	Parent company		Consolidated
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
Current
Prepayments of social contribution - CSLL	-	-	6,534	21,951
Prepayments of income tax - IRPJ	-	-	13,479	32,030
IRRF on interest on equity	29,945	20,594	29,945	21,044
Income tax and social contribution to be offset	870	870	57,668	51,214
Withholding tax - IRRF	26,847	21,530	90,622	88,249
ICMS to be offset	-	-	67,768	66,641
Social Integration Program - PIS	1,087	1,072	7,624	7,527
Contribution for Social Security financing- COFINS	5,074	5,005	34,967	38,098
National Social Security Institute - INSS	-	-	1,476	1,869
Other	-	-	1,324	1,015
Total	63,822	49,071	311,407	329,638

Noncurrent
Social contribution to be offset - CSLL	-	-	49,258	46,555
Income tax to be offset - IRPJ	-	-	8,352	8,352
ICMS to be offset	-	-	81,138	79,223
Social Integration Program - PIS	-	-	1,005	1,576
Contribution for Social Security financing- COFINS	-	-	4,660	7,305
Other	-	-	1,312	1,372
Total	-	-	145,725	144,383

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

(8)     SECTOR FINANCIAL ASSET AND LIABILITY

See below a breakdown of the amounts and changes of the Sector financial asset and liability (assets and/or liabilities):

Consolidated
	December 31, 2014	Operating revenue		Financial income or expense	Receive		June 30, 2015
		Constitution	Realization	Monetary adjustment	Tariff flag (note 26.5)	Resources from CCEE
Parcel "A"
CVA (*)
CCC (**)	58	2	(61)	-	-	-	-
CDE (****)	53,198	225,243	(21,395)	7,302	-	-	264,348
Electric energy cost	1,248,165	628,948	(384,083)	67,636	(571,612)	(61,571)	927,483
ESS and EER (***)	(622,243)	67,238	161,139	(31,303)	-	-	(425,169)
Proinfa	9,249	(7,186)	(5,470)	176	-	-	(3,231)
Basic network charges	154,593	74,717	(45,370)	9,146	-	-	193,087
Pass-through from Itaipu	(309,727)	554,544	94,768	(4,558)	-	-	335,028
Transmission from Itaipu	4,076	7,812	(1,415)	273	-	-	10,746
Neutrality of the sector charges	(12,338)	59,688	11,777	776	-	-	59,902
Overcontracting	597,422	95,454	(68,135)	(6,866)	-	(265,205)	352,670
Other financial components	(211,735)	77,266	58,674	(1,290)	-	-	(77,084)

	910,720	1,783,727	(199,571)	41,294	(571,612)	(326,776)	1,637,780

Current asset	610,931						772,283
Noncurrent asset	321,788						865,498
Current liability	(21,998)						-
Noncurrent liability	-						-

(*) Deferred tariff costs and gains variations from Parcel “A” items

(**) Fuel consumption account

(***) Energy system service (ESS) and Reserve energy charge (EER)

(****) Energy development account - CDE

The details of the nature of each sector financial asset and liability are provided in Note 3.14 to the December 31, 2014 financial statements

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

(9)     DEFERRED TAXES

9.1  Breakdown of tax credits and debits:

	Parent company		Consolidated
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
Social contribution credit/(debit)
Tax losses carryforwards	40,684	41,133	47,489	47,564
Tax benefit of merged goodwill	-	-	99,580	107,359
Nondeductible temporary differences	399	348	(289,748)	(290,367)
Subtotal	41,083	41,481	(142,679)	(135,444)

Income tax credit / (debit)
Tax losses carryforwards	105,374	108,182	124,263	126,085
Tax benefit of merged goodwill	-	-	342,020	367,944
Nondeductible temporary differences	1,109	966	(806,056)	(807,934)
Subtotal	106,483	109,148	(339,774)	(313,906)

PIS and COFINS credit/(debit)
Nondeductible temporary differences	-	-	(2,062)	2,348

Total	147,566	150,628	(484,515)	(447,002)

Total tax credit	147,566	150,628	887,151	938,496
Total tax debit	-	-	(1,371,666)	(1,385,498)

The estimate of recovery of the deferred tax credits recorded in noncurrent assets, derived from temporary non-deductible differences and tax benefit of the merged goodwill and tax loss carry forwards, is based on the projections of future profit or loss, which breakdown is provided in the financial statements of December 31, 2014 and is approved by the Board of Directors and reviewed by the Audit Committee. To reflect adequately the effective tax rate on net income, deferred tax credits on losses are registered monthly for the companies with positive projections, in accordance with the above-mentioned studies.

9.2  Tax benefit of merged goodwill:

Refers to the tax credit calculated on the goodwill derived from the acquisition of subsidiaries, as shown in the following table, which had been incorporated and is recognized in accordance with CVM Instructions nº 319/99 and nº 349/01 and ICPC 09 (R2) - Individual Interim financial statements, Separate Interim financial statements, Consolidated Interim financial statements and Application of the Equity Method. The benefit is realized proportionally to amortization of the merged goodwill that gave rise to it, in accordance with the projected net income of the subsidiaries during the remaining term of the concessions, as shown in note 14.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

	Consolidated
	June 30, 2015		December 31, 2014
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	58,471	162,419	61,819	171,719
CPFL Piratininga	13,988	48,007	14,691	50,417
RGE	27,121	112,004	28,496	117,683
CPFL Santa Cruz	-	-	869	2,733
CPFL Leste Paulista	-	-	387	1,184
CPFL Sul Paulista	-	-	603	1,892
CPFL Jaguari	-	-	312	962
CPFL Mococa	-	-	182	554
CPFL Geração	-	19,590	-	20,800
Total	99,580	342,020	107,359	367,944

9.3  Accumulated balances on nondeductible temporary differences:

	June 30, 2015			December 31, 2014
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Nondeductible temporary differences
Reserve for tax, civil and labor	36,029	100,079	-	29,282	81,340	-
Private pension fund	1,971	5,474	-	1,900	5,277	-
Allowance for doubtful accounts	15,026	41,738	-	12,422	34,506	-
Free energy provision	6,518	18,105	-	6,210	17,251	-
Research and development and energy efficiency programs	14,203	39,451	-	11,821	32,836	-
Reserves related to personnel	2,075	5,763	-	3,303	9,176	-
Depreciation rate difference	6,929	19,247	-	7,087	19,685	-
Recognition of the concession - adjustment of intangible assets (IFRS / CPC)	(1,460)	(4,054)	-	(1,572)	(4,368)	-
Recognition of the concession - financial adjustment (IFRS / CPC)	(57,358)	(159,327)	(4,024)	(45,322)	(125,895)	(2,838)
Tariff revision	1,732	4,812	1,962	4,579	12,720	5,186
Actuarial losses (IFRS / CPC)	39,023	108,398	-	39,023	108,398	-
Other adjustments (IFRS / CPC)	4,944	13,732	-	8,613	23,788	-
Accelerated depreciation	(27)	(74)	-	(19)	(54)	-
Other	4,156	10,344	-	4,511	11,306	-
Nondeductible temporary differences - comprehensive income:
Property, plant and equipment - deemed cost adjustments (IFRS/CPC)	(60,121)	(167,001)	-	(61,792)	(171,643)	-
Nondeductible temporary differences - Business combination - CPFL Renováveis
Deferred taxes - asset:
Fair value of property, plant and equipment (negative value added of assets)	24,986	69,407	-	25,725	71,458	-
Deferred taxes - liability:
Value added derived from determination of deemed cost	(6,231)	(17,308)	-	(6,477)	(17,992)	-
Value added of assets received from the former ERSA	(88,073)	(244,646)	-	(89,882)	(249,671)	-
Intangible asset - exploration right/authorization in indirect subsidiaries acquired	(219,142)	(608,726)	-	(224,871)	(624,642)	-
Other temporary differences	(14,928)	(41,471)	-	(14,907)	(41,410)	-
Total	(289,748)	(806,056)	(2,062)	(290,367)	(807,934)	2,348

9.4  Reconciliation of the amounts of income tax and social contribution reported in the income statements for the quarters and semesters ended June 30, 2015 and 2014:

	Parent company				Consolidated
	Social contribution				Social contribution
	2015		2014		2015		2014
	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester
Income/(loss) before taxes	134,605	303,869	161,967	333,653	181,068	472,318	262,113	547,615
Adjustments to reflect effective rate:
Equity in subsidiaries	(148,643)	(339,919)	(170,937)	(357,407)	(64,257)	(81,381)	(39,929)	(111,004)
Amortization of intangible asset acquired	(6,650)	(13,301)	(6,295)	(12,590)	25,223	50,446	23,265	46,529
Tax incentives - PIIT(*)	-	-	-	-	(1,807)	(3,125)	(2,700)	(4,217)
Effect of presumed profit system	-	-	-	-	8,847	11,634	(8,272)	(11,988)
Adjustment of excess and surplus revenue of reactive	-	-	-	-	30,627	60,684	25,098	50,794
Interest on shareholders’ equity	62,339	62,339	-	-	-	-	-	-
Other permanent additions, net	1,681	3,070	1,497	3,801	13,971	30,838	17,405	24,942
Calculation base	43,332	16,058	(13,768)	(32,543)	193,672	541,414	276,979	542,671
Statutory rate	9%	9%	9%	9%	9%	9%	9%	9%
Tax credit/(debit) result	(3,900)	(1,445)	1,239	2,929	(17,431)	(48,727)	(24,928)	(48,840)
Tax credit recorded/(not recorded)	2,514	-	(255)	(255)	(5,742)	(15,908)	(6,499)	(13,015)
Total	(1,386)	(1,445)	984	2,674	(23,172)	(64,635)	(31,427)	(61,856)

Current	(1,048)	(1,048)	-	(84)	(22,724)	(55,338)	(34,187)	(80,451)
Deferred	(338)	(397)	984	2,758	(448)	(9,297)	2,760	18,595

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

	Parent company				Consolidated
	Income tax				Income tax
	2015		2014		2015		2014
	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester
Income/(loss) before taxes	134,605	303,869	161,967	333,653	181,068	472,318	262,113	547,615
Adjustments to reflect effective rate:
Equity in subsidiaries	(148,643)	(339,919)	(170,937)	(357,407)	(64,257)	(81,381)	(39,929)	(111,004)
Amortization of intangible asset acquired	-	-	-	-	32,157	64,315	29,855	59,709
Tax incentives - PIIT(*)	-	-	-	-	(1,807)	(3,125)	(2,700)	(4,217)
Effect of presumed profit system	-	-	-	-	(1,906)	(14,088)	(15,543)	(28,968)
Adjustment of excess and surplus revenue of reactive	-	-	-	-	30,627	60,578	25,098	50,794
Interest on shareholders’ equity	62,339	62,339	-	-	-	-	-	-
Tax incentive - exploitation profit	-	-	-	-	2,020	(10,328)	6,152	(2,984)
Other permanent additions, net	4,035	10,807	1,497	3,801	18,470	36,166	7,218	10,803
Calculation base	52,336	37,096	(7,473)	(19,953)	196,372	524,455	272,263	521,750
Statutory rate	25%	25%	25%	25%	25%	25%	25%	25%
Tax credit/(debit) result	(13,084)	(9,274)	1,868	4,988	(49,093)	(131,115)	(68,066)	(130,438)
Tax credit recorded/(not recorded)	4,045	-	(185)	(185)	(18,565)	(44,019)	(17,327)	(35,625)
Total	(9,039)	(9,274)	1,684	4,804	(67,656)	(175,133)	(85,391)	(166,063)

Current	(6,540)	(6,609)	-	(234)	(61,614)	(143,317)	(90,622)	(211,273)
Deferred	(2,500)	(2,665)	1,684	5,037	(6,042)	(31,816)	5,231	45,210

(*) Technologic innovation program

(10)   FINANCIAL ASSET OF CONCESSION

	Distribution	Transmission	Consolidated
At December 31, 2014	3,296,837	77,779	3,374,616
Current	540,094	-	540,094
Noncurrent	2,756,744	77,779	2,834,522

Additions	189,891	27,707	217,598
Change in the expectation of cash flow	137,732	-	137,732
Income from financial asset measured at amortized cost	-	5,063	5,063
Disposal	(8,390)	-	(8,390)

At June 30, 2015	3,616,070	110,549	3,726,619
Current	585,312	-	585,312
Noncurrent	3,030,758	110,549	3,141,307

The amount refers to the financial asset corresponding to the right established in the concession contracts of the energy distributors (measured at fair value) and transmitters (measured at amortized cost) to receive cash (i) by compensation on reversal of the assets in the distribution to the granting authority at the end of the concession, and (ii) the transmitter's right to receive cash throughout the concession through allowed annual income ("RAP"). For the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, the amounts are fully classified in current assets in accordance with the maturity of the concession term (Note 1).

For the energy distribution, in accordance with the current tariff model, remuneration for this asset is recognized in profit or loss on billing to the consumers and it is realized on receipt of the electric energy bills. Additionally, the difference to adjust the balance to its expected cash flows is recorded against the financial income and/or expense account in profit or loss for the period, in accordance with the fair value, new replacement amount-“VNR” methodology, (financial income of R$ 137,732 in the first semester of 2015, and R$ 69,602 in the first semester of 2014).

For the energy transmitter, remuneration for this asset is recognized in accordance with the internal rate of return, which takes into account the investment made and the allowed annual income (“RAP”) to be received during the remaining term of the concession. Financial income of R$ 5,063 in relation to the other operating revenue (R$ 544 in the first semester of 2014), set against other operating income, since this is a component of the allowed annual income to make the network available to ONS (National System Operator).

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

(11)   OTHER CREDITS

	Consolidated
	Current		Noncurrent
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014

Advances - Fundação CESP	10,536	11,569	-	-
Advances to suppliers	5,292	15,934	-	-
Pledges, funds and tied deposits	3,155	8,007	371,499	290,839
Orders in progress	254,189	262,076	-	-
Outside services	9,477	12,787	-	-
Advance to energy purchase agreements	-	515	34,174	32,119
Collection agreements	89,202	73,076	-	-
Prepaid expenses	48,655	43,185	10,933	9,630
Receivables from resources provided by the energy development account - CDE	705,485	522,922	-	-
Receivables - business combination	-	-	13,950	13,950
Advances to employees	21,929	10,945	-	-
(-) Allowance for doubtful accounts (Note 6)	(11,698)	(13,304)	(1,981)	(1,981)
Other	52,623	63,782	42,408	44,270
Total	1,188,846	1,011,495	470,984	388,828

Receivables from Resources provided by the Energy Development Account – CDE: refer to: (i) low income subsidies totaling R$ 17,342 (R$ 18,549 in December 31, 2014); (ii) other tariff discounts granted to consumers amounting to R$ 661,857 (R$ 504,373 in December 31, 2014); and (iii) reimbursement of tariff flags of R$ 26,286 (no balance as of December 31, 2014) (Note 26).

On May 29, 2015, the distribution subsidiaries obtained an injunction authorizing them to not collection of CDE quota amounts due (Note 19), up to the limit of the amounts receivable from Eletrobrás in relation to the CDE contribution.

(12)   INVESTMENTS

	Parent company		Consolidated
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
Permanent equity interests - equity method
By equity method of the subsidiary	5,249,292	5,420,845	1,160,720	1,085,835
Added value on assets, net	799,806	864,098	12,367	12,934
Goodwill	6,054	6,054	-	-
Total	6,055,152	6,290,998	1,173,087	1,098,769

12.1        Permanent equity interests – equity method:

The main information on the investments in direct permanent equity interests is as follows:

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

		June 30, 2015				June 30, 2015	December 31, 2014	1st semester 2015	1st semester 2014
Investment	Number of shares (thousand)	Total assets	Capital	Shareholders' equity	Profit or loss for the period	Shareholders equity interest		Equity in subsidiaries
CPFL Paulista	280,653	9,455,113	280,653	600,340	137,685	600,340	728,213	137,685	120,677
CPFL Piratininga	53,096,770	3,556,458	178,574	418,680	86,031	418,680	479,686	86,031	32,486
CPFL Santa Cruz	371,772	444,557	71,261	136,827	18,102	136,827	132,353	18,102	16,846
CPFL Leste Paulista	892,772	174,672	27,623	40,743	4,778	40,743	38,066	4,778	6,422
CPFL Sul Paulista	454,958	188,030	25,974	49,705	6,826	49,705	44,375	6,826	9,031
CPFL Jaguari	209,294	172,286	19,357	25,713	892	25,713	25,627	892	2,089
CPFL Mococa	117,199	123,045	15,251	27,503	3,390	27,503	26,260	3,390	7,015
RGE	807,169	4,185,478	949,071	1,259,247	52,757	1,259,247	1,300,685	52,757	25,587
CPFL Geração	205,487,717	5,598,207	1,039,619	2,062,243	26,957	2,062,243	2,035,286	26,957	93,887
CPFL Jaguari Geração (*)	40,108	38,022	40,108	37,969	242	37,969	34,685	242	3,041
CPFL Brasil	2,999	461,114	2,999	54,085	43,059	54,085	65,508	43,059	82,696
CPFL Planalto (*)	630	1,680	630	1,579	948	1,579	1,633	948	1,235
CPFL Serviços	1,528,988	112,748	21,096	20,263	(4,806)	20,263	23,013	(4,806)	4,538
CPFL Atende (*)	13,991	25,644	13,991	18,386	4,394	18,386	17,496	4,394	3,239
Nect (*)	2,059	25,040	2,059	8,829	6,359	8,829	9,458	6,359	3,793
CPFL Total (*)	19,005	53,914	19,005	25,272	5,589	25,272	24,417	5,589	5,077
CPFL Jaguariuna (*)	189,770	2,725	3,076	2,610	(53)	2,610	2,553	(53)	61
CPFL Telecom	36,420	105,610	36,420	19,528	(7,222)	19,528	(293)	(7,222)	(3,363)
CPFL Centrais Geradoras (*)	20,430	26,221	20,430	23,103	2,383	23,103	22,439	2,383	2,764
CPFL ESCO	408,164	442,319	408,164	416,668	15,900	416,668	409,385	15,900	(4)
Subtotal - By shareholders' equity of the subsidiary						5,249,292	5,420,845	404,212	417,117
Amortization of added value on assets						-	-	(64,293)	(59,710)
Total						5,249,292	5,420,845	339,919	357,407
(*) number of quotas

Fair value adjustments (added value) of net assets acquired in business combinations are classified under Investments in the parent company’s balance sheet. Amortization of the fair value adjustments (added value) of net assets of R$ 64,293 (R$ 59,710 in the first semester 2014) is classified in the parent company’s income statement under “income from equity in subsidiaries”, in conformity with ICPC 09 (R2).

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

The changes in investments in subsidiaries, in the parent company, in the period are shown below:

Investment	Investment as of December 31, 2014	Capital increase /payment of capital	Equity in subsidiary (profit or loss)	Dividend and Interest on shareholders’ equity receivable	Investment as of June 30, 2015
CPFL Paulista	728,213	12,493	137,685	(278,051)	600,340
CPFL Piratininga	479,686	15,511	86,031	(162,548)	418,680
CPFL Santa Cruz	132,353	-	18,102	(13,628)	136,827
CPFL Leste Paulista	38,066	-	4,778	(2,102)	40,743
CPFL Sul Paulista	44,375	-	6,826	(1,496)	49,705
CPFL Jaguari	25,627	-	892	(806)	25,713
CPFL Mococa	26,260	-	3,390	(2,148)	27,503
RGE	1,300,685	-	52,757	(94,195)	1,259,247
CPFL Geração	2,035,286	-	26,957	-	2,062,243
CPFL Jaguari Geração	34,685	-	242	3,041	37,969
CPFL Brasil	65,508	-	43,059	(54,482)	54,085
CPFL Planalto	1,633	-	948	(1,002)	1,579
CPFL Serviços	23,013	-	(4,806)	2,056	20,263
CPFL Atende	17,496	-	4,394	(3,504)	18,386
Nect	9,458	-	6,359	(6,987)	8,829
CPFL Total	24,417	-	5,589	(4,734)	25,272
CPFL Jaguariuna	2,553	110	(53)	-	2,610
CPFL Telecom	(293)	27,043	(7,222)	-	19,528
CPFL Centrais Geradoras	22,439	-	2,383	(1,720)	23,103
CPFL ESCO	409,385	-	15,900	(8,617)	416,668
	5,420,845	55,157	404,212	(630,923)	5,249,292

In the interim consolidated financial statements, the investment balances correspond to the interest in the joint ventures accounted for by the equity method:

Investment in joint ventures	June 30, 2015	December 31, 2014	1st semester 2015	1st semester 2014
	Shareholders equity interest		Equity in subsidiaries

Baesa	164,219	163,662	557	7,687
Enercan	440,176	415,952	24,225	50,474
Chapecoense	420,234	399,979	20,255	68,345
EPASA	136,091	106,243	36,912	(14,911)
Added value on assets, net	12,367	12,934	(568)	(591)
	1,173,087	1,098,769	81,381	111,004

12.2        Added value, net and goodwill:

Net adjustment to fair value (added value), upon business combination refers mainly to the right to the concession, acquired through business combinations. The goodwill relates mainly to the acquisition of investments, based on projections of future income.

In the consolidated interim financial statements these amounts are classified under Intangible Assets (Note 14).

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

12.3        Dividends and Interest on shareholders’ equity receivable:

On June 30, 2015 and December, 31 2014, the Company has the following amounts receivable from subsidiaries below, relating to dividends and interest on shareholders’ equity

	Parent company
	Dividends		Interest on shareholders´ equity		Total
Investment	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
CPFL Paulista	563,642	755,625	52,383	10,570	616,025	766,196
CPFL Piratininga	133,360	-	27,084	-	160,444	-
CPFL Santa Cruz	19,527	14,000	7,517	-	27,044	14,000
CPFL Leste Paulista	-	-	2,102	-	2,102	-
CPFL Sul Paulista	-	-	1,986	-	1,986	-
CPFL Mococa	913	-	1,234	-	2,148	-
RGE	47,468	82,117	64,073	50,077	111,540	132,194
CPFL Jaguari Geração	-	4,039	-	-	-	4,039
CPFL Brasil	-	-	1,601	-	1,601	-
CPFL Serviços	12,026	17,182	7,683	4,583	19,709	21,765
Nect	6,987	3,793	-	-	6,987	3,793
CPFL ESCO	1,141	380	6,354	-	7,496	380
	785,064	877,136	172,017	65,231	957,081	942,367

The balance of dividends and interest on shareholders’ equity receivable in June 30, 2015 is R$40,442 and R$ 54,483 in December 31, 2014. It refers to the joint ventures and associates.

12.4        Business combinations

As disclosed in Note 13.7.2 to the December 31, 2014 financial statements, on October 1, 2014, the indirect subsidiary CPFL Renováveis acquired control of WF2 Holding S.A. (“WF2”), holder of all the shares of Dobrevê Energia S.A. (“DESA”) on the acquisition date.

The acquisition was made under the conditions disclosed in the Note and the fair values were determined provisionally for the financial statements, based on Management analyses. Confirmation of the fair values is pending on conclusion of the economic-financial assessment report prepared by an independent assessor, which Management expects to the third quarter of 2015. Accordingly, no adjustment to the fair values of assets and liabilities was recognized in the reporting period for the interim financial statements at June 30, 2015.

There were no other business combinations in the first semester of 2015.

12.5        Non-controlling shareholders and joint ventures:

Disclosure of interests in subsidiaries, as per IFRS 12 and CPC 45, is as follows:

12.5.1  Changes in the interest of non-controlling shareholders:

	CERAN	CPFL Renováveis	Paulista Lajeado	Total
At December 31, 2014	214,454	2,159,095	67,428	2,440,978
Equity interests and voting capital	35.00%	48.39%	40.07%

Net equity attributable to noncontrolling shareholders	15,123	(75,910)	187	(60,600)
Dividends	-	(314)	2,381	2,067
Other	-	-	(6)	(6)
At June 30, 2015	229,577	2,082,872	69,990	2,382,440
Equity interests and voting capital	35.00%	48.39%	40.07%

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

12.5.2  Summarized financial information for each of the Company's subsidiaries listing the interest of non-controlling shareholders:

The summarized financial information at June 30, 2015 and December 31, 2014 and for the semesters ended June 30, 2015 and 2014 of subsidiaries in which non-controlling interests are as follows:

	June 30, 2015			December 31, 2014
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Current assets	149,431	1,391,952	26,637	138,684	1,166,223	13,756
Cash and cash equivalents	111,318	1,099,045	20,411	84,201	828,411	328
Noncurrent assets	1,027,272	10,541,247	116,895	1,040,545	10,469,653	116,751

Current liabilities	101,382	1,112,841	6,292	129,255	1,019,960	35,315
Financial liabilities	80,185	830,783	3,505	108,355	786,660	9,388
Noncurrent liabilities	419,387	6,635,888	36,346	437,249	6,273,418	-
Financial liabilities	419,387	5,360,170	36,346	437,249	4,972,544	-
Shareholders' equity	655,934	4,184,470	100,894	612,726	4,342,498	95,192
Controlling shareholders´ interest	655,934	4,071,994	100,894	612,726	4,230,498	95,192
Non-controlling shareholders´ interest	-	112,476	-	-	112,000	-

	1st semester 2015			1st semester 2014
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Net operating revenue	156,236	660,035	15,312	186,909	534,057	26,097
Depreciation and amortization	(23,082)	(260,696)	(4)	(22,040)	(206,156)	(3)
Interest income	6,176	51,168	642	5,119	43,788	505
Interest expense	(19,834)	(252,858)	(315)	(20,607)	(200,080)	-
Social contribution and income tax	(22,373)	(11,799)	(231)	(36,902)	(3,143)	(1,009)
Net income (loss)	43,209	(157,727)	466	72,955	(120,194)	6,004
Net income (loss) attributable to controlling shareholders	43,209	(158,516)	466	72,955	(120,256)	6,004
Net income (loss) attributable to noncontrolling shareholders	-	789	-	-	62	-

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

12.5.3  Joint venture:

Summarized financial information of the joint venture at June 30, 2015 and December 31, 2014 and for the semesters ended June 30, 2015 and 2014 are as follows:

	June 30, 2015				December 31, 2014
Joint venture	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Current assets	169,616	62,544	228,998	283,360	143,213	71,178	252,223	337,891
Cash and cash equivalents	79,087	18,754	136,002	103,004	45,329	19,178	154,554	96,588
Noncurrent assets	1,209,442	1,185,652	3,059,962	643,677	1,238,047	1,210,974	3,090,190	637,190

Current liabilities	131,315	136,039	317,138	397,483	149,088	138,909	374,374	480,948
Financial liabilities	90,340	127,916	230,972	248,463	91,723	130,122	313,222	345,657
Noncurrent liabilities	344,316	455,437	2,147,834	274,415	378,465	488,751	2,183,767	308,168
Financial liabilities	301,226	445,083	2,147,126	274,135	338,297	479,329	2,183,155	307,622
Shareholders' equity	903,426	656,720	823,988	255,138	853,707	654,492	784,272	185,965

	1st semester 2015				1st semester 2014
Joint venture	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Net operating revenue	240,067	230,831	350,681	497,513	257,959	155,632	462,540	535,614
Depreciation and amortization	(26,791)	(27,664)	(65,630)	(16,191)	(26,888)	(25,389)	(66,673)	(16,158)
Interest income	5,790	2,719	9,715	4,906	7,768	3,427	10,083	751
Interest expense	(27,575)	(11,653)	(66,108)	(15,399)	(20,812)	(17,263)	(67,842)	(17,531)
Social contribution and income tax	(25,495)	(1,153)	(21,705)	(15,333)	(53,389)	(15,608)	(68,272)	12,909
Net income (loss)	49,719	2,228	39,716	69,173	103,594	30,742	134,010	(25,293)
Equity Interests and voting capital	48.72%	25.01%	51.00%	53.34% (*)	48.72%	25.01%	51.00%	57.13% (*)

(*) CPFL Energia indirect interest  was (i) 52.75% from January 1 to  February 28, 2014, (ii) 57.13% from March 01, 2014 to December 31, 2014 (iii) 53.84% from January 1, 2015 to January 31, 2015 and (iv) 53.34% from February 1, 2015.

Although CPFL Geração holds interest of more than 50% in Epasa and Chapecoense, CPFL Geração jointly controls these investments jointly with other shareholders. Analysis of the classification of the type of investment is based on the Shareholders' Agreement for each venture.

The loans obtained from the BNDES by the joint ventures ENERCAN, BAESA and Chapecoense establish restrictions on payment of dividends to our subsidiary CPFL Geração in excess of the mandatory minimum of 25% without the prior consent of the BNDES.

12.5.4   Joint venture operations:

Through its fully-owned subsidiary CPFL Geração, the Company holds part of the assets of the Serra da Mesa hydroelectric plant, located on the Tocantins River, in Goias State. The concession and operation of the hydroelectric plant belong to Furnas Centrais Elétricas S.A. In order to maintain these assets operating jointly with Furnas, it´s assured to CPFL Geração 51.54% of the installed power of 1,275 MW (657 MW) and the guaranteed mean energy of 671 MW (mean 345.4 MW) until 2028 (physical information and energetic capacity measures not reviewed by the independent auditors).

12.6        Interest sale in the joint venture Epasa:

On January 31, 2014, after a capital increase, the subsidiary CPFL Geração became the holder of 57.13% of the interest in EPASA's capital and the holdings of certain shareholders were diluted. As per the Shareholders Agreement in force, until March 1, 2015 these shareholders were entitled to repurchase shares in order to reconstitute their holdings; on February 25, 2015, Eletricidade do Brasil S/A and OZ&M Incorporação e Participação Ltda. partially exercised this right, buying 10,704,756 common shares from CPFL Geração, at R$ 10,454, generating a positive result of R$ 3,391, registered in the item "gain on disposal of noncurrent assets".

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

The breakdown of the shares of the jointly controlled subsidiary EPASA is as follows:

	From February 25, 2015		At December 31, 2014
Shareholder	Shares	Interest - %	Shares	Interest - %
CPFL Geração de Energia S/A	150,941,659	53.34	161,646,415	57.13
Eletricidade do Brasil S/A	118,100,009	41.74	107,903,763	38.13
Aruanã Energia S/A	6,960,800	2.46	6,960,800	2.46
OZ&M Incorporação, Participação Ltda	6,959,277	2.46	6,450,767	2.28
Total	282,961,745	100.00	282,961,745	100.00

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

(13)   PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
At December 31, 2014	159,314	1,102,110	1,481,136	5,703,428	32,328	11,660	388,088	8,878,064
Cost	174,169	1,553,404	1,939,485	7,392,044	43,081	22,462	388,088	11,512,733
Accumulated depreciation	(14,855)	(451,295)	(458,349)	(1,688,616)	(10,753)	(10,802)	-	(2,634,669)

Additions	-	-	-	170	-	-	291,761	291,930
Disposal	(7)	(414)	(36)	(13,289)	(273)	-	-	(14,019)
Transfers	15	-	75,196	182,372	7,099	88	(264,769)	-
Reclassification - cost	781	322,911	(334,574)	10,893	105	(116)	-	-
Transfers to/from other assets - cost	1,252	1	-	18,940	-	(185)	(15,541)	4,467
Depreciation	(3,196)	(29,088)	(30,495)	(167,001)	(2,991)	(998)	-	(233,769)
Disposal - depreciation	-	139	23	2,229	122	-	-	2,514
Reclassification - depreciation	(76)	(68,775)	68,711	151	-	(12)	-	-

At June 30, 2015	158,086	1,326,885	1,259,961	5,737,893	36,388	10,436	399,538	8,929,185
Cost	176,212	1,875,903	1,680,070	7,591,131	50,011	22,249	399,538	11,795,113
Accumulated depreciation	(18,126)	(549,018)	(420,109)	(1,853,238)	(13,624)	(11,813)	-	(2,865,927)

Average depreciation rate 2015	3.86%	3.65%	3.42%	4.82%	13.61%	10.49%
Average depreciation rate 2014	3.86%	2.99%	2.85%	4.44%	14.29%	11.25%

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

In accordance with CPC 20 (R1) / IAS 23, the interest on loans and financing taken out by the subsidiaries to finance the construction is capitalized during the construction phase. In the first semester of 2015 R$ 4,180 was capitalizing at a rate of 11.81%, R$ 10,668 at a rate of 8.72% in the first semester of 2014 (note 29).

In the first semester of 2015, mainly as a result of the adjustment of the account classifications established in ANEEL's new plan of accounts, the subsidiaries Ceran and CPFL Renováveis reclassified certain items, mainly between the "Buildings, construction work and improvements", "Machinery and equipment"  and "Reservoirs, dams and pipelines" accounts. The amounts are stated in the lines "Reclassification - cost" and "Reclassification - Depreciation". The reclassification did not result in relevant changes in the income or expense of the period.

In the consolidated, depreciation expenses are registered in income statement at “depreciation and amortization” (note 28).

(14)   INTANGIBLE ASSETS

	Consolidated
	Goodwill	Concession right				Other intangibles	Total
		Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utilities
At December 31, 2014	6,115	4,884,012	3,734,606	414,574	30,162	86,503	9,155,973
Cost	6,152	7,670,434	9,526,355	414,574	35,840	195,577	17,848,932
Accumulated amortization	(37)	(2,786,422)	(5,791,748)	-	(5,678)	(109,074)	(8,692,959)

Additions	-	-	-	426,451	-	4,193	430,644
Amortization	-	(168,693)	(229,284)	-	(710)	(6,484)	(405,171)
Transfer - intangible assets	-	-	188,451	(188,451)	-	-	-
Transfer - financial asset	-	-	(607)	(189,283)	-	-	(189,891)
Disposal and transfer - other assets	-	-	(14,244)	-	-	(4,467)	(18,711)

At June 30, 2015	6,115	4,715,319	3,678,922	463,291	29,453	79,744	8,972,845
Cost	6,152	7,670,401	9,625,899	463,291	35,840	195,303	17,996,887
Accumulated amortization	(37)	(2,955,082)	(5,946,977)	-	(6,387)	(115,559)	(9,024,042)

In the consolidated Income Statement  the amortization of intangibles is recorded under the following headings: (i) “depreciation and amortization” for the amortization of the intangible assets related to distribution infrastructure, public utilities and other intangible assets; and (ii) “amortization of intangible concession asset” for amortization of the intangible asset acquired through business combination (note 28).

In accordance with CPC 20 (R1) and IAS 23, the interest on loans taken out by the subsidiaries is capitalized to qualifying intangible assets. In the first semester of 2015 R$ 5,584 was capitalized in the consolidated financial statement (R$ 3,505 in the first semester of 2014) at a rate of 7.50% p.a. (7.50% p.a. in 2014).

14.1        Intangible asset acquired in business combinations:

The following table shows the breakdown of the intangible asset of exploitation rights of the concession acquired in business combinations:

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

	Consolidated
	June 30, 2015			December 31, 2014	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	June 30, 2015	December 31, 2014
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(179,749)	125,113	132,397	4.78%	5.10%
CPFL Piratininga	39,065	(21,572)	17,492	18,371	4.50%	4.66%
RGE	3,150	(1,473)	1,677	1,764	5.51%	5.70%
CPFL Geração	54,555	(30,422)	24,133	25,509	5.04%	4.88%
CPFL Santa Cruz	9	(9)	-	1	31.72%	16.22%
CPFL Leste Paulista	3,333	(3,333)	-	513	30.77%	17.36%
CPFL Sul Paulista	7,288	(7,288)	-	1,156	31.72%	17.53%
CPFL Jaguari	5,213	(5,213)	-	713	27.36%	19.13%
CPFL Mococa	9,110	(9,110)	-	1,041	22.84%	17.53%
CPFL Jaguari Geração	7,896	(3,061)	4,835	5,086	6.36%	6.71%
	434,480	(261,230)	173,250	186,550

Subsidiaries
CPFL Renováveis	3,993,309	(500,901)	3,492,407	3,578,326	4.35%	4.11%
Outros	15,096	(14,558)	538	921
	4,008,405	(515,460)	3,492,945	3,579,246

Subtotal	4,442,885	(776,690)	3,666,195	3,765,797

Intangible asset acquired and merged – deductible
Subsidiaries
RGE	1,120,266	(828,709)	291,558	301,564	1.79%	1.75%
CPFL Geração	426,450	(295,439)	131,011	139,103	3.80%	3.89%
Subtotal	1,546,716	(1,124,147)	422,569	440,667

Intangible asset acquired and merged – reassessed
Parent company
CPFL Paulista	1,074,026	(666,949)	407,078	430,386	4.34%	4.61%
CPFL Piratininga	115,762	(63,926)	51,835	54,439	4.50%	4.66%
RGE	310,128	(150,731)	159,396	167,640	5.32%	5.50%
CPFL Santa Cruz	61,685	(61,685)	-	6,054	19.63%	10.03%
CPFL Leste Paulista	27,034	(27,034)	-	2,709	20.04%	14.45%
CPFL Sul Paulista	38,168	(38,168)	-	4,184	21.93%	14.35%
CPFL Mococa	15,124	(15,124)	-	1,266	16.74%	14.05%
CPFL Jaguari	23,600	(23,600)	-	2,195	18.61%	15.33%
CPFL Jaguari Geração	15,275	(7,028)	8,246	8,675	5.61%	5.91%
Subtotal	1,680,801	(1,054,245)	626,556	677,548

Total	7,670,401	(2,955,082)	4,715,319	4,884,012

For the balances relating to the subsidiary CPFL Renováveis, amortization is recorded for the remaining terms of the respective exploration authorizations, using the straight line method. For the other balances, the amortization rates for intangible assets acquired through business combination are based on the projected income curves of the concessionaires for the remainder of the concession term, and these projections are reviewed annually.

(15)   SUPPLIERS

	Consolidated
	June 30, 2015	December 31, 2014
Current
System service charges	112,706	-
Energy purchased	1,678,129	1,895,742
Electricity network usage charges	117,732	125,860
Materials and services	250,783	250,416
Free energy	108,196	102,129
Total	2,267,546	2,374,147

Noncurrent
Materials and services	-	633

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

(16)   ACCRUED INTEREST ON LOANS AND FINANCING AND LOANS AND FINANCING

	Consolidated
	June 30, 2015				December 31, 2014
	Interest - current and noncurrent	Principal		Total	Interest - current and noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
Measured at cost
Brazilian currency
Investment	17,375	663,349	4,878,089	5,558,814	10,430	617,951	4,734,696	5,363,077
Property income	12	630	3,335	3,977	14	631	3,649	4,294
Financial institutions	172,061	496,337	1,302,401	1,970,799	128,920	241,552	1,395,644	1,766,116
Other	735	20,493	11,859	33,086	709	108,918	14,223	123,851
Total at Cost	190,182	1,180,809	6,195,685	7,566,676	140,074	969,053	6,148,211	7,257,337

Measured at fair value
Foreign currency
Financial institutions	27,387	547,530	4,864,439	5,439,356	18,168	125,511	3,353,468	3,497,147
Mark to market	-	(817)	(84,647)	(85,464)	-	155	(56,153)	(55,998)
Total at fair value	27,387	546,713	4,779,792	5,353,892	18,168	125,667	3,297,315	3,441,149

Fundraising (*)	-	(3,381)	(19,690)	(23,071)	-	(1,219)	(18,891)	(20,110)

Total	217,569	1,724,142	10,955,787	12,897,497	158,241	1,093,500	9,426,634	10,678,376

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

	Consolidated
Measured at amortized cost	June 30, 2015	December 31, 2014	Annual interest	Amortization	Collateral
Brazilian currency
Investment
CPFL Paulista
FINEM V	86,830	103,617	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	6,255	7,130	Fixed rate 8% (c)	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM V	42,155	45,937	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	220,941	245,445	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	11,164	11,917	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	204,817	218,640	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VII	59,256	-	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	43,612	-	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	78,869	-	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	38,029	42,260	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga
FINEM IV	46,766	55,807	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM IV	2,017	2,299	Fixed rate 8% (c)	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM IV	21,922	23,889	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM V	64,575	71,737	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM V	2,932	3,130	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM V	50,969	54,409	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VI	31,438	-	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VI	62,320	-	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VI	29,255	-	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	18,033	20,039	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE
FINEM V	52,559	62,721	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	16,171	17,622	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	118,034	131,125	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	1,181	1,261	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	75,313	80,396	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VII	42,387	-	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	38,697	-	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	37,612	-	TJLP + 2.62% to 2.66% (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	9,049	10,056	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
FINAME	257	287	Fixed rate 10.0%	90 monthly installments from May 2012	Fiduciary alienation of assets
CPFL Santa Cruz
Bank credit note - Unibanco	-	929	TJLP + 2.9%	54 monthly installments from December 2010	CPFL Energia guarantee and receivables
FINEM	10,911	11,317	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	3,753	3,334	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	8,054	7,596	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Leste Paulista
Bank credit note - Unibanco	585	1,286	TJLP + 2.9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
FINEM	4,076	2,904	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,375	1,179	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	2,955	2,685	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Sul Paulista
Bank credit note - Unibanco	633	1,393	TJLP + 2.9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
FINEM	2,895	1,968	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,922	1,553	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	4,149	3,545	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Jaguari
Bank credit note - Unibanco	-	455	TJLP + 2.9%	54 monthly installments from December 2010	CPFL Energia guarantee and receivables
Bank credit note - Santander	1,836	1,968	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	700	635	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
FINEM	2,906	2,775	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,428	1,104	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	3,084	2,516	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Mococa
Bank credit note - Unibanco	0	608	TJLP + 2.9%	54 monthly installments from January 2011	CPFL Energia guarantee and receivables
Bank credit note - Santander	2,362	2,532	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	2,503	2,067	UMBNDES +1.99% to 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	4,750	4,335	TJLP + 2,99% (f)	96 monthly installments from October 2015	CPFL Energia guarantee
CPFL Serviços
FINAME	1,615	1,675	Fixed rate 2.5% to 5.5%	96 monthly installments from August 2014	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	357	357	Fixed rate 6%	72 monthly installments from April 2016	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	1,159	1,272	Fixed rate 6% to 10%	90 monthly installments from November 2012	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	13,926	14,806	Fixed rate 2.5% to 5.5%	114 monthly installments from February 2013	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	67	74	TJLP + 4.2%	90 monthly installments from November 2012	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	2,668	2,860	Fixed rate 6%	90 monthly installments from November 2014	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	108	108	Fixed rate 6%	96 monthly installments from June 2016	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	6,860	6,909	Fixed rate 6%	114 monthly installments from June 2015	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	1,123	-	TJLP + 2.20% (c)	56 monthly installments from July 2015	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	798	-	Fixed rate 9.5% to 10% (c)	66 monthly installments from October 2015	CPFL Energia guarantee and equipment fiduciary alienation
CERAN
BNDES	335,569	360,217	TJLP + 3.69% to 5%	168 monthly installments from December 2005	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
BNDES	59,972	54,604	UMBNDES + 5% (1)	168 monthly installments from February 2006	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
CPFL Transmissão
FINAME	20,762	17,736	Fixed rate 3.0%	96 monthly installments from July 2015	CPFL Energia guarantee
CPFL Telecom
FINAME	7,612	7,588	Fixed rate 6.0% (b)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	6,564	6,187	SELIC + 3.12% (h)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	21,472	21,349	TJLP + 2.12% to 3.12% (c)	60 monthly installments from December 2016	CPFL Energia guarantee

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

CPFL Renováveis
FINEM I	305,246	321,088	TJLP + 1.95%	168 monthly installments from October 2009	PCH Holding a joint debtor, Letters of guarantee
FINEM II	26,911	28,605	TJLP + 1.90%.	144 monthly installments from June 2011	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM III	546,263	565,890	TJLP + 1.72%	192 monthly installments from May 2013	CPFL Energia guarantee, pledge of shares, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM V	96,035	101,723	TJLP + 2.8% to 3.4%	143 monthly installments from December 2011	PCH Holding 2 and CPFL Renováveis debtor solidarity.
FINEM VI	82,033	84,176	TJLP + 2.05%	192 monthly installments from October 2013	CPFL Renováveis pledge of shares, pledge of receivables
FINEM VII	166,214	176,252	TJLP + 1.92%	156 monthly installments from October 2010	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM IX	35,877	39,581	TJLP + 2.15%	120 monthly installments from May 2010	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM X	677	827	TJLP	84 monthly installments from October 2010	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM XI	120,966	126,670	TJLP + 1.87% to 1.9%	168 monthly installments from January 2012	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM XII	346,151	357,620	TJLP + 2.18%	192 monthly installments from July 2014	CPFL Energia guarantee, fiduciary alienation of assets, joint fiduciary assignment of credit rights and pledge of shares
FINEM XIII	305,729	315,596	TJLP + 2.02% to 2.18%	192 monthly installments from November 2014	Pledge of shares and equipment's, fiduciary alienation.
FINEM XIV	15,632	19,707	TJLP + 3.50%	120 monthly installments from June 2007	(i)Fiduciary assignments of assets and credit rights (ii) pledge of grantor rights - ANEEL and shares.
FINEM XV	33,252	35,392	TJLP + 3.44%	139 monthly installments from September 2011	(i)Fiduciary assignments of assets (ii) pledge of grantor rights - ANEEL and shares.
FINEM XVI	9,539	10,581	Fixed rate 5.50%	101 monthly installments from September 2011	(i)Fiduciary assignments of assets (ii) pledge of grantor rights - ANEEL and shares.
FINEM XVII	507,286	525,541	TJLP + 2.18%	192 monthly installments from January 2013	(i)Fiduciary assignments of assets and credit rights (ii) pledge of grantor rights - ANEEL and shares and reserve account
FINEM XVIII	20,838	23,200	Fixed rate 4.5%	102 monthly installments from June 2011	CPFL Energia guarantee, fiduciary alienation of assets and fiduciary assignment of credit rights
FINEM XIX	32,378	33,488	TJLP + 2.02%	192 monthly installments from January 2014	Pledge of shares and Reserve Account of SPE Assignment of Receivables
FINEM XX	55,808	59,533	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of shares and Reserve Account of SPE Assignment of receivables
FINEM XXI	44,123	45,636	TJLP + 2.02%	192 monthly installments from January 2014	Pledge of shares and Reserve Account of SPE Assignment of receivables
FINEM XXII	49,098	52,375	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of shares and Reserve Account of SPE Assignment of receivables
FINEM XXIII	2,593	2,882	Fixed rate 4.5%	102 monthly installments from June 2011	Pledge of shares and Reserve Account of SPE Assignment of receivables
FINEM XXIV	149,980	163,476	Fixed rate 5.5%	108 monthly installments from January 2012	CPFL Energia guarantee, fiduciary alienation of assets and fiduciary assignment of credit rights
FINEM XXV	51,478	-	TJLP + 2.18%	192 monthly installments from June 2015	Pledge of shares and grantor rights, fiduciary alienation of assets and fiduciary assignment of credit rights
FINAME IV	3,561	3,773	Fixed rate 2.5%	96 monthly installments from February 2015	Fiduciary alienation and CPFL Renováveis guarantee
FINEP I	2,136	2,382	Fixed rate 3.5%	61 monthly installments from October 2014	Bank guarantee
FINEP II	10,369	10,366	TJLP - 1,00%	85 monthly installments from June 2017	Bank guarantee
FINEP III	6,943	6,945	TJLP + 3,00%	73 monthly installments from July 2015	Bank guarantee
BNB I	114,217	117,516	Fixed rate 9.5% to 10%	168 monthly installments from January 2009	Fiduciary alienation
BNB II	168,860	172,430	Fixed rate 10% (J)	222 monthly installments from May 2010	CPFL Energia guarantee
BNB III	31,721	32,591	Fixed rate 9.5%	228 monthly installments from July 2009	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
NIB	72,952	74,197	IGPM + 8.63%	50 quarterly installments from June 2011	No guarantee
Bridge BNDES IV	-	49,492	TJLP + 2,40%	1 installment in January 2016	Bank guarantee
Banco do Brasil	33,868	36,739	Fixed rate 10,00%	132 monthly installment from June 2010	Shareholders support, pledge of shares, of grantor rights and of credit rights, insurance, bank guarantee and civil liability
Votorantim - promissory note	52,892	-	CDI + 0.7%	1 installment in July 2015	CPFL Renováveis guarantee
CPFL Brasil
FINEP	2,263	2,657	Fixed rate 5%	81 monthly installments from August 2011	Receivables
Purchase of assets
CPFL ESCO
FINAME	3,851	4,135	Fixed rate 4.5% to 8.7%	96 monthly installments from March 2012	Fiduciary alienation of assets and CPFL Energia guarantee
FINAME	126	158	Fixed rate 6%	72 monthly installments from October 2016	CPFL Energia guarantee
Financial institutions
CPFL Energia
CPFL Renováveis
FINEM I	(20,576)	(25,187)	TJLP + 1.95%	169 monthly installments from October 2009	PCH Holding a joint debtor, Letters of guarantee
FINEM II	(25,866)	(30,806)	TJLP + 1.90%.	145 monthly installments from June 2011	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM III	(31,157)	(36,426)	TJLP + 1.72%	193 monthly installments from May 2013	CPFL Energia guarantee, pledge of shares, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM V	(36,447)	(42,046)	TJLP + 2.8% to 3.4%	144 monthly installments from December 2011	PCH Holding 2 and CPFL Renováveis debtor solidarity.
FINEM VI	(41,737)	(47,666)	TJLP + 2.05%	193 monthly installments from October 2013	CPFL Renováveis pledge of shares, pledge of receivables
FINEM VII	(47,027)	(53,285)	TJLP + 1.92%	157 monthly installments from October 2010	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM IX	(52,317)	(58,905)	TJLP + 2.15%	121 monthly installments from May 2010	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM X	(57,608)	(64,525)	TJLP	85 monthly installments from October 2010	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM XI	(62,898)	(70,145)	TJLP + 1.87% to 1.9%	169 monthly installments from January 2012	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM XII	(68,188)	(75,764)	TJLP + 2.18%	193 monthly installments from July 2014	CPFL Energia guarantee, fiduciary alienation of assets, joint fiduciary assignment of credit rights and pledge of shares
FINEM XIII	(73,478)	(81,384)	TJLP + 2.02% to 2.18%	193 monthly installments from November 2014	Pledge of shares and equipment's, fiduciary alienation.
FINEM XIV	(78,768)	(87,004)	TJLP + 3.50%	121 monthly installments from June 2007	(i)Fiduciary assignments of assets and credit rights (ii) pledge of grantor rights - ANEEL and shares.
FINEM XV	(84,058)	(92,624)	TJLP + 3.44%	63 monthly installments from September 2011	(i)Fiduciary assignments of assets (ii) pledge of grantor rights - ANEEL and shares.
FINEM XVI	(89,349)	(98,243)	Fixed rate 5.50%	25 monthly installments from September 2011	(i)Fiduciary assignments of assets (ii) pledge of grantor rights - ANEEL and shares.
FINEM XVII	(94,639)	(103,863)	TJLP + 2.18%	193 monthly installments from January 2013	(i)Fiduciary assignments of assets and credit rights (ii) pledge of grantor rights - ANEEL and shares and reserve account
FINEM XVIII	(99,929)	(109,483)	Fixed rate 4.5%	103 monthly installments from June 2011	CPFL Energia guarantee, fiduciary alienation of assets and fiduciary assignment of credit rights
FINEM XIX	(105,219)	(115,103)	TJLP + 2.02%	192 monthly installments from January 2014	Pledge of shares and Reserve Account of SPE Assignment of Receivables
FINEM XX	(110,509)	(120,722)	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of shares and Reserve Account of SPE Assignment of receivables
FINEM XXI	(115,800)	(126,342)	TJLP + 2.02%	192 monthly installments from January 2014	Pledge of shares and Reserve Account of SPE Assignment of receivables
FINEM XXII	(121,090)	(131,962)	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of shares and Reserve Account of SPE Assignment of receivables
FINEM XXIII	(126,380)	(137,582)	Fixed rate 4.5%	103 monthly installments from June 2011	Pledge of shares and Reserve Account of SPE Assignment of receivables
Banco do Brasil - Working capital	3,586	3,376	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	14,182	15,064	100.0% of CDI	14 Semi-annual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	13,326	13,836	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital	23,493	22,119	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	4,602	4,888	100.0% of CDI	14 Semi-annual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	15,078	15,519	CDI + 0.27%	12 semiannual installments from March 2015	CPFL Energia guarantee
CPFL Serviços
Banco IBM - Working capital	5,736	6,316	CDI + 0.10%	11 semiannual installments from June 2013	CPFL Energia guarantee
CPFL Geração
Banco do Brasil - Working capital	639,976	637,635	109.5% of CDI	1 installment in March 2019	CPFL Energia guarantee
CPFL Renováveis
HSBC	290,440	322,336	CDI + 0.5% (i)	8 annual installment from June 2013	Shares alienation
CPFL Telecom
Banco IBM - Working capital	37,076	38,489	CDI + 0.18%	12 semiannual installments from August 2014	CPFL Energia guarantee

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

Other
Eletrobrás
CPFL Paulista	4,662	5,414	RGR + 6% to 6.5%	monthly installments from August 2006	Receivables and promissory notes
CPFL Piratininga	163	239	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
RGE	8,702	9,746	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
CPFL Santa Cruz	1,315	1,601	RGR + 6%	monthly installments from January 2007	Receivables and promissory notes
CPFL Leste Paulista	639	747	RGR + 6%	monthly installments from February 2008	Receivables and promissory notes
CPFL Sul Paulista	676	808	RGR + 6%	monthly installments from August 2007	Receivables and promissory notes
CPFL Jaguari	33	41	RGR + 6%	monthly installments from June 2007	Receivables and promissory notes
CPFL Mococa	196	222	RGR + 6%	monthly installments from January 2008	Receivables and promissory notes
Other	16,701	105,034
Subtotal Brazilian Currency - Cost	7,566,676	7,257,338

Foreign Currency
Measured at fair value
Financial Institutions
CPFL Energia
Santander	234,228	-	US$ + 1.547% (2)	1 installment in February 2016	No guarantee
CPFL Paulista
Bank of America Merrill Lynch	319,305	270,248	US$ + 3.69% (2)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	-	399,887	US$ + Libor 3 months + 1.48% (2)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	141,294	119,561	US$+Libor 3 months+1.70% (3)	1 installment in September 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	157,162	-	US$ + Libor 3 months + 0.88% (2) (g)	1 installment in February 2020	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	157,040	132,887	US$+Libor 3 months+0.80% (2) (f)	4 semiannual installments from September 2017	CPFL Energia guarantee and promissory notes
BNP Paribas	70,425	-	Euro + 1.6350% (2)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
Citibank	-	133,585	US$ + Libor 6 months + 1.77% (2)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Citibank	157,128	132,962	US$+Libor 3 months + 1.35% (3)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Citibank	182,773	-	US$ + Libor 3 months + 1.44% (2)	1 installment in January 2020	CPFL Energia guarantee and promissory notes
HSBC	272,080	-	US$ + Libor 3 months + 1.30% (2)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	125,712	106,383	US$ + 2,28% to 2,32% (2)	1 installment in December 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	111,119	-	US$ + 2.36% to 2.39% (2)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	79,484	-	US$ + 2.74% (2)	1 installment in January 2019	CPFL Energia guarantee and promissory notes
J.P. Morgan	47,485	-	US$ + 2.2% (2)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Merrill Lynch	471,903	-	US$ + Libor 3 months + 1.40% (2)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Mizuho Bank	235,437	199,235	US$+Libor 3 months+1.55% (2) (f)	3 semiannual installments from March 2018	CPFL Energia guarantee and promissory notes
Morgan Stanley	157,918	133,601	US$ + Libor 6 months + 1.75% (2)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Scotiabank	76,758	64,958	US$ + 3.3125% (2)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
CPFL Piratininga
BNP Paribas	193,668	-	Euro + 1.6350% (2)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
Citibank	196,749	-	US$ + Libor 3 months + 1.41% (2)	02 annual installments in January 2019	CPFL Energia guarantee and promissory notes
Citibank	-	21,401	US$ + Libor 6 months + 1.69%(2)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
Citibank	-	167,050	US$ + Libor 6 months + 1.14% (3)	1 installment in January 2017	CPFL Energia guarantee and promissory notes
Citibank	157,128	132,962	US$ + Libor 3 months + 1.35% (3)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Santander	142,472	120,585	US$ + 2.58% (2)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Scotiabank	100,256	84,843	US$ + 3.3125% (2)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Sumitomo	157,489	133,259	US$ + Libor 3 months + 1.35% (2) (f)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
RGE
Bank of Tokyo-Mitsubishi	56,619	47,908	US$ + Libor 3 months + 0.82%(2)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	257,676	218,046	US$ + Libor 3 months + 0.83%(2)	1 installment in May 2018	CPFL Energia guarantee and promissory notes
Citibank	47,169	39,912	US$ + Libor 3 months + 1.25%(3)	2 annual installments from May 2018	CPFL Energia guarantee and promissory notes
Citibank	220,533	186,593	US$ + Libor 6 months + 1.45% (2)	1 installment in April 2017	CPFL Energia guarantee and promissory notes
HSBC	42,809	36,223	US$ + Libor 3 months + 1,30% (3)	1 installment in October 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	192,448	-	US$ + 2.78% (2)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	111,349	-	US$ + 1.35% (2)	1 installment in February 2016	CPFL Energia guarantee and promissory notes
J.P. Morgan	-	126,126	US$ + 2.64% (2)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
CPFL Santa Cruz
J.P. Morgan	-	25,864	US$ + 2.38% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Santander	27,876	23,590	USD + 2.544% (2)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
CPFL Leste Paulista
Scotiabank	38,905	32,926	US$ + 2.695% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
J.P. Morgan	-	13,578	US$ + 2.38% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Santander	30,663	25,949	USD + 2.544% (2)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
Scotiabank	16,340	13,829	US$ + 2.695% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Jaguari
Santander	43,207	36,564	USD + 2.544% (2)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
Scotiabank	20,231	17,122	US$ + 2.695% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Mococa
Scotiabank	17,118	14,488	US$ + 2.695% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Geração
HSBC	314,079	265,779	US$+Libor 3 months + 1.30% (2)	1 installment in March 2017	CPFL Energia guarantee and promissory notes
CPFL Serviços
J.P. Morgan	11,865	10,040	US$ + 1,75% (2)	1 installment in October 2016	CPFL Energia guarantee and promissory notes
CPFL Telecom
Banco Itaú	11,002	9,202	US$ + 2,35% (2)	1 installment in November 2015	CPFL Energia guarantee and promissory notes
Paulista Lajeado
Banco Itaú	34,456	-	US$ + 3.196% (3)	1 installment in March 2018	CPFL Energia guarantee and promissory notes

Mark to market	(85,464)	(55,998)

Total Foreign Currency - fair value	5,353,892	3,441,149

Fundraising costs(*)	(23,071)	(20,110)

Total - Consolidated	12,897,497	10,678,376
The subsidiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais. corresponding to :
(1) 143.85% of CDI	(2) 99% to 109% of CDI		(3) 109.1% to 119% of CDI
Effective rate:
(a) 30% to 40% of CDI	(e) 90.1% to 100% of CDI		(i) CDI + 0.73%
(b) 40.1% to 50% of CDI	(f) 100.1% to 120% of CDI		(J) Fixed rate 10.57%
(c) 60.1% to 70% of CDI	(g) 110.1% to 120% of CDI
(d) 70.1% to 80% of CDI	(h) 120.1% to 130% of CDI

(*) In accordance with CPC 08/IAS 39, this refers to the fundraising costs attributable to issuance of the respective debts.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

In accordance with CPC 38 and 39 and IAS 32 and 39, the Company and its subsidiaries classified their loans and financing, as segregated in the tables above, as (i) other financial liabilities (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit and loss.

The objective of classification of financial liabilities on loans and financing measured at fair value is to compare the effects of recognition of income and expense derived from marking derivatives to market, tied to the loans and financing, in order to obtain more relevant and consistent accounting information. At June 30, 2015, the total balance of the loans and financing measured at fair value was R$ 5,353,892 (R$ 3,441,149 at December 31, 2014).

Changes in the fair values of these loans and financing are recognized in the financial income/expense of the subsidiaries. Accumulated gains of R$ 85,464 at June 30, 2015 (R$ 55,998 at December 31, 2014) on marking the loans and financing to market, more the gains of R$ 20,543 (losses of R$ 25,382 at December 31, 2014) of marking to market the derivative financial instruments contracted as a hedge against foreign exchange variations (note 33), resulted in a total gain of R$ 106,007 (R$ 30,616 as December 31, 2014).

The maturities of the principal long-term balances of loans and financing are scheduled as follows:

Maturity	Consolidated
From July 1, 2016	883,890
2017	1,667,934
2018	3,571,803
2019	2,041,925
2020	887,577
2021 to 2025	1,414,350
2026 to 2030	568,141
2031 to 2035	4,814
Subtotal	11,040,434
Mark to Market	(84,647)
Total	10,955,787

Main fund-raising in the year:

Brazilian currency
		R$ thousand
Company	Bank / credit line	Total approved	2015 released	Released net of fundraising costs	Interest	Destination of the resources
Investment
CPFL Paulista	FINEM VII	427,716	180,180	179,501	Quarterly	Subsidiary's investment plan
CPFL Piratininga	FINEM VI	194,862	121,747	121,177	Quarterly	Subsidiary's investment plan
RGE	FINEM VII	266,790	117,250	116,760	Quarterly	Subsidiary's investment plan
CPFL Santa Cruz	FINEM (a)	25,360	1,264	1,264	Quarterly	Subsidiary's investment plan
CPFL Leste Paulista	FINEM (a)	13,045	1,915	1,915	Quarterly	Subsidiary's investment plan
CPFL Sul Paulista	FINEM (a)	12,280	2,187	2,187	Quarterly	Subsidiary's investment plan
CPFL Jaguari	FINEM (a)	10,398	1,274	1,274	Quarterly	Subsidiary's investment plan
CPFL Mococa	CCB - Santander (a)	6,119	516	516	Quarterly	Subsidiary's investment plan
CPFL Serviços	FINAME (a)	1,914	1,914	1,914	Quarterly	Machinery and equipment acquisition
CPFL Transmissão Piracicaba	FINAME (a)	7,317	3,020	3,020	Quarterly	Machinery and equipment acquisition
CPFL Renováveis	FINEM XXV	84,338	51,422	51,422	Monthly	Subsidiary's investment plan
Financial institution
CPFL Energia	Working capital - CCB - Santander (a)	300,000	300,000	294,383	On debt maturity	Extend the debt profile
CPFL Renováveis	Votorantim - promissory note (a)	50,000	50,000	50,000	On debt maturity	SPHs development
		1,400,139	832,689	825,332

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

Foreign currency
		R$ thousand
Company	Bank / credit line	Total approved	2015 released	Released net of fundraising costs	Interest	Destination of the resources
Financial institutions
CPFL Energia	CCB-I - Banco Santander (a)	200,000	200,000	200,000	On debt maturity	Extend the debt profile
CPFL Paulista	Working capital - Law 4131 - Banco de Tokyo Mitsubishi	142,735	142,735	141,308	Quarterly	Reinforce working capital
CPFL Paulista	Working capital - Law 4131 - BNP Paribas	63,896	63,896	63,896	Semiannual	Reinforce working capital
CPFL Paulista	Working capital - Law 4131 - Citibank	156,600	156,600	156,600	Quarterly	Reinforce working capital
CPFL Paulista	Working capital - Law 4131 - HSBC Bank	227,673	227,673	227,673	Quarterly	Reinforce working capital
CPFL Paulista	Working capital - Law 4131 - JP Morgan	203,771	203,771	203,771	Semiannual	Reinforce working capital
CPFL Paulista	Working capital - Law 4131 - Merrill Lynch	405,300	405,300	405,300	Quarterly	Reinforce working capital
CPFL Piratininga	Working capital - Law 4131 - BNP Paribas	175,714	175,714	175,714	Semiannual	Reinforce working capital
CPFL Piratininga	Working capital - Law 4131 - Citibank	169,838	169,838	169,838	Quarterly	Reinforce working capital
RGE	Working capital - Law 4131 - J.P. Morgan	271,949	271,949	271,949	Semiannual	Reinforce working capital
Paulista Lajeado	CCB-I - Banco Itaú Unibanco (a)	35,000	35,000	35,000	Semiannual	Reinforce working capital
		2,052,475	2,052,475	2,051,048
(a)The agreement has no restrictive covenants

Restrictive covenants

The loan and financing agreements are subject to certain restrictive covenants and include clauses that require the Company and/or its subsidiaries to maintain certain financial ratios within pre-established parameters. Some loans contracted in 2015 have the clauses related to financial indicators, which are calculated half yearly in accordance with the Financial Statement of the company:

FINEM VI - CPFL Piratininga, FINEM VII - CPFL Paulista and RGE

Maintenance, by the subsidiaries, of the following financial ratios, annual calculated:

•         Net indebtedness divided by EBITDA – maximum of 3.5

•         Net indebtedness divided by the sum of net indebtedness and Shareholder’s Equity – maximum of 0.90

FINEM XXV - CPFL Renováveis

•         Maintenance, by the subsidiary, of the debt coverage ratio (ICSD) higher than 1.3, during the contract amortization period.

Foreign currency loans - Law 4131 (Banco de Tokyo Mitsubishi, BNP Paribas, Citibank, HSBC Bank, JP Morgan, Bank of America Merrill Lynch) CPFL Paulista, CPFL Piratininga and RGE

Maintenance, by the Company, of the following financial ratios, calculated semiannually:

•         Net indebtedness divided by EBITDA – maximum of 3.75; and

•         EBITDA divided by Financial Income (Expense) - minimum of 2.25.

For purposes of determining covenants, the definition of EBITDA, in the Company,  takes into consideration inclusion of the account consolidation based on the interest in the subsidiaries, associates and joint ventures (for EBITDA and for assets and liabilities).

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

The details of the restrictive conditions for other debts are presented in the Financial Statements of December 31, 2014.

Company Management and its subsidiaries monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. Company Management and its subsidiaries believe that all the restrictive covenants and clauses have been adequately complied on June 30, 2015.

(17)   ACCRUED INTEREST ON DEBENTURES AND DEBENTURES

		Consolidated
		June 30, 2015				December 31, 2014
		Current and noncurrent interest	Current	Noncurrent	Total	Current and noncurrent interest	Current	Noncurrent	Total
Parent Company
4th Issue	Single series	-	-	-	-	15,020	1,290,000	-	1,305,020

CPFL Paulista
6th Issue	Single series	41,088	-	660,000	701,088	38,673	-	660,000	698,673
7th Issue	Single series	25,683	-	505,000	530,683	24,291	-	505,000	529,291
		66,771	-	1,165,000	1,231,771	62,964	-	1,165,000	1,227,964

CPFL Piratininga
3rd Issue	Single series	-	-	-	-	7,571	260,000	-	267,571
6th Issue	Single series	6,848	-	110,000	116,848	6,446	-	110,000	116,446
7th Issue	Single series	11,951	-	235,000	246,951	11,304	-	235,000	246,304
		18,799	-	345,000	363,799	25,320	260,000	345,000	630,320

RGE
6th Issue	Single series	31,127	-	500,000	531,127	29,298	-	500,000	529,298
7th Issue	Single series	8,646	-	170,000	178,646	8,177	-	170,000	178,177
		39,773	-	670,000	709,773	37,475	-	670,000	707,475

CPFL Santa Cruz
1st Issue	Single series	551	-	65,000	65,551	480	-	65,000	65,480

CPFL Brasil
2nd Issue	Single series	2,567	-	228,000	230,567	2,346	-	228,000	230,346

CPFL Geração
3rd Issue	Single series	-	-	-	-	7,687	264,000	-	271,687
5th Issue	Single series	12,297	-	1,092,000	1,104,297	11,236	-	1,092,000	1,103,236
6th Issue	Single series	20,920	-	460,000	480,920	19,446	-	460,000	479,446
7th Issue	Single series	15,183	-	635,000	650,183	13,739	-	635,000	648,739
8th Issue	Single series	750	-	76,821	77,571	2,903	-	72,390	75,293
		49,150	-	2,263,821	2,312,971	55,012	264,000	2,259,390	2,578,401

CPFL Renováveis
1st Issue - SIIF	1st to 12nd series	785	37,685	471,066	509,536	798	36,640	476,329	513,767
1st Issue - PCH Holding 2	Single series	512	8,701	140,791	150,004	57,991	8,701	149,492	216,184
1st Issue - Renováveis	Single series	6,310	43,000	365,500	414,810	5,795	21,500	408,500	435,795
2nd Issue - Renováveis	Single series	10,531	-	300,002	310,533	9,603	-	300,000	309,603
3rd Issue - Renováveis	Single series	2,121	-	296,000	298,121	-	-	-	-
1st Issue - WF2	Single series	-	-	-	-	2,984	30,000	-	32,984
2nd Issue - WF2	Single series	20,469	132,000	-	152,469	10,582	132,000	-	142,582
1st Issue - DESA	Single series	803	8,750	26,250	35,803	716	-	35,000	35,716
2nd Issue - DESA	Single series	10,710	-	65,000	75,710	6,022	-	65,000	71,022
1st Issue - T16	Single series	-	-	277,200	277,200	-	-	-	-
1st Issue - Campos dos Ventos V	Single series	48	-	42,000	42,048	-	-	-	-
1st Issue - Santa Úrsula	Single series	35	-	30,800	30,835	-	-	-	-
		52,324	230,136	2,014,609	2,297,069	94,491	228,841	1,434,321	1,757,653

Fund raising costs(*)		-	-	(31,992)	(31,992)	-	(766)	(30,311)	(31,077)

Total		229,935	230,136	6,719,438	7,179,509	293,108	2,042,075	6,136,400	8,471,583

(*) In accordance with CPC 08/IAS 39 this refers to the fundraising costs attributable to issuance of the respective debts.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

		Consolidated
		Issued	Annual Remuneration	Annual Effective rate	Amortization Conditions	Collateral
Parent Company
4th Issue	Single series	129,000	CDI + 0.40%	CDI + 0.51%	1 installment in May 2015	Unsecured

CPFL Paulista
6th Issue	Single series	660	CDI + 0.8% (2)	CDI + 0.87%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	50,500	CDI + 0.83% (3)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Piratininga
3rd Issue	Single series	260	107% of CDI	108.23% of CDI	1 installment in April 2015	CPFL Energia guarantee
6th Issue	Single series	110	CDI + 0.8% (2)	CDI + 0.91%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	23,500	CDI + 0.83% (2)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

RGE
6th Issue	Single series	500	CDI + 0.8% (2)	CDI + 0.88%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	17,000	CDI + 0.83% (3)	CDI + 0.88%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Santa Cruz
1st Issue	Single series	650	CDI + 1.4%	CDI + 1.52%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Brasil
2nd Issue	Single series	2,280	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Geração
3rd Issue	Single series	264	107% of CDI	108.23% of CDI	1 installment in April 2015	CPFL Energia guarantee
5th Issue	Single series	10,920	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee
6th Issue	Single series	46,000	CDI + 0.75% (1)	CDI + 0.75%	3 annual instalments from August 2018	CPFL Energia guarantee
7th Issue	Single series	63,500	CDI + 1.06%	CDI + 1.11%	1 installment in April 2019	CPFL Energia guarantee
8th Issue	Single series	1	IPCA + 5.86% (1)	103.33% of CDI	1 installment in April 2019	CPFL Energia guarantee

CPFL Renováveis
1st Issue - SIIF	1st to 12nd Series	432,299,666	TJLP + 1%	TJLP + 1% + 0.6%	39 semi-annual installments from 2009	Fiduciary alienation
1st Issue - PCH Holding 2	Single series	1,581	CDI + 1.6%	CDI + 1.8%	9 annual installments from June 2015	CPFL Renováveis guarantee
1st Issue - Renováveis	Single series	43,000	CDI + 1.7%	CDI + 1.82%	Annual installments from May 2015	BVP and PCH Holding fiduciary assignment of dividends
2st Issue - Renováveis	Single series	300,000	114.0% of CDI	115.43% of CDI	5 annual instalments from June 2017	Unsecured
3rd Issue - Renováveis	Single series	29,600	117.25% of CDI	120.64% of CDI	1 installment in May 2020	Unsecured
1st Issue - WF2	Single series	12	CDI + 1.5%	CDI + 1.5%	1 installment in March 2015	Unsecured
2nd Issue - WF2	Single series	20	CDI + 2%	CDI + 2%	1 installment in November de 2015	Unsecured
1st Issue - DESA	Single series	20	CDI + 1.75%	CDI + 1.75%	3 semi-annual installments from May de 2016	Unsecured
2nd Issue - DESA	Single series	65	CDI + 1.34%	CDI + 1.34%	3 semi-annual installments from April de 2018	Unsecured
1st Issue - T16	Single series	27,720	112.75% of CDI	116.94% of CDI	1 installment in December 2016	CPFL Renováveis guarantee
1st Issue - Campos dos Ventos V	Single series	4,200	112.75% of CDI	116.94% of CDI	1 installment in December 2016	CPFL Renováveis guarantee
1st Issue - Santa Úrsula	Single series	3,080	112.75% of CDI	116.94% of CDI	1 installment in December 2016	CPFL Renováveis guarantee

The Company and its subsidiaries hold swaps that convert the prefixed component of interest on the operation to interest rate variation in reais. corresponding to:
(1) 100.15% to 106.9% of CDI			(3) 108% to 108.1% of CDI
(2) 107% to 107.9% of CDI

The maturities of the long-term balance of debentures are scheduled as follows:

Maturity	Consolidated
From July 1, 2016	377,593
2017	1,206,574
2018	1,764,196
2019	1,904,611
2020	665,648
2021 to 2025	708,896
2026 to 2030	91,920
Total	6,719,438

Main fund-raising in the year:

			R$ thousand
Company	Issue	Issued	2015 released	Released net of fundraising costs	Interest	Destination of the resources
CPFL Renováveis - holding	3rd Issue - Single series	29,600	296,000	293,596	Semiannually	Change the debt profile and reinforce working capital
CPFL Renováveis - T16	1st Issue - Single series	27,720	277,200	275,569	Semiannually	Inflow of resources into projects
CPFL Renováveis - Campos dos Ventos V	1st Issue - Single series	4,200	42,000	41,757	Semiannually	Inflow of resources into projects
CPFL Renováveis - Santa Úrsula	1st Issue - Single series	3,080	30,800	30,618	Semiannually	Inflow of resources into projects
			646,000	641,540

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

Restrictive covenants

The restrictive covenants for debentures issued in 2015, which require maintenance of certain financial ratios within preestablished parameters, are as follows:

CPFL Renováveis

Ratios measured for CPFL Renováveis:

Third issue –  CPFL Renováveis:

•         Maintaining a Net Debt/EBITDA ratio of 5.6 or less in 2015, 5.4 in 2016, 4.6 in 2017, 4.0 in 2018 and 2019 and 3.75 from 2020.

First issue – T-16 (Turbina 16 Energia)

•         Maintaining a consolidated Net Debt/EBITDA ratio of 5.6 or less in 2015.

First issue – Campos dos Ventos V Energias Renováveis

•         Maintaining a consolidated Net Debt/EBITDA ratio of 5.6 or less in 2015.

First issue – Santa Úrsula Energias Renováveis

•         Maintaining a consolidated Net Debt/EBITDA ratio of 5.6 or less in 2015.

The details of the restrictive conditions for other debts are presented in the Financial Statements of December 31, 2014.

Company Management and its subsidiaries monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. Company Management and its subsidiaries believe that all the restrictive covenants and clauses have been adequately complied on June 30, 2015.

(18)   POST-EMPLOYMENT BENEFIT OBLIGATION

The subsidiaries sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

18.1        Characteristics:

- CPFL Paulista:

The plan currently in force for the employees of the subsidiary CPFL Paulista through Fundação CESP is a Mixed Benefit Plan, with the following characteristics:

i.      Defined Benefit Plan (“BD”) – in force until October 31, 1997 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (“BSPS”), in the form of a lifetime income convertible into a pension, to participants enrolled prior to October 31, 1997, the amount being defined in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. The total responsibility for coverage of actuarial deficits of this plan falls to the subsidiary.

ii.     Mixed model, as from November 1, 1997, which covers:

•         benefits for risk (disability and death), under a defined benefit plan, in which the subsidiary assumes  responsibility for Plan’s actuarial deficit, and

•         scheduled retirement, under a variable contribution plan, consisting of a benefit plan, which is a defined contribution plan up to the granting of the income, and does not generate any actuarial liability for the subsidiary CPFL Paulista. The benefit plan only becomes a defined benefit plan, consequently generating actuarial responsibility for the subsidiary, after the granting of a lifetime income, convertible or not into a pension.

Additionally, subsidiary’s Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

- CPFL Piratininga:

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

The plan currently in force for the employees of the subsidiary CPFL Piratininga through Fundação CESP is a Supplementary Retirement and Pension Plan with the following characteristics:

i.      Defined Benefit Plan (“BD”) - in force until March 31, 1998 – a defined-benefit plan, which concedes a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension to participants registered up to March 31, 1998, to an amount calculated in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. CPFL Piratininga has full responsibility for covering the actuarial deficits of this Plan.

ii.     Defined Benefit Plan - in force after March 31, 1998 – defined-benefit type plan, which concedes a lifetime income convertible into a pension based on the past service time accumulated after March 31, 1998, based on 70% of the average actual monthly salary for the last 36 months of active service. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. The responsibility for covering the actuarial deficits of this Plan is equally divided between CPFL Piratininga and the participants.

iii.    Variable Contribution Plan – implemented together with the Defined Benefit plan effective after March 31, 1998.  This is a defined-benefit type pension plan up to the granting of the income, and generates no actuarial liability for CPFL Piratininga. The pension plan only becomes a Defined Benefit type plan after the concession of the lifetime income, convertible (or not) into a pension, and accordingly starts to generate actuarial liabilities for the subsidiary.

Additionally, subsidiary’s Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

- RGE:

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, less the presumed Social Security benefit, with a Segregated Net Asset management by ELETROCEEE. Only those whose work contracts were transferred from CEEE to RGE are entitled to this benefit. A defined benefit private pension plan was set up in January 2006 with Bradesco Vida e Previdência for employees admitted from 1997.

- CPFL Santa Cruz:

The benefits plan of the subsidiary CPFL Santa Cruz, managed by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

- CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari:

In December 2005, the companies joined the CMSPREV private pension plan, managed by IHPREV Pension Fund. The plan is structured as a defined contribution plan.

- CPFL Geração:

The employees of the subsidiary CPFL Geração belong to the same pension plan as CPFL Paulista.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

18.2        Changes in the defined benefit plans:

The changes in the period in the net actuarial liability in accordance with CPC 33 (R1) are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total
Net actuarial liabilities at of December 31, 2014	505,140	73,383	3,261	6,264	588,048
Expense (income) recognized in income statement	27,021	5,344	227	97	32,689
Sponsors' contributions transferred during the period	(50,736)	(14,136)	(1,055)	(3,665)	(69,592)
Net actuarial liabilities at of June 30, 2015	481,426	64,591	2,432	2,696	551,145
Other contributions	17,029	696	116	-	17,841
Total liability	498,454	65,287	2,548	2,696	568,985

Current					91,650
Noncurrent					477,336

The income and expense recognized as operating cost in the actuary’s report are shown below:

	1st semester 2015
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Service cost	636	1,940	94	(16)	2,654
Interest on actuarial obligations	210,158	54,666	4,876	15,449	285,149
Expected return on plan assets	(183,773)	(51,262)	(4,743)	(15,336)	(255,114)
Total expense (income)	27,021	5,344	227	97	32,689

	1st semester 2014
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Service cost	576	1,968	76	(22)	2,598
Interest on actuarial obligations	202,463	52,046	4,626	13,874	273,009
Expected return on plan assets	(182,860)	(50,024)	(4,730)	(13,980)	(251,594)
Effect of the limit on the assets to be accounted for	-	-	66	-	66
Total expense (income)	20,179	3,990	38	(128)	24,079

The principal assumptions taken into consideration in the actuarial calculation were those considered in the December 31, 2014 and 2013 financial statements, as follows:

	December 31, 2014	December 31, 2013

Nominal discount rate for actuarial liabilities:	11.46% p.a.	11.72% p.a.
Nominal return rate on plan assets:	11.46% p.a.	11.72% p.a.
Estimated rate of nominal salary increase:	8.15% p.a.	7.10% p.a.
Estimated rate of nominal benefits increase:	0.0% p .a.	0.0% p .a.
Estimated long-term inflation rate (basis for establishing nominal rates above)	5.00% p.a.	5.00% p.a.
General biometric mortality table:	AT-2000 (-10)	AT-83
Biometric table for the onset of disability:	Low light	Mercer Disability
Expected turnover rate:	ExpR_2012*	0.3 / (Service time + 1)
Likelihood of reaching retirement age:	100% when a beneficiary of the plan first becomes eligible	100% when a beneficiary of the plan first becomes eligible
(*) FUNCESP experience, with uniform aggravation of 15% between the ages of 30 and 40, and null from 45 years of age

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

(19)   REGULATORY CHARGES

	Consolidated
	June 30, 2015	December 31, 2014
Fee for the use of water resources	2,166	1,676
Global reverse fund - RGR	16,007	15,993
ANEEL inspection fee	1,807	1,553
Energy development account - CDE (notes 26.6)	685,807	24,570
FUST and FUNTEL	2	2
Other consumer charges (note 26.5)	232,288	-
Total	938,077	43,795

Energy development account – CDE – Refers to (i) annual quota of CDE to 2015 amounting R$ 561,569 (R$ 24,570 at December 31, 2014); (ii) quota intended to returning the resources from CDE from January 2013 to January 2014 amounting R$ 64,500 and (iii) quota intended to returning the resources from the regulated market account (ACR) from February 2014 to December 2014, amounting R$ 59,738.

Other consumer charges - Refers to the amount to be transferred to the main account features tariff flag ("CCRBT") (note 26.5).

(20)   TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Consolidated
	June 30, 2015	December 31, 2014
Current
ICMS (State VAT)	384,360	266,489
PIS (tax on revenue)	26,755	15,096
COFINS (tax on revenue)	135,932	69,701
IRPJ (corporate income tax)	41,993	35,304
CSLL (social contribution tax)	16,960	22,242
Income tax on shareholders' equity	9,351	-
Other	24,240	27,434
Total	639,591	436,267

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

(21)   PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	June 30, 2015		December 31, 2014
	Provision for tax, civil and labor risks	Escrow Deposits	Provision for tax, civil and labor risks	Escrow Deposits
Labor
Various	189,505	84,565	124,261	82,857

Civil
Various	178,374	113,720	172,564	120,696

Tax
FINSOCIAL	28,666	80,595	27,585	77,576
Income tax	125,941	851,559	120,054	829,589
Other	8,892	52,567	9,774	51,755
	163,499	984,720	157,413	958,920

Other	46,659	660	36,620	4

Total	578,037	1,183,664	490,858	1,162,477

The changes in the provisions for tax, civil and labor risks are shown below:

	Consolidated
	At December 31, 2014	Addition	Reversal	Payment	Monetary restatement	Reclassifi-cation	At June 30, 2015
Labor	124,261	104,667	(22,559)	(25,896)	9,032	-	189,505
Civil	172,564	62,452	(21,306)	(39,827)	19,493	(15,001)	178,374
Tax	157,413	4,697	(979)	(3,128)	5,496	-	163,499
Other	36,620	3,750	-	(9,530)	819	15,001	46,659
	490,858	175,565	(44,844)	(78,382)	34,839	-	578,037

The provision for tax, civil and labor risks were based on assessment of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the Management of the Company and its subsidiaries.

The item ''Other" records mainly contingent liabilities assessed at fair value in the CPFL Renováveis business combination.

Details of the provisions for tax, civil and labor risks and escrow deposits are presented in the financial statements of December 31, 2014.

Possible losses

The Company and its subsidiaries are parties to other suits in which Management, supported by its external legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote. Consequently, no provision has been established for these. The claims relating to possible losses, at June 30, 2015, were as follows: (i) R$ 470,139 labor (R$ 459,303 at December 31, 2014) related mainly to workplace accidents, risk premium, overtime, etc.; (ii) R$ 531,784 civil (R$ 481,575 at December 31, 2014) are related mainly to bodily injury, environmental impacts and tariff increases; and (iii) R$ 3,469,228 tax (R$ 3,216,981 at December 31, 2014), related mainly to ICMS, FINSOCIAL, PIS and COFINS and Income taxes, being one of the main claims the deductibility of the expense recognized in 1997 in relation to the commitment assumed for the pension plan of the employees of the subsidiary CPFL Paulista with Fundação CESP estimated amounting R$ 1,028,431, for which CPFL Paulista has a linked escrow deposit of R$ 718,028 and (iv) R$ 65,641 regulatory at June 30, 2015 (R$ 39,739 at December 31, 2014).

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

The possible regulatory loss mainly includes the collection of the system service charge - ESS, established in the CNPE Resolution 03 of March 6, 2013. In relation to which, through the Brazilian Association of Independent Electric Energy Producers - APINE and the Brazilian Association for Generation of Clean Energy - ABRAGEL, the Company's subsidiaries and joint ventures obtained an injunction suspending collection of the charge.  The Company's legal counsel classified the risk of loss as possible.  The total amount of the risk is R$ 25,328, manly related to for the subsidiaries CPFL Brasil (R$ 4,822), CPFL Renováveis (R$ 12,642), Ceran (R$ 6,261), and Paulista Lajeado (R$ 1,327).

Based on the opinion of their external legal advisers, Management of the Company and its subsidiaries consider that the registered amounts represent current forecast.

(22)   PUBLIC UTILITIES

	Consolidated
Company	June 30, 2015	December 31, 2014	Number of remaining installments
CERAN	87,943	84,992	249

Current	4,238	4,000
Non current	83,704	80,992

(23)   OTHER ACCOUNTS PAYABLE

	Consolidated

	Current		Noncurrent
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
Consumers and concessionaires	51,064	49,710	-	-
Energy efficiency program - PEE	267,055	267,123	24,445	13,370
Research & Development - P&D	92,741	105,125	26,945	12,389
National scientific and technological development fund - FNDCT	2,416	1,469	-	-
Energy research company - EPE	1,207	734	-	-
Fund of reversal	-	-	17,750	17,750
Advances	168,101	85,683	25,561	23,849
Provision for socio-environmental costs and decommissioning of assets	-	-	51,796	49,938
Payroll	12,459	12,232	-	-
Profit sharing	31,797	55,659	7,413	7,413
Collections agreement	111,968	91,889	-	-
Guarantees	-	-	30,005	31,479
Advance CDE	87,300	35,053	-	-
Business combination	58,945	70,419	-	16,152
Other	48,895	60,844	2,968	11,425
Total	933,948	835,941	186,883	183,766

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

(24)   SHAREHOLDER’S EQUITY

The shareholders’ interest in the Company’s equity as of June 30, 2015 and December 31, 2014 are shown below:

	Number of shares
	June 30, 2015		December 31, 2014
Shareholders	Common shares	Interest %	Common shares	Interest %
BB Carteira Livre I FIA	262,698,037	26.45	288,569,602	29.99
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	29,756,032	3.00	477,700	0.05
Camargo Correa S.A.	26,764	0.00	837,860	0.09
ESC Energia S.A.	234,086,204	23.57	234,092,930	24.33
Bonaire Participações S.A.	1,238,334	0.12	1,200,000	0.12
Energia São Paulo FIA	146,463,379	14.75	141,929,430	14.75
Fundação Petrobras de Seguridade Social - Petros	1,816,119	0.18	1,759,900	0.18
Fundação Sistel de Seguridade Social	-	-	19,500	0.00
BNDES Participações S.A.	66,914,177	6.74	64,842,768	6.74
Antares Holdings Ltda.	16,552,110	1.67	16,039,720	1.67
Brumado Holdings Ltda.	35,604,273	3.59	34,502,100	3.59
Members of the Board of Directors	-	-	800	0.00
Members of Executive Board	105,752	0.01	102,300	0.01
Other shareholders	197,753,034	19.91	177,899,650	18.49
Total	993,014,215	100.00	962,274,260	100.00

Capital increase and bonus shares to shareholders approval - EGM

With a view to reinforcing the Company's capital structure, the Extraordinary General Meeting of April 29, 2015 approved the capitalization of the balance of the statutory - working capital improvement by issuing new shares to the shareholders, amounting R$ 554,888, 30,739,955 common shares were issued, whose distribution was issued to shareholders, as a bonus shares, pursuant to Article 169 of Law 6,404 / 76.

Details of the items included in shareholders’ equity are described in the financial statements of December 31, 2014.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

(25)   EARNINGS PER SHARE

Earnings per share – basic and diluted

Calculation of the basic and diluted earnings per share for the quarters and semesters ended June 30, 2015 and 2014 was based on the net income attributable to controlling shareholders and the average weighted number of common shares outstanding during the periods. For the diluted earnings per share, it was considered the dilutive effects of instruments convertible into shares, as shown below:

	2015				2014
	2nd quarter		1st semester		2nd quarter		1st semester
Numerator
Net income attributable to controlling shareholders	124,180		293,150		164,634		341,130
Denominator
Weighted average shares outstanding during the period	993,014,215	(**)	993,014,215	(**)	993,014,215	(**)	993,014,215	(**)
Net income per share - basic	0.13		0.30		0.17		0.34

Numerator
Net income attributable to controlling shareholders	124,180		293,150		164,634		341,130
Dilutive effect of convertible debentures of subsidiary CPFL Renováveis (*)	-		(1,188)		(13)		(951)
Net income attributable to the Controlling Shareholders	124,180		291,962		164,622		340,179

Denominator
Weighted average shares outstanding during the period	993,014,215	(**)	993,014,215	(**)	993,014,215	(**)	993,014,215	(**)
Net income per share - diluted	0.13		0.29		0.17		0.34
(*)Proportional to the percentage of the Company's interest in the subsidiary in each period presented

(**) Takes into account the event of April 29, 2015, related to the capital increase by the issuance of 30,739,955 shares (Note 24). According to CPC 41, when the number of shares increases, without an increase in funds, the number of shares is adjusted as if the event had occurred at the beginning of the least recent period presented.

The dilutive effect of the numerator in the calculation of diluted earnings per share takes into account the dilutive effects of the debentures convertible into shares issued by subsidiaries of the indirectly subsidiary CPFL Renováveis. Calculation of the effects was based on the assumption that these debentures would have been converted into common shares of each subsidiary at the beginning of the period. In the second quarter of 2015, these effects were considered anti-dilutive and were therefore not included in the calculation for the period.

The effects determined on the denominator of the indirect subsidiary CPFL Renováveis of the calculation of diluted profit per share as a result of the subsidiary´s share based payment were considered anti-dilutive at June 30, 2015 and 2014. These effects were therefore not taken into consideration in the calculation for the periods.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

(26)   OPERATING REVENUE

	Consolidated
	2015		2014
Revenue from electric energy operations	2nd quarter	1st semester	2nd quarter	1st semester
Consumer class
Residential	2,480,234	4,707,019	1,510,664	3,135,514
Industrial	1,459,992	2,641,228	936,484	1,822,876
Commercial	1,350,325	2,519,741	810,496	1,662,134
Rural	188,583	337,524	114,612	225,037
Public administration	186,652	332,926	114,600	223,959
Public lighting	142,690	242,006	76,503	146,113
Public services	231,202	407,931	137,531	269,316
(-) Adjustment of excess and surplus revenue of reactive	(24,544)	(48,784)	(20,293)	(41,291)
Billed	6,015,133	11,139,591	3,680,596	7,443,660
Unbilled (net)	(70,015)	72,251	32,167	24,268
Emergency charges - ECE/EAEE	2	2	-	-
Reclassification to network usage charge - TUSD - captive consumers	(2,066,182)	(3,728,014)	(1,293,790)	(2,635,784)
Electricity sales to final consumers	3,878,938	7,483,830	2,418,973	4,832,145

Furnas Centrais Elétricas S.A.	121,941	238,904	118,207	238,817
Other concessionaires and licensees	524,397	1,033,073	345,299	708,272
Current electric energy	416,422	647,246	196,978	414,350
Electricity sales to wholesaler´s	1,062,761	1,919,223	660,484	1,361,439

Revenue due to network usage charge - TUSD - captive consumers	2,066,182	3,728,014	1,293,790	2,635,784
Revenue due to network usage charge - TUSD - free consumers	557,044	887,638	247,985	481,618
(-) Adjustment of revenue surplus and excess responsive	(6,083)	(11,900)	(4,805)	(9,503)
Revenue from construction of concession infrastructure	284,912	515,720	217,030	405,800
Sector financial asset and liability (Note 8)	895,571	1,584,155	-	-
Resources provided by the energy development account - CDE	229,990	409,292	176,271	375,297
Other revenue and income	83,696	172,917	160,190	303,161
Other operating revenues	4,111,312	7,285,836	2,090,461	4,192,156
Total gross revenues	9,053,011	16,688,888	5,169,918	10,385,741

Deductions from operating revenues
ICMS	(1,210,186)	(2,235,122)	(723,491)	(1,480,935)
PIS	(140,451)	(259,331)	(75,265)	(150,709)
COFINS	(646,947)	(1,194,548)	(346,697)	(694,542)
ISS	(2,135)	(3,902)	(1,778)	(3,302)
Global reversal reserve - RGR	(636)	(1,257)	(593)	(1,176)
Energy development account - CDE	(1,140,227)	(1,568,676)	(73,711)	(124,156)
Research and development and energy efficiency programs	(35,894)	(78,536)	(29,158)	(59,466)
PROINFA	(23,956)	(47,910)	(25,542)	(50,452)
Other consumer charges	(683,999)	(836,122)	-	-
IPI	-	(3)	-	(10)
FUST e FUNTEL	(6)	(10)	-	-
Inspection fee	(6,026)	(10,853)	-	-
	(3,890,462)	(6,236,271)	(1,276,235)	(2,564,748)
Net revenue	5,162,549	10,452,617	3,893,683	7,820,993
(*) Information not reviewed by the independent auditors

	Consolidated
	2015		2014
Revenue from electric energy operations - in GWh (*)	2nd quarter	1st semester	2nd quarter	1st semester
Consumer class
Residential	3,840	8,311	3,899	8,361
Industrial	3,211	6,432	3,493	6,973
Commercial	2,216	4,758	2,237	4,810
Rural	501	1,045	545	1,120
Public administration	313	637	316	647
Public lighting	410	811	400	801
Public services	440	897	457	940
Billed	10,930	22,890	11,346	23,652
Own consumption	8	17	8	17
Electricity sales to final consumers	10,938	22,906	11,354	23,669

Furnas Centrais Elétricas S.A.	754	1,501	754	1,501
Other concessionaires and licensees	2,581	5,108	2,076	4,321
Current electric energy	1,400	1,718	503	922
Electricity sales to wholesaler´s	4,735	8,327	3,333	6,743
(*) Information not reviewed by the independent auditors

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

	Consolidated
Revenue from electric energy operations (*)	June 30, 2015	June 30, 2014
Consumer class
Residential	6,827,647	6,637,615
Industrial	56,348	58,001
Commercial	478,643	487,563
Rural	244,025	246,101
Public Administration	51,127	50,066
Public Lighting	10,120	9,795
Public Services	8,264	8,070
Total	7,676,174	7,497,211
(*) Information not reviewed by the independent auditors

26.1        Adjust of revenue of excess and surplus revenue of reactive:

The information on accounting and background is provided in Note 27.1 to the December 31, 2014 financial statements.

26.2        Annual adjustment (“RTA”):

Tariff revision details of the distributors are as follow:

		2015		2014
Distributor	Month	Annual Tariff Review - RTA	Effect perceived by consumers (a)	Annual Tariff Review - RTA	Effect perceived by consumers (a)
CPFL Paulista	April	41.45%	4.67%	17.18%	17.23%
CPFL Piratininga	October	(b)	(b)	19.73%	22.43%
RGE	June	33.48%	-3.76% (c)	21.82%	22.77%
CPFL Santa Cruz	February	34.68%	27.96%	14.86%	26.00%
CPFL Leste Paulista	February	20.80%	24.89%	-7.67%	-5.32%
CPFL Jaguari	February	38.46%	45.70%	-3.73%	3.70%
CPFL Sul Paulista	February	24.88%	28.38%	-5.51%	0.43%
CPFL Mococa	February	23.34%	29.28%	-2.07%	-9.53%

a)     Represents the average effect perceived by consumers, in accordance with ANEEL resolutions, as a result of elimination from the tariff base of financial components added in the annual adjustment for the previous year (not reviewed by the independent auditors).

b)    The related annual tariff increase for 2015 has not yet been made.

c)     The perception of consumers is in comparison to the extraordinary tariff review. (Note 26.3)

26.3        Extraordinary Tariff Review (“RTE”):

On February 27, 2015, ANEEL approved the result of the Extraordinary Tariff Review - RTE with the objective of re-establishing the tariff coverage of the electric energy distributors in view of the significant increase in the 2015 CDE quota and the cost of purchasing energy (tariff and exchange variations from Itaipu and auction of existing energy and adjustments). With Resolution 1870, of April 07, 2015, ANEEL corrected the RTE result of February 27, 2015 of the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa and CPFL Santa Cruz. The objective was to change the amount of the monthly CDE quotas - energy in relation to the ACR account, used for amortization of credit transactions contracted by the CCEE in managing the ACR account. The tariffs resulting from this RTE are effective from April 8, 2015 to the date of each distributor's next tariff adjustment or review.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

The impact for consumers in the distribution subsidiaries' concession areas are as follows:

	Effect perceived by consumers (*)
Distributors	Total	Group A	Group B
CPFL Paulista	32.28%	40.05%	27.27%
CPFL Piratininga	29.78%	40.49%	21.47%
RGE	37.16%	43.46%	33.04%
CPFL Santa Cruz	5.16%	5.70%	4.86%
CPFL Leste Paulista	14.52%	20.06%	12.39%
CPFL Jaguari	16.80%	18.48%	13.25%
CPFL Sul Paulista	17.02%	32.42%	9.09%
CPFL Mococa	11.81%	18.22%	9.48%

(*) Not reviewed by the independent auditors

26.4        Resources provided by the Energy Development Account – CDE:

Law 12,783, of January 11, 2013, determined that the resources related to the low income subsidy, as well as other tariff discounts should be fully subsidized by resources from the CDE. ANEEL also published order 773, of March 27, 2015, fixing the amounts of the regulated market account (ACR) funds passed on to the distribution subsidiaries for the accrual periods November and December 2014.

Income of R$ 409,292 was recorded in the first semester of 2015 (R$ 375,297 in the first semester of 2014), being (i) R$ 35,017 for the low income subsidy (R$ 36,937 in the first semester of 2014) and (ii) R$ 374,276 for other tariff discounts (R$ 338,360 in the first semester of 2014). These items were accounted against accounts receivable – Resources provided by the Energy Development Account – CDE (note 11) and accounts payable – CDE (note 23).

26.5        Tariff flags

The Tariff Flag system was created by Normative Resolution nº 547/2013, and came into effect on January 1, 2015. This mechanism may reflect the actual cost of the electric energy generation conditions in Brazil, particularly in relation to thermal generation, ESS related to energy security, hydrological risk and involuntary exposure of the electric energy distributors. The green flag indicates favorable conditions and the tariff is not increased. The yellow flag indicates less favorable conditions and the red flag is used in more costly conditions, with increases of R$ 2.50  and R$ 5.50, respectively, (pre-taxes on sales) for every 100 kWh consumed, these amounts were increased by Homologation Resolution nº 1.859/15, from March 1, 2015.

In the first semester of 2015 the distribution subsidiaries billed its consumers R$ 836,122 for Tariff Flag. After ratification by ANEEL, R$ 571,612 of this amount was used to realize part of the sector financial asset (Note 8), R$ 58,508 was passed through to the Tariff Flag Resources Centralization Account (Conta Centralizadora dos Recursos de Bandeiras Tarifárias), created by Decree 8401/2015 and managed by the CCEE, and R$ 232,288 is still outstanding and recorded in liabilities – regulatory rates (Note 19) and R$ 26,286 in other credits (Note 11).

Of the net amount of R$ 206,002 outstanding, the amount for May 2015 (R$ 34,075) had already been ratified on June 30, 2015.

26.6        Energy Development Account - CDE

In Resolution 1857, of February 27, 2015, ANEEL established the final annual CDE quotas for 2015, as well as the receipt of the resources passed on to the electric energy distribution concessionaires for the period January 2013 to January 2014, (Note 27), which should be collected from consumers and passed on to the CDE account in five years as from the 2015 RTE. In Resolution 1863, of March 31, 2015, ANEEL also established the quota for amortization of the ACR account (Note 27), with collection and pass through to the CDE Account, based on the ordinary 2015 tariff process (RTA or RTP).

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

(27)   COST OF ELECTRIC ENERGY

	Consolidated
	2015		2014
Electricity Purchased for Resale	2nd quarter	1st semester	2nd quarter	1st semester
Itaipu Binacional	665,702	1,273,321	329,627	672,085
Current Electric Energy	143,055	658,985	791,519	2,215,650
PROINFA	62,847	125,698	65,576	131,849
Energy purchased of bilateral contracts and through action in the regulated market	2,773,708	5,110,731	2,149,604	4,083,501
Resources provided by the energy development account - CDE	-	-	(804,894)	(1,974,709)
Credit of PIS and COFINS	(333,752)	(653,243)	(230,348)	(467,332)
Subtotal	3,311,561	6,515,492	2,301,084	4,661,044

Electricity Network Usage Charge
Basic Network Charges	220,651	444,667	148,149	294,819
Transmission from Itaipu	10,289	25,635	8,770	17,307
Connection Charges	12,168	23,393	11,232	22,495
Charges of Use of the Distribution System	11,024	21,265	8,716	15,914
System Service Charges - ESS	74,413	245,461	(35,957)	776
Reserve Energy charges	-	-	10,930	10,898
Resources provided by the energy development account - CDE	-	-	-	(12)
Credit of PIS and COFINS	(28,417)	(66,373)	(12,519)	(30,591)
Subtotal	300,127	694,047	139,322	331,606

Total	3,611,688	7,209,539	2,440,406	4,992,650

	Consolidated
	2015		2014
Electricity Purchased for Resale - in GWh (*)	2nd quarter	1st semester	2nd quarter	1st semester
Itaipu Binacional	2,552	5,090	2,587	5,153
Current Electric Energy	714	2,224	1,340	3,670
PROINFA	268	515	247	481
Energy purchased of bilateral contracts and through action in the regulated market	11,011	21,646	10,047	20,185
Total	14,545	29,474	14,220	29,489

(*) Not reviewed by the independent auditors

27.1 Resources provided by the CDE/CCEE – Law 12,783/2013, Decrees 7,945/2013, 8,203/2014, 8,221/2014 and Order 3,998/2014:

As described in note 28 to the financial statements of December 31, 2014, Law 12783/13, Decree 7,945/13, amended by Decree 8,203/14 and further by Decree 8,221/14 made certain changes in the contracting of energy and the objectives of the Energy Development Account - CDE charge, and also included: (i) pass-through of CDE funds to the distribution concessionaires in relation to the exposure in the hydrologic risk,  involuntary exposure, ESS – Energy Security, CVA ESS and Energy for the year of 2013 and January 2014; (ii) pass-through to the distribution concessionaires of costs related to involuntary exposure and output of the thermoelectric plants through the Electric Energy Commercialization Chamber - CCEE from February 2014 to December 2014. Additionally, Order 3,998 of September 30, 2014 included the hydrological risk of the renewed energy quotas as involuntary exposure, from July 2014.

The resources provided by the CDE recognized in the first semester of 2014 are shown in the following table, per distributor controlled by the Company:

	1st semester 2014
	Electricity purchased for resale			Electricity network usage charge	Total
	Involuntary exposure	Quotas and hydrological risk	Electricity purchased - regulated market	System service charges - ESS
CPFL Paulista	652,338	(6,241)	199,343	6	845,446
CPFL Piratininga	417,084	(357)	209,607	2	626,336
CPFL Santa Cruz	55,429	(17)	12,795	1	68,208
CPFL Leste Paulista	6,576	(8)	-	-	6,568
CPFL Sul Paulista	6	(7)	11	-	10
CPFL Jaguari	142	(48)	320	-	414
CPFL Mococa	-	(5)	-	-	(5)
RGE	409,119	(98)	18,721	3	427,745
Total	1,540,694	(6,781)	440,797	12	1,974,721

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

(28)   OPERATING COSTS AND EXPENSES COST OF ELECTRIC ENERGY

	Parent company
	Operating expense
	General
	2015		2014
	2nd quarter	1st semester	2nd quarter	1st semester
Personnel	4,907	10,180	4,151	8,027
Materials	26	29	1	4
Outside services	1,674	4,003	713	2,375
Depreciation and amortization	37	80	43	87
Other	652	969	464	823
Leases and rentals	36	71	32	68
Publicity and advertising	47	47	122	128
Legal, judicial and indemnities	380	533	126	166
Donations, contributions and subsidies	97	167	128	330
Other	92	152	56	132
Total	7,297	15,261	5,371	11,317

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

	Consolidated
	2nd quarter
			Services Rendered to Third Parties		Operating Expenses						Total
	Operating costs				Sales		General		Other
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Personnel	149,930	133,524	-	1	31,174	28,075	55,321	53,908	-	-	236,425	215,508
Employee pension plans	16,344	12,038	-	-	-	-	-	-	-	-	16,344	12,038
Materials	31,404	25,535	147	301	1,097	1,054	2,299	2,030	-	-	34,946	28,920
Outside services	46,400	42,461	439	614	30,972	27,022	56,333	56,116	-	-	134,144	126,215
Depreciation and amortization	212,436	185,036	-	-	7,758	8,003	20,182	18,341	-	-	240,375	211,380
Costs related to infrastructure construction	-	-	284,540	217,030	-	-	-	-	-	-	284,540	217,030
Other	12,108	12,853	(1)	(2)	58,177	38,758	122,435	55,442	107,798	88,910	300,517	195,960
Collection charges	-	-	-	-	14,552	13,370	-	-	-	-	14,552	13,370
Allowance for doubtful accounts	-	-	-	-	41,188	23,505	-	-	-	-	41,188	23,505
Leases and rentals	7,200	7,356	-	-	-	-	4,527	4,027	-	-	11,726	11,383
Publicity and advertising	641	213	-	-	-	29	1,582	4,597	-	-	2,223	4,838
Legal, judicial, indemnities and penalties	-	-	-	-	-	-	119,964	45,098	-	-	119,964	45,098
Donations, contributions and subsidies	-	-	-	-	1,993	1,608	1,110	923	-	-	3,103	2,532
Inspection fee	-	-	-	-	-	-	-	-	-	5,071	-	5,071
Loss (gain) on disposal and decommissioning and other on noncurrent assets	-	-	-	-	-	-	-	-	23,911	10,330	23,911	10,330
Intangible of concession amortization	-	-	-	-	-	-	-	-	83,992	73,805	83,992	73,805
Financial compensation for water resources utilization	3,322	3,442	-	-	-	-	-	-	-	-	3,322	3,442
Other	945	1,842	(1)	(2)	444	245	(4,747)	796	(105)	(296)	(3,464)	2,586
Total	468,622	411,447	285,125	217,944	129,177	102,912	256,570	185,837	107,798	88,910	1,247,292	1,007,050

	Consolidated
	1st semester
			Services Rendered to Third Parties		Operating Expenses						Total
	Operating costs				Sales		General		Other
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Personnel	290,582	256,802	-	1	60,947	53,463	109,929	101,911	-	-	461,457	412,177
Employee pension plans	32,689	24,079	-	-	-	-	-	-	-	-	32,689	24,079
Materials	60,690	50,694	289	451	2,025	2,066	4,123	3,592	-	-	67,126	56,803
Outside services	88,722	78,749	783	1,073	61,185	55,601	119,319	110,146	-	-	270,009	245,569
Depreciation and amortization	413,590	365,815	-	-	15,560	16,227	40,457	36,293	-	-	469,607	418,335
Costs related to infrastructure construction	-	-	514,718	405,800	-	-	-	-	-	-	514,718	405,800
Other	30,450	27,158	(3)	(4)	95,682	76,878	160,882	96,972	196,036	181,016	483,047	382,020
Collection charges	-	-	-	-	28,377	26,570	-	-	-	-	28,377	26,570
Allowance for doubtful accounts	-	-	-	-	62,466	46,232	-	-	-	-	62,466	46,232
Leases and rentals	15,683	14,695	-	-	-	-	8,728	7,130	-	-	24,412	21,825
Publicity and advertising	693	376	-	-	23	81	4,407	7,032	-	-	5,123	7,489
Legal, judicial, indemnities and penalties	-	-	-	-	-	-	149,573	79,435	-	-	149,573	79,435
Donations, contributions and subsidies	-	-	-	-	4,008	3,245	2,193	2,040	-	-	6,201	5,285
Inspection fee	-	-	-	-	-	-	-	-	-	11,226	-	11,226
Loss (gain) on disposal and decommissioning and other on noncurrent assets	-	-	-	-	-	-	-	-	27,466	23,542	27,466	23,542
Intangible of concession amortization	-	-	-	-	-	-	-	-	168,693	145,449	168,693	145,449
Financial compensation for water resources utilization	6,210	6,520	-	-	-	-	-	-	-	-	6,210	6,520
Other	7,863	5,567	(3)	(4)	808	750	(4,019)	1,335	(123)	800	4,525	8,447
Total	916,723	803,297	515,787	407,321	235,398	204,235	434,710	348,915	196,036	181,016	2,298,654	1,944,783

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

(29)   FINANCIAL INCOME AND EXPENSES

	Parent company				Consolidated
	2015		2014		2015		2014
	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester
Financial income
Income from financial investments	12,138	28,254	28,830	52,477	96,597	214,219	119,521	208,204
Arrears of interest and fines	-	-	-	-	52,144	95,328	35,154	72,021
Restatement of tax credits	-	83	1,456	1,456	5,300	7,113	4,926	9,846
Restatement of escrow deposits	8	15	-	1	19,641	38,303	26,419	40,952
Monetary and exchange adjustment	-	-	-	-	21,242	38,796	33,589	44,087
Adjustment to expected cash flow (note 10)	-	-	-	-	78,326	137,732	10,375	69,602
Discount on purchase of ICMS credit	-	-	-	-	3,113	7,623	928	2,146
PIS and COFINS on interest on shareholders' equity	(5,766)	(5,766)	-	-	(5,766)	(5,766)	-	-
Restatement of sector financial asset	-	-	-	-	33,512	43,103	-	-
Other	815	2,987	758	1,478	25,385	40,116	17,889	30,627
Total	7,195	25,576	31,045	55,412	329,493	616,567	248,800	477,486

Financial expense
Debt charges	(8,973)	(36,887)	(34,676)	(67,642)	(411,278)	(825,647)	(382,442)	(739,033)
Monetary and exchange variations	(4,787)	(7,257)	3	3	(68,636)	(271,297)	(57,828)	(129,968)
Restatement of sector financial liability	-	-	-	-	1,687	(1,809)	-	-
(-) Capitalized borrowing costs	-	-	-	-	7,370	9,764	1,981	14,277
Public utilities	-	-	-	-	(3,417)	(6,740)	(3,892)	(6,942)
Other	(1,333)	(3,377)	(4)	(244)	(41,978)	(74,326)	(30,661)	(62,768)
Total	(15,093)	(47,521)	(34,677)	(67,883)	(516,251)	(1,170,054)	(472,843)	(924,435)

Net financial income (expense)	(7,898)	(21,946)	(3,632)	(12,471)	(186,758)	(553,487)	(224,043)	(446,949)

Interest was capitalized at an average rate of 9.34% p.a. in the first semester of 2015 (8.42% p.a. in the first semester of 2014) on qualifying assets, in accordance with CPC 20(R1) and IAS 23.

In the expense of monetary and exchange variations includes the effects of gains of R$ 613,741 in the first semester of 2015 (loss of R$ 246,166 in the first semester of 2014) on derivative instruments (note 33).

(30)   SEGMENT INFORMATION

The Company’s operating segments are based on the internal financial information and management structure and are separated by type of business: electric energy distribution, conventional generation, renewable generation, commercialization and services rendered.

Profit or loss, assets and liabilities per segment include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis, if applicable. Average prices used between segments are based on similar market transactions. Note 1 show the subsidiaries in accordance with their areas of operation and provides further information about each subsidiary and its business area.

The segregated information by operating segment is shown below, in accordance with the criteria established by Company Management:

	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Other (*)	Elimination	Total
1st semester 2015
Net revenue	8,691,250	300,869	537,903	857,782	63,657	1,156	-	10,452,617
(-) Intersegment revenues	10,751	170,155	193,659	3,647	110,821	-	(489,033)	-
Income from electric energy service	541,186	265,006	72,808	61,909	17,666	(14,152)	-	944,423
Financial income	445,054	45,125	59,488	17,086	25,259	24,554	-	616,567
Financial expense	(564,322)	(256,459)	(278,195)	(16,902)	(6,641)	(47,534)	-	(1,170,054)
Income (loss) before taxes	421,918	135,053	(145,899)	62,093	36,283	(37,131)	-	472,318
Income tax and social contribution	(163,870)	(20,396)	(11,799)	(21,749)	(11,235)	(10,719)	-	(239,768)
Net income (loss)	258,048	114,657	(157,698)	40,344	25,049	(47,850)	-	232,550
Total assets (**)	19,048,666	4,310,384	11,912,781	461,782	851,913	823,291	-	37,408,818
Capital expenditures and other intangible assets	420,869	828	276,227	687	13,924	275	-	712,810
Depreciation and amortization	(302,512)	(66,133)	(260,696)	(2,366)	(6,503)	(91)	-	(638,300)

1st semester 2014 (***)
Net revenue	6,203,990	399,132	379,712	788,825	49,300	33	-	7,820,993
(-) Intersegment revenues	8,732	152,205	218,991	172,461	85,586	-	(637,976)	-
Income from electric energy service	413,115	310,839	30,224	124,028	16,595	(11,240)	-	883,560
Financial income	315,465	36,598	48,013	13,240	8,754	55,416	-	477,486
Financial expense	(417,026)	(225,833)	(195,171)	(13,777)	(4,747)	(67,881)	-	(924,435)
Income (loss) before taxes	311,553	232,608	(116,934)	123,491	20,602	(23,705)	-	547,615
Income tax and social contribution	(138,917)	(42,516)	(3,143)	(43,378)	(7,441)	7,476	-	(227,919)
Net income (loss)	172,636	190,092	(120,077)	80,112	13,160	(16,228)	-	319,696
Total assets (**)	16,724,269	4,414,196	11,601,754	507,960	828,184	1,022,454	-	35,098,816
Capital expenditures and other intangible assets	348,014	3,066	113,367	1,436	53,965	-	-	519,848
Depreciation and amortization	(286,338)	(64,984)	(206,156)	(2,221)	(3,928)	(158)	-	(563,784)

(*) Other – refers basically to the assets and transactions which are not related to any of the identified segments.

(**) Intangible assets (net of amortization) were allocated to their respective segments.

(***) The amounts for the total assets refer to December 31, 2014.

2

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

(31)   RELATED PARTIES TRANSACTIONS

The Company’s controlling shareholders are as follows:

•         ESC Energia S.A.

Controlled by the Camargo Corrêa group, with operations in a number of segments, such as construction, cement, footwear, textiles, and aluminum and highway concessions, among others.

•         Energia São Paulo Fundo de Investimento em Ações

Controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobras de Seguridade Social - PETROS and (d) Fundação SABESP de Seguridade Social - SABESPREV.

•         Bonaire Participações S.A.

Company controlled by Energia São Paulo Fundo de Investimento em Ações.

•         BB Carteira Livre I - Fundo de Investimento em Ações

Fund controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect interests in operating subsidiaries are described in note 1.

Controlling shareholders, subsidiaries and associated companies, joint ventures under common control and that in some way exercise significant influence over the Company are considered to be related parties.

The main transactions are listed below:

a)     Bank deposits and short-term investments: refer mainly to bank deposits and short-term financial investments with the Banco do Brasil, as mentioned in note 5. The Company and its subsidiaries also have an Exclusive Investment Fund, managed by BB DTVM, among others.

b)    Loans and financing and debentures: relate to funds raised from the Banco do Brasil in accordance with notes 16 and 17. The Company also guarantees certain loans raised by its subsidiaries, as mentioned in notes 16 and 17.

c)     Other financial transactions: the amounts in relation to Banco do Brasil are bank costs and collection expenses.

d)    Purchase and sale of energy and charges: refers to energy purchased or sold by distribution, commercialization and generation subsidiaries through short or long-term agreements and tariffs for the use of the distribution system (TUSD). Such transactions, in the free Market, are carried out under conditions regarded by the Company as similar to market conditions at the time of the negotiation, in accordance with internal policies established in advance by Company Management. In the regulated market, the prices charged are set by mechanisms established by the Grantor.

e)     Intangible assets, property, plant and equipment, materials and service: refer to the acquisition of equipment, cables and other materials for use in distribution and generation, and contracting of services such as construction and information technology consultancy.

f)     Advances: advances for investments in research and development.

g)    Intercompany loan: relates to (i) contracts with the jointly controlled entity EPASA, under contractual conditions of 113.5% of the CDI, maturing in January 2017; and (ii) contracts with non-controlling shareholder of the subsidiary CPFL Renováveis, with maturity to profit distribution of the indirect subsidiary to its shareholders with annual interest of 8% + IGP-M.

Certain subsidiaries have supplementary retirement plan maintained with Fundação CESP and offered to the employees of the subsidiaries. These plans hold investments in Company’s shares (note 18).

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

3

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Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

The subsidiary CPFL Geração renegotiated, for payment in January 2016, the maturity of energy purchase agreements with the jointly-controlled operation BAESA. The original maturities ranged from April to June 2015.

The total remuneration of key management personnel in the first semester of 2015, in accordance with CVM Decision 560/2008, was R$ 23,545 (R$ 20,521 in the first semester of 2014). This amount comprises R$ 23,042 in respect of short-term benefits (R$ 20,053 in the first semester of 2014) and R$ 503 for post-employment benefits (R$ 468 in the first semester of 2014) and recorded by the accrual method.

Transactions between related parties involving controlling shareholders, entities under common control or with significant influence and joint ventures:

	Consolidated
	Asset		Liability		Income		Expense
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014	1st semester 2015	1st semester 2014	1st semester 2015	1st semester 2014
Bank deposits and short-term investments
Banco do Brasil S.A.	126,490	161,832	-	-	7,188	5,418	-	-

Loans and financing, debentures and derivatives contracts (*)
Banco do Brasil S.A.	-	-	1,250,202	1,322,926	-	-	109,100	87,199

Other financial transactions
Banco do Brasil S.A.	-	-	-	-	-	-	3,175	3,098
TOTVS	-	-	-	-	-	-	1	-
BAESA – Energética Barra Grande S.A.	-	-	-	-	-	-	3,498	1,115
Foz do Chapecó Energia S.A.	-	-	-	-	-	-	-	2,551
ENERCAN - Campos Novos Energia S.A.	-	-	-	-	-	-	-	1,993

Advances
BAESA – Energética Barra Grande S.A.	-	-	808	826	-	-	-	-
Foz do Chapecó Energia S.A.	-	-	1,145	1,170	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	1,407	1,436	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	-	-	515	526	-	-	-	-

Energy purchase and sale and charges
Afluente Transmissão de Energia Elétrica S.A.	-	-	39	40	-	-	857	535
Aliança Geração de Energia S.A	-	-	1,171	-	-	-	11,058	-
Arizona 1 Energia Renovável S.A	-	-	-	-	-	-	438	410
Baguari I Geração de Energia Elétrica S.A.	-	-	-	5	-	-	130	122
Braskem S.A.	-	-	-	-	-	694	-	-
Caetite 2 Energia Renovável S.A.	-	-	-	-	-	-	402	376
Caetité 3 Energia Renovável S.A.	-	-	-	-	-	-	405	380
Calango 1 Energia Renovável S.A.	-	-	-	-	-	-	485	454
Calango 2 Energia Renovável S.A.	-	-	-	-	-	-	415	388
Calango 3 Energia Renovável S.A.	-	-	-	-	-	-	485	454
Calango 4 Energia Renovável S.A.	-	-	-	-	-	-	450	421
Calango 5 Energia Renovável S.A.	-	-	-	-	-	-	477	448
Cia. Hidrelétrica Teles Pires S.A.	-	-	446	-	-	-	3,974	-
Companhia de Eletricidade do Estado da Bahia – COELBA	664	833	-	-	7,410	6,691	-	-
Companhia Energética de Pernambuco - CELPE	563	920	-	-	3,554	2,075	-	67
Companhia Energética do Rio Grande do Norte - COSERN	197	280	-	-	1,271	1,048	657	118
Embraer	-	-	-	-	11,996	-	-	-
Energética Águas da Pedra S.A.	-	-	115	117	-	-	2,058	1,934
Estaleiro Atlântico Sul S.A.	-	-	-	-	9,448	3,326	-	-
Goiás Sul Geração de Enegia S.A.	-	-	-	-	-	-	81	75
Mel 2 Energia Renovável S.A.	-	-	-	-	-	-	316	306
NC ENERGIA S.A.	-	-	-	-	2,625	1,837	-	-
Rio PCH I S.A.	-	-	212	217	-	-	3,891	3,653
SE Narandiba S.A.	-	-	-	-	1	-	9	53
Serra do Facão Energia S.A. - SEFAC	-	-	578	470	-	-	10,378	9,766
Tavex Brasil S.A	-	-	-	-	2,403	1,252	-	-
ThyssenKrupp Companhia Siderúrgica do Atlântico	-	-	-	188	18,257	3,907	3,369	2,856
Vale Energia S.A.	7,590	7,371	-	-	45,805	-	695	3,384
BAESA – Energética Barra Grande S.A.	-	-	20,597	89,202	60,077	710	58,079	37,760
Foz do Chapecó Energia S.A.	-	1,430	30,930	172,804	3,873	9,219	160,505	151,762
ENERCAN - Campos Novos Energia S.A.	603	583	44,565	154,678	19,835	3,974	116,077	107,938
EPASA - Centrais Elétricas da Paraiba	-	-	20,597	28,632	15,250	22,502	86,015	93,190

Intangible assets, Property, plant and equipment, Materials and service
Cia.de Saneamento Básico do Estado de São Paulo - SABESP	54	11	42	35	518	43	29	-
Companhia de Eletricidade do Estado da Bahia – COELBA	-	-	-	-	-	-	42	-
Concessionária do Sistema Anhanguera - Bandeirante S.A. (**)	-	-	-	-	-	-	-	5
Estaleiro Atlântico Sul S.A.	1	-	-	-	7	6	-	-
Ferrovia Centro-Atlântica S.A.	-	-	-	-	-	9	-	-
Indústrias Romi S.A.	-	4	-	-	44	23	-	-
InterCement Brasil S.A	22	-	-	-	26	-	-	-
JBS S/A	-	-	-	-	-	2,221	-	-
Randon	-	-	-	76	-	-	-	-
MRS Logística S.A	-	119	-	-	-	-	-	-
SAMM - Sociedade de Atividades em Multimídia Ltda.(**)	-	-	-	-	-	137	-	-
Tavex Industria Textil S/A	-	-	-	-	21	-	-	-
TOTVS S.A.	-	-	3	2	-	-	23	1
Ultrafértil S.A	99	149	-	-	367	-	-	-
Vale Fertilizantes S.A	-	18	-	-	-	-	-	-
BAESA – Energética Barra Grande S.A.	-	-	-	-	648	-	-	-
Foz do Chapecó Energia S.A.	-	-	-	-	708	-	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	-	-	648	-	-	-
EPASA - Centrais Elétricas da Paraíba S.A.	724	393	-	-	348	-	-	-

Intercompany loans
EPASA - Centrais Elétricas da Paraíba S.A.	99,664	94,385	-	-	6,332	4,971	-	-
Noncontrolling shareholder - CPFL Renováveis	6,753	6,281	-	-	575	1,332	-	-

Dividend and interest on shareholders´ equity
BAESA – Energética Barra Grande S.A.	-	96	-	-	-	-	-	-
Chapecoense Geração S.A.	12,128	12,128	-	-	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	13,424	24,816	-	-	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	14,891	14,891	-	-	-	-	-	-

(*) At value cost
(**) Related parties until 2014

4

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Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

(32)   RISK MANAGEMENT

The business of the Company and its subsidiaries mainly comprises the generation, commercialization and distribution of electric energy.  As public utilities concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

Risk management structure:

The Board of Directors is responsible for directing the way the business is run, which includes monitoring of business risks, exercised by means of the corporate risk management model used by the Company. The responsibilities of the Executive Board are to develop the mechanisms for measuring the impact of the exposure and probability of its occurrence, supervising the implementation of risk mitigation measures and informing the Board of Directors. It is assisted in this process by: i) the Executive Risk Management Committee, whose mission is to assist in identifying the main business risks, analyzing measurement of the impact and probability and assessing the mitigation measures used; ii) the Risk Management, Internal Control and Consolidated Processes Division, responsible for coordination the risk management process,  developing and maintaining updated methodologies of the Company’s Corporate Risk Management which  involves the identification, measurement, monitoring and reporting the risks CPFL Group is exposed.

The risk management policies are established to identify, analyzes and treats the risks faced by the Company and its subsidiaries, and includes reviewing the model adopted whenever necessary to reflect changes in market conditions and in the Company's activities, with a view to developing an environment of disciplined and constructive control.

In its supervisory role, the Company’s Board of Directors also counts on the support of the Management Procedures and Risks Committee to provide guidance for the Internal Auditing work, Risk management and Compliance. The Internal Auditing team conducts both periodic and “ad hoc” reviews in order to ensure alignment of the procedures to directives and strategies set by the shareholders and management.

The Fiscal Council’s responsibilities include certifying that Management has the means to identify and prevent, through the use of an appropriated information system, (a) the main risks to which the Company is exposed, (b) the probability that these will materialize and (c) the measures and plans adopted.

The main market risk factors affecting the businesses are as follows:

Exchange rate risk: this risk derives from the possibility of the subsidiaries to incur in losses and cash constraints due to fluctuations in currency exchange rates, increasing the balances of liabilities denominated in foreign currency. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI. The quantification of this risk is presented in note 33. The Company’s subsidiaries’ operations are also exposed to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses.

Interest rate risk: this risk derives from the possibility of the Company and its subsidiaries to incur in losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have tried to increase the proportion of pre-indexed loans or loans tied to indexes with lower rates and little fluctuation in the short and long term. The quantification of this risk is presented in note 33.

Credit risk: this risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in collecting amounts billed to customers. The commercialization and services segments manage this risk by following standards and guidelines in relation to approval, guarantee requirements and monitoring of operations. In the distribution segment, although it is very spread out, the risk is managed by monitoring default, collection measures and cutting off supply. In the generation segment, contracts in the regulated environment (ACR) and bilateral contracts provide for the submission of agreements to establish guarantees.

Risk of energy shortages: the energy sold by the subsidiaries is primarily generated by hydroelectric plants. A prolonged period of low rainfall could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of water levels and resulting in losses due to the increased cost of energy purchased or a reduction in revenue due to the introduction of comprehensive electric energy saving programs or other rationing programs, as in 2001. Although currently the storage conditions in the SIN are not satisfactory, the decrease in the projected demand, government measures to increase the supply offered in the short-term and the expectation of high flow rates in the southern region should be sufficient to ensure the energy supply this year, significantly reducing the need for an additional load reduction.

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Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

Risk of acceleration of debts: the Company has loans and financing agreements and debentures with restrictive clauses (covenants) normally applicable to these kinds of arrangement, involving compliance with economic and financial ratios. These covenants are monitored and do not restrict the capacity to operate normally, if met at the contractual intervals or if prior agreement is obtained from the creditors for failure to meet.

Regulatory risk: the electric energy supplied tariffs charged to captive consumers by the distribution subsidiaries are fixed by ANEEL, at intervals established in the Concession Agreements entered into with the Federal Government and in accordance with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributor to the final consumers. In accordance with Law 8,987/1995, the fixed tariffs should insure the economic and financial balance of the concession contract at the time of the tariff review, which could result in lower results than expected by the electric energy distributors.

Risk management for financial instruments: The Company and its subsidiaries maintain operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. They accordingly control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to market conditions.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by Management, the Company and its subsidiaries use the MAPS software system to calculate the mark to market, stress testing and duration of the instruments, and assess the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and its subsidiaries supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries routinely contract derivatives, always with the appropriate levels of approval, only in the event of exposure that Management regards as a risk. The Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives.

(33)   FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the group’s accounting practices, are:

					Consolidated
					June 30, 2015		December 31, 2014
	Note	Category	Measurement	Level (*)	Accounting balance	Fair value	Accounting balance	Fair value
Asset
Cash and cash equivalent	5	(a)	(2)	Level 1	2,390,798	2,390,798	2,593,650	2,593,650
Cash and cash equivalent	5	(a)	(2)	Level 2	1,312,932	1,312,932	1,763,805	1,763,805
Financial investments		(a)	(2)	Level 1	32,172	32,172	5,324	5,324
Derivatives	33	(a)	(2)	Level 2	1,193,748	1,193,748	608,176	608,176
Financial asset of concession - distribution	10	(b)	(2)	Level 3	3,616,070	3,616,070	3,296,837	3,296,837
					8,545,721	8,545,721	8,267,792	8,267,792

Liability
Loans and financing - principal and interest	16	(c)	(1)	Level 2 (***)	7,547,485	6,505,962	7,240,164	6,266,957
Loans and financing - principal and interest	16 (**)	(a)	(2)	Level 2	5,350,012	5,350,012	3,438,212	3,438,212
Debentures - principal and interest	17	(c)	(1)	Level 2 (***)	7,179,509	6,298,361	8,471,583	7,997,074
Derivatives	33	(a)	(2)	Level 2	16,779	16,779	13,354	13,354
					20,093,785	18,171,114	19,163,313	17,715,598
(*) Refers to the hierarchy for determination of fair value

(**) As a result of the initial designation of this financial liability, the financial statements showed a gain of R$ 29,466 in the first semester of 2015 (loss of R$ 36,059 in the first semester of 2014)

(***) Only for disclosure purposes, according to CPC 40 (R1)

Category:		Measurement:
(a) - Measured at fair value through profit or loss		(1) - Measured at amortized cost
(b) - Available for sale		(2) - Measured at fair value
(c) - Other finance liabilities

The financial instruments for which the recorded amounts approximate to their fair values at the date of these interim financial statements, due to the nature of these interim financial instruments, are:

•         Financial assets: (i) consumers, concessionaires and licensees, (ii) leases, (iii) receivable from associates, subsidiaries and parent company, (iv) receivables from resources provided by CDE, (v) financial asset of concession - transmission, (vi) pledges, funds and tied deposits, (vii) services rendered to third parties, (viii) Collection agreements and (ix) sector financial asset.

•         Financial liabilities: (i) suppliers, (ii) regulatory charges, (iii) public utility, (iv) consumers and concessionaires, (v) Nacional scientific and technological development fund - FNDCT, (vi) energy research company - EPE, (vii) collection agreement, (viii) reversal fund, (ix) Business combination payable, (x) tariff discount CDE and (xi) sector financial liability.

6

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Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

a) Valuation of financial instruments

As mentioned in note 4, the fair value of a security relates to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph, in Brazilian reais.

CPC 40 (R1) and IFRS 7 requires classification at three levels of hierarchy for measurement of the fair value of financial instruments, based on observable and unobservable information in relation to valuation of a financial instrument at the measurement date.

CPC 40 (R1) and IFRS 7 also define observable information as market data obtained from independent sources and unobservable information that reflects market assumptions.

The three levels of fair value are:

•         Level 1: quoted prices in an active market for identical instruments;

•         Level 2: observable information other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

•         Level 3: inputs for the instruments that are not based on observable market data.

Since the distribution subsidiaries have classified their financial asset of concession as available-for-sale, the relevant factors for measurement at fair value are not publicly observable. The fair value hierarchy classification is therefore level 3. The changes and the respective gains (losses) in net income was of
R$ 137,732, and the main assumptions used are described on note 10.

The Company recognizes in “Investments at cost” in the consolidated interim financial statements the 5.94% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A. (“Investco”), in the form of 28,154,140  common shares and 18,593,070 preferred shares. Investco’s shares are not quoted on the stock exchange and the main objective of it operations is to generate electric energy for commercialization by the shareholders who hold the concession, the Company opted to recognize the investment at cost.

b) Derivatives

The Company and its subsidiaries have the policy of using derivatives to reduce their risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have exchange rate derivatives compatible with the exchange rate risks net exposure, including all the assets and liabilities tied to exchange rates.

The derivative instruments entered into by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As the majority of the derivatives entered into by the subsidiaries have their terms fully aligned with the debts protected (note 16), and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated at fair value, for accounting purposes. Other debts with different terms from their respective derivatives contracted as a hedge continue to be recorded at amortized cost. Furthermore, the Company and its subsidiaries do not adopt hedge accounting for derivative operations.

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Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

At June 30, 2015, the Company and its subsidiaries had the following swap operations:

	Market values (accounting balance)
Company / strategy / counterparts	Assets	Liabilities	Fair value, net	Values at cost, net	Gain (loss) on marking to market	Currency / index	Maturity range	Notional	Negotiation market
Derivatives for protection of debts designated at fair value
Exchange rate hedge
CPFL Energia
Santander	25,487	-	25,487	24,964	523	dollar	February 2016	200,000	over the counter

CPFL Paulista
Bank of America Merrill Lynch	140,105	-	140,105	131,610	8,495	dollar	July 2016	156,700	over the counter
Morgan Stanley	71,187	-	71,187	69,593	1,594	dollar	September 2016	85,475	over the counter
Scotiabank	25,736	-	25,736	24,879	856	dollar	July 2016	49,000	over the counter
Citibank	38,448	-	38,448	38,796	(348)	dollar	March 2019	117,250	over the counter
Bank of Tokyo-Mitsubishi	36,868	-	36,868	38,833	(1,965)	dollar	March 2019	117,400	over the counter
Bank of America Merrill Lynch	36,479	-	36,479	35,104	1,375	dollar	September 2018	106,020	over the counter
Bank of America Merrill Lynch	41,430	-	41,430	40,296	1,135	dollar	March 2019	116,600	over the counter
J.P.Morgan	20,713	-	20,713	20,148	565	dollar	March 2019	58,300	over the counter
J.P.Morgan	10,425	-	10,425	10,956	(531)	dollar	December 2017	51,470	over the counter
J.P.Morgan	8,977	-	8,977	9,485	(508)	dollar	December 2017	53,100	over the counter
J.P.Morgan	2,949	-	2,949	3,070	(121)	dollar	January 2018	27,121	over the counter
HSBC	7,024	-	7,024	7,210	(186)	dollar	January 2018	54,214	over the counter
HSBC	31,700	-	31,700	31,465	235	dollar	January 2018	173,459	over the counter
J.P.Morgan	7,885	-	7,885	7,690	195	dollar	January 2018	67,938	over the counter
J.P.Morgan	7,607	-	7,607	8,011	(405)	dollar	January 2019	67,613	over the counter
Citibank	21,825	-	21,825	21,644	181	dollar	January 2020	156,600	over the counter
BNP Paribas	2,746	-	2,746	2,947	(201)	euro	January 2018	63,896	over the counter
Bank of Tokyo-Mitsubishi	7,574	-	7,574	12,207	(4,633)	dollar	February 2020	142,735	over the counter
J.P.Morgan	4,072	-	4,072	4,504	(432)	dollar	February 2018	41,100	over the counter
Bank of America Merrill Lynch	59,616	-	59,616	59,632	(16)	dollar	February 2018	405,300	over the counter
Bank of America Merrill Lynch	19,906	-	19,906	-	19,906	dollar	October 2018	329,500	over the counter
	603,271	-	603,271	578,079	25,192

CPFL Piratininga
Scotiabank	33,614	-	33,614	32,495	1,119	dollar	July 2016	64,000	over the counter
Santander	36,621	-	36,621	36,252	369	dollar	July 2016	100,000	over the counter
Citibank	38,448	-	38,448	38,796	(348)	dollar	March 2019	117,250	over the counter
HSBC	22,266	-	22,266	22,161	105	dollar	April 2018	55,138	over the counter
J.P.Morgan	22,301	-	22,301	22,164	138	dollar	April 2018	55,138	over the counter
Citibank	23,130	-	23,130	23,211	(81)	dollar	January 2020	169,838	over the counter
BNP Paribas	7,552	-	7,552	8,104	(552)	euro	January 2018	175,714	over the counter
	183,932	-	183,932	183,183	749

CPFL Santa Cruz
Santander	7,892	-	7,892	7,833	60	dollar	June 2016	20,000	over the counter

CPFL Leste Paulista
Scotiabank	12,423	-	12,423	12,413	10	dollar	July 2015	25,000	over the counter

CPFL Sul Paulista
Scotiabank	5,218	-	5,218	5,214	4	dollar	July 2015	10,500	over the counter
Santander	8,681	-	8,681	8,616	66	dollar	June 2016	22,000	over the counter
	13,899	-	13,899	13,830	70
CPFL Jaguari
Scotiabank	6,460	-	6,460	6,455	5	dollar	July 2015	13,000	over the counter
Santander	12,233	-	12,233	12,141	92	dollar	June 2016	31,000	over the counter
	18,693	-	18,693	18,596	97
CPFL Mococa
Scotiabank	5,466	-	5,466	5,462	4	dollar	July 2015	11,000	over the counter

CPFL Geração
HSBC	79,722	-	79,722	80,477	(755)	dollar	March 2017	232,520	over the counter

RGE
Citibank	88,263	-	88,263	88,755	(492)	dollar	April 2017	128,590	over the counter
Bank of Tokyo-Mitsubishi	18,473	-	18,473	19,467	(994)	dollar	April 2018	36,270	over the counter
Bank of Tokyo-Mitsubishi	83,364	-	83,364	87,197	(3,833)	dollar	May2018	168,346	over the counter
Citibank	13,061	-	13,061	13,364	(303)	dollar	May2019	33,285	over the counter
HSBC	9,183	-	9,183	9,303	(119)	dollar	October 2017	32,715	over the counter
J.P.Morgan	12,925	-	12,925	12,866	59	dollar	February 2018	171,949	over the counter
J.P.Morgan	7,265	-	7,265	7,128	138	dollar	February 2016	100,000	over the counter
	232,534	-	232,534	238,079	(5,545)
CPFL Serviços
J.P.Morgan	2,596	-	2,596	2,633	(37)	dollar	October 2016	9,000	over the counter

CPFL Telecom
Itaú	1,867	-	1,867	1,341	527	dollar	November 2015	9,000	over the counter

CPFL Paulista Lajeado
Itaú	-	(2,214)	(2,214)	(1,863)	(351)	dollar	March 2018	35,000	over the counter

Subtotal	1,187,783	(2,214)	1,185,569	1,165,026	20,543

Derivatives for protection of debts not designated at fair value
Exchange rate hedge
CPFL Geração
Votorantim	5,965	-	5,965	6,938	(973)	dollar	from April 2015 to December 2016	50,721	over the counter

Exchange price index
CPFL Geração
Santander	-	(698)	(698)	2,791	(3,488)	IPCA	April 2019	35,235	over the counter
J.P.Morgan	-	(698)	(698)	2,791	(3,488)	IPCA	April 2019	35,235	over the counter
	-	(1,395)	(1,395)	5,581	(6,976)

Hedge interest rate variation (1)
CPFL Paulista
Bank of America Merrill Lynch	-	(3,566)	(3,566)	(454)	(3,112)	CDI	July 2019	660,000	over the counter
J.P.Morgan	-	(1,754)	(1,754)	(175)	(1,579)	CDI	February 2021	300,000	over the counter
Votorantim	-	(557)	(557)	(55)	(501)	CDI	February 2021	100,000	over the counter
Santander	-	(580)	(580)	(58)	(522)	CDI	February 2021	105,000	over the counter
	-	(6,456)	(6,456)	(742)	(5,714)
CPFL Piratininga
J.P.Morgan	-	(594)	(594)	(76)	(519)	CDI	July 2019	110,000	over the counter
Votorantim	-	(682)	(682)	(67)	(615)	CDI	February 2021	135,000	over the counter
Santander	-	(492)	(492)	(49)	(443)	CDI	February 2021	100,000	over the counter
	-	(1,768)	(1,768)	(192)	(1,577)

RGE
HSBC	-	(2,702)	(2,702)	(344)	(2,358)	CDI	July 2019	500,000	over the counter
Votorantim	-	(1,025)	(1,025)	(102)	(923)	CDI	February 2021	170,000	over the counter
	-	(3,727)	(3,727)	(446)	(3,281)

CPFL Geração
Votorantim	-	(1,218)	(1,218)	(111)	(1,107)	CDI	August 2020	460,000	over the counter

Subtotal	5,965	(14,565)	(8,600)	11,028	(19,628)

Total	1,193,748	(16,779)	1,176,969	1,176,054	915

Current	94,535	-
Noncurrent	1,099,213	(16,779)

For further details of terms and information about debts and debentures, see notes 16 and 17
(¹) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.

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Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

As mentioned above, certain subsidiaries opted to mark to market debts for which they have fully tied derivative instruments (note 16).

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected debts. For the quarters and semesters ended June 30, 2015 and 2014, the derivatives resulted in the following impacts on the consolidated result:

		Gain (loss)
		2015		2014
Company	Hedged risk / transaction	2nd quarter	1st semester	2nd quarter	1st semester
CPFL Energia	Exchange variation	(14,103)	24,964	-	-
CPFL Energia	Mark to market	2,030	523	-	-
CPFL Paulista	Interest rate variation	(501)	(781)	(4)	97
CPFL Paulista	Exchange variation	(139,832)	282,844	(62,255)	(124,916)
CPFL Paulista	Mark to market	29,824	29,688	(3,625)	6,839
CPFL Piratininga	Interest rate variation	(134)	(204)	11	53
CPFL Piratininga	Exchange variation	(50,251)	93,637	(24,297)	(51,941)
CPFL Piratininga	Mark to market	17,090	6,169	891	5,354
RGE	Interest rate variation	(295)	(462)	(9)	42
RGE	Exchange variation	(52,966)	102,932	(23,590)	(50,098)
RGE	Mark to market	16,142	4,739	(342)	5,331
CPFL Geração	Interest rate variation	911	2,307	70	179
CPFL Geração	Exchange variation	(21,873)	44,834	(14,207)	(19,669)
CPFL Geração	Mark to market	(1,121)	(4,416)	661	1,748
CPFL Santa Cruz	Exchange variation	(1,566)	4,106	(1,972)	(4,218)
CPFL Santa Cruz	Mark to market	330	207	15	435
CPFL Leste Paulista	Exchange variation	(2,031)	4,903	(1,696)	(3,650)
CPFL Leste Paulista	Mark to market	(85)	(66)	(55)	189
CPFL Sul Paulista	Exchange variation	(2,576)	6,161	(2,567)	(5,511)
CPFL Sul Paulista	Mark to market	327	237	(9)	475
CPFL Jaguari	Exchange variation	(3,483)	7,797	(2,564)	(5,504)
CPFL Jaguari	Mark to market	467	387	20	542
CPFL Mococa	Exchange variation	(894)	2,157	(939)	(2,027)
CPFL Mococa	Mark to market	(37)	(29)	(35)	82
CPFL Serviços	Exchange variation	(681)	1,400	-	-
CPFL Serviços	Mark to market	176	129	-	-
CPFL Telecom	Exchange variation	(644)	1,260	-	-
CPFL Telecom	Mark to market	293	523	-	-
CPFL Paulista Lajeado	Exchange variation	(2,201)	(1,863)	-	-
CPFL Paulista Lajeado	Mark to market	(342)	(342)	-	-
		(228,027)	613,741	(136,500)	(246,166)

c) Sensitivity analysis

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates.

If the risk exposure is considered active, the risk to be taken into account is a reduction in the pegged indexes, resulting in a negative impact on the income of the Company and its subsidiaries.  Similarly, if the risk exposure is considered passive, the risk is of an increase in the pegged indexes and the consequent negative effect on income.  The Company and its subsidiaries therefore quantify the risks in terms of the net exposure of the variables (dollar, euro, CDI, IGP-M, IPCA and TJLP), as shown below:

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Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

c.1) Exchange rates variation

Considering the level of net exchange rate exposure at June 30, 2015 is maintained, the simulation of the effects by type of financial instrument for three different scenarios would be:

	Consolidated
Instruments	Exposure R$ thousand (1)	Risk	Exchange depreciation (*)	Exchange apreciation of 25%(**)	Exchange apreciation of 50%(**)
Financial liability instruments	(5,152,974)		(681,616)	777,032	2,235,679
Derivatives - plain vanilla swap	5,317,574		703,388	(801,852)	(2,307,093)
	164,600	drop in the dollar	21,773	(24,820)	(71,414)

Financial liability instruments	(264,092)		(34,962)	39,801	114,565
Derivatives - plain vanilla swap	266,102		35,229	(40,104)	(115,437)
	2,010	raise of the euro	266	(303)	(872)

Total decrease (increase)	166,610		22,039	(25,123)	(72,285)
(1) Exchange rate at June 30, 2015: dollar R$ 3.10 and euro R$ 3.46
(*) In accordance with exchange graphs contained in information provided by the BM&F. Exchange rate used: R$ 3.51 and R$ 3.91, dollar and euro, respectively, exchange depreciation: 13.2%.
(**) In compliance with CVM Instruction 475/08, the percentage of exchange depreciation are related to the information provided by the BM&F.

As the dollar and euro net exposure are an asset, the risk is of a drop in the dollar and euro and the exchange rate is therefore appreciated by 25% and 50% in relation to the probable dollar and euro.

c.2) Variation in interest rates

Assuming (i) the scenario of net exposure of the financial instruments indexed to variable interest rates at June 30, 2015 is maintained, and (ii) the respective accumulated annual indexes for the next 12 months remain the same of the last 12 months (CDI 11.8% p.a; IGP-M 5.59% p.a.; TJLP  5.38% p.a.; IPCA 8.89% p.a.), the effects for the next 12 months would be a net financial expense of R$ R$ 1,307,860 (CDI R$ 1,066,544, IGP-M R$ 4,078, TJLP R$ 236,626 and IPCA R$ 612). In the event of fluctuations in the indexes in accordance with the three scenarios described below, the effect on the net financial expense would as follows:

	Consolidated
Instruments	Exposure R$ thousand	Risk	Scenario I(*)	Raising index by 25% (**)	Raising index by 50%(**)
Financial asset instruments	4,215,768		104,129	254,527	404,924
Financial liability instruments	(8,776,875)		(216,789)	(529,904)	(843,019)
Derivatives - Plain Vanilla Swap	(4,477,397)		(110,592)	(270,323)	(430,054)
	(9,038,504)	CDI apprec.	(223,251)	(545,700)	(868,148)

Financial liability instruments	(72,952)	IGP-M apprec.	(438)	(1,567)	(2,696)

Financial liability instruments	(4,398,245)	TJLP apprec.	(49,260)	(120,732)	(192,203)

Financial liability instruments	(77,571)		1,420	50	(1,319)
Derivatives - plain vanilla swap	70,690		(1,294)	(46)	1,202
	(6,880)	IPCA apprec.	126	4	(117)

Total decrease (increase)	(13,516,582)		(272,823)	(667,994)	(1,063,164)
(*) The CDI, IGP-M, TJLP and IPCA indexes considered of 14.27%, 6.19%, 6.5% and 7.06%, respectively, were obtained from information available in the market.
(**) In compliance with CVM Instruction 475/08, the percentage of raising index were applied to Scenario I indexes.

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Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

(34)   NON CASH TRANSACTION

	Parent company		Consolidated
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Transactions resulting from business combinations
Property, plant and equipment acquired through business combination	-	-	-	51,735
Intangible asset acquired in business combination	-	-	-	64,763
Tax effect of business combination				(22,020)
Loans, financing and debentures	-	-	-	(34,894)
Other net assets acquired through business combination	-	-	-	11,346
	-	-	-	70,930
Cash acquired in the business combination	-	-	-	(2,466)
Acquisition price paid	-	-	-	68,464

Other transactions
Capital increase in subsidiaries with Advance for future capital increase	55,157	59,397	-	-
Provision for socio-environmental costs capitalized in property, plant and equipment	-	-	-	9,193
Interest capitalized in property, plant and equipment	-	-	4,180	10,668
Interest capitalized in intangible concession asset - distribution infrastructure	-	-	5,584	3,505
Transfer from financial concession asset and intangible to property, plant and equipment as result of Spin-off generation activity on the distribution	-	-	-	5,828
Transfer between property, plant and equipment and intangible	-	-	4,467	7,155
Transfer between property, plant and equipment and other assets	-	-	-	28,454
Realization of noncontrolling' s capital reserve against to receivables	-	-	-	1,316

(35)   RELEVANT FACT AND SUBSEQUENT EVENT

35.1.      Injunction for application of the Generation Scaling Fact ("GSF")

In the name of its associates, which include the subsidiaries CERAN and CPFL Renováveis and the joint ventures BAESA, ENERCAN and Chapecoense, the Brazilian Association of Independent Electric Energy (Associação Brasileira dos Produtores Independentes de Energia Elétrica - APINE) filed a judicial claim  against ANEEL requiring it to order CCEE to adjust the amounts of electric energy allocated to its associates hydropower plants as from January 2014. The main focus of this judicial claim was to suspend the costs incurred by the hydroelectric power generators caused by application of the GSF, as the frustration of hydropower generation in the current scenario is due the structural and conjectural order as to the present situation. The main aim of this claim is the assurance of the right to electric energy equivalent to 100% (one hundred percent), or at least 95% (ninety-five percent) of the physical guarantee level of the hydropower plants included in the Energy Reallocation Mechanism (Mecanismo de Realocação de Energia - MRE).

The GSF index expresses the ratio of the total energy produced by the hydropower plants included in the ERM to the plants' physical guarantees. From 2005 to 2012, the MRE's annual GSF was above 100%, with no cost for the hydropower generators. This situation started to change in 2013 and worsened in 2014, when the ratio was below 100% throughout the year. The amounts recorded for 2015 ranged from 78.3% to 82.5%. A GSF below 100% imposed an adjustment to the generators' physical guarantees in the ambit of the MRE, which is higher than the amount of their energy commercialization agreements and obliges them to purchase the energy shortfall at the free market price.

On July 1, 2015, it was issued the Judgment 2015-A ("Injunction") ruling that ANEEL should abstain from calculating and recording the GSF in relation to the companies represented by APINE, if the total MRE generation is lower than the plants' physical guarantees, until the judgment of the aforementioned lawsuit. The effects of this injunction ensure that financial settlement of the amounts will not be necessary, and relate to the months from May 2015. The amount recorded in the suppliers account at June 30, 2015, set against the cost of electric energy purchased for resale, is R$ 44,665 for the subsidiaries Ceran and CPFL Renováveis. There is also the effect of R$ 41,550 (net of tax effects) recorded in equity interest in relation to the joint ventures BAESA, ENERCAN and Chapecoense.

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Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

35.2.      Start-up of the subsidiary CPFL Transmissão Piracicaba

The subsidiary CPFL Transmissão Piracicaba started operations on July 2, 2015. It is accordingly entitled to 100% of the RAP, estimated at R$ 10.6 million a year.

35.3.      Loans and financing

A meeting of the Board of Directors held on July 28, 2015 approved foreign currency fundraising by the subsidiary CPFL Piratininga of up to R$ 180,000, with a swap to convert the cost of foreign exchange variation to variation of the interest rates in reais, with an average term of up to three years These debts will be guaranteed by CPFL Energia, by surety or bond, and the funds will be used to improve working capital.

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Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

OTHER RELEVANT INFORMATION

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of June 30, 2015:

Shareholders	Common shares	Interest - %
ESC Energia S.A.	234,086,204	23.57
BB Carteira Livre I FIA	262,698,037	26.45
Bonaire Participações S.A.	1,238,334	0.12
Energia São Paulo FIA	146,463,380	14.75
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	29,756,032	3.00
Camargo Correa S.A.	26,764	0.00
Fundação Petrobras de Seguridade Social - Petros	1,816,120	0.18
BNDES Participações S.A.	66,914,177	6.74
Other shareholders	250,015,167	25.18
Total	993,014,215	100.00

Quantity and characteristic of securities held by directly or indirectly Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of June 30, 2015 and 2014:

	June 30, 2015		June 30, 2014
Shareholders	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	676,084,869	68.08	668,886,922	69.51
Administrator	-	-	-	-
Members of the Executive Officers	105,752	0.01	102,300	0.01
Members of the Board of Directors	-	-	800	0.00
Fiscal Council Members	-	-	-	-
Other shareholders	316,823,594	31.91	293,284,238	30.48
Total	993,014,215	100.00	962,274,260	100.00
Outstanding shares - free float	316,823,594	31.91	293,284,238	30.48

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Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

SHAREHOLDING STRUCTURE								1st semester 2015
CPFL ENERGIA S/A								Per units shares		Date of last change
1 - SHAREHOLDERS OF THE COMPANY	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		676,084,871	68.08%	100.00%	-	0.00%	0.00%	676,084,871	68.08%
1.1 Esc Energia S.A.	15.146.011/0001-51	234,086,204	23.57%	100.00%	-	0.00%	0.00%	234,086,204	23.57%	29-May-15
1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	73.899.742/0001-74	262,698,037	26.45%	100.00%	-	0.00%	0.00%	262,698,037	26.45%	29-Apr-15
1.3 Bonaire Participações S.A.	33.754.482/0001-24	1,238,334	0.12%	100.00%	-	0.00%	0.00%	1,238,334	0.12%	29-Apr-15
1.4 Energia São Paulo FIA	02.178.371/0001-93	146,463,380	14.75%	100.00%	-	0.00%	0.00%	146,463,380	14.75%	29-Apr-15
1.5 Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	33.754.482/0001-24	29,756,032	3.00%	100.00%	-	0.00%	0.00%	29,756,032	3.00%	29-Apr-15
1.6 Camargo Correa S.A.	01.098.905/0001-09	26,764	0.00%	100.00%	-	0.00%	0.00%	26,764	0.00%	18-Jun-15
1.7 Fundação Petrobras de Seguridade Social - Petros	34.053.942/0001-50	1,816,120	0.18%	100.00%	-	0.00%	0.00%	1,816,120	0.18%	29-Apr-15
Noncontrolling shareholders		316,929,344	31.92%	100.00%	-	0.00%	0.00%	316,929,344	31.92%
1.8 BNDES Participações S.A.	00.383.281/0001-09	66,914,177	6.74%	100.00%	-	0.00%	0.00%	66,914,177	6.74%	29-Apr-15
1.9 Board of Directors		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%	29-Apr-15
1.10 Executive officers		105,567	0.01%	100.00%	-	0.00%	0.00%	105,567	0.01%	29-Apr-15
1.11 Other shareholders		249,909,600	25.17%	100.00%	-	0.00%	0.00%	249,909,600	25.17%
Total		993,014,215	100.00%	100.00%	-	0.00%	0.00%	993,014,215	100.00%
2 - Entity: 1.1 Esc Energia S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,108,804,612	100.00%	100.00%	-	0.00%	0.00%	1,108,804,612	100.00%
1.1.1 VBC Energia S.A.	00.095.147/0001-02	554,402,306	50.00%	100.00%	-	0.00%	0.00%	554,402,306	50.00%	28-Nov-13
1.1.2 Átila Holdings S/A	07.305.671/0001-00	554,402,306	50.00%	100.00%	-	0.00%	0.00%	554,402,306	50.00%	28-Nov-13
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		1,108,804,612	100.00%	100.00%	-	0.00%	0.00%	1,108,804,612	100.00%
3 - Entity: 1.1.1 VBC ENERGIA S/A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		3,840,605	88.55%	98.39%	62,981	100.00%	1.61%	3,903,586	88.71%
1.1.1.1 Camargo Corrêa Energia S.A.	04.922.357/0001-88	1,937,959	44.68%	97.63%	47,018	74.65%	2.37%	1,984,977	45.11%	28-Nov-13
1.1.1.2 Camargo Corrêa S.A.	01.098.905/0001-09	1,902,646	43.87%	99.17%	15,963	25.35%	0.83%	1,918,609	43.60%	28-Nov-13
Noncontrolling shareholders		496,670	11.45%	100.00%	-	0.00%	0.00%	496,670	11.29%
1.1.1.3 Camargo Corrêa Investimento em Infra-Estrutura S.A.	02.372.232/0001-04	496,665	11.45%	100.00%	-	0.00%	0.00%	496,665	11.29%	28-Nov-13
1.1.1.4 Other shareholders		5	0.00%	100.00%	-	0.00%	0.00%	5	0.00%
Total		4,337,275	100.00%	98.57%	62,981	100.00%	1.43%	4,400,256	100.00%
4- Entity: 1.1.2 Átila Holdings S/A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		821,452,787	100.00%	100.00%	-	0.00%	0.00%	821,452,787	100.00%
1.1.2.1 Construções e Comércio Camargo Corrêa S.A.	61.522.512/0001-02	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%	1404/15
1.1.2.2 Camargo Corrêa S.A	01.098.905/0001-09	821,452,787	100.00%	100.00%	-	0.00%	0.00%	821,452,787	100.00%	1404/15
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		821,452,787	100.00%	100.00%	-	0.00%	0.00%	821,452,787	100.00%
5 - Entity: 1.1.1.1 Camargo Corrêa Energia S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		2,360,886	100.00%	77.41%	689,075	100.00%	22.59%	3,049,961	100.00%
1.1.1.1.1 Camargo Corrêa Investimento em Infra-Estrutura S.A.	02.372.232/0001-04	2,360,886	100.00%	77.41%	689,075	100.00%	22.59%	3,049,961	100.00%	25-Nov-14
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.1.1.1.2 Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		2,360,886	100.00%	77.41%	689,075	100.00%	22.59%	3,049,961	100.00%
6 - Entity: 1.1.1.2 Camargo Corrêa S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		48,943	99.99%	34.46%	93,099	100.00%	65.54%	142,042	100.00%
1.1.1.2.1 Participações Morro Vermelho S.A.	03.987.192/0001-60	48,943	99.99%	34.46%	93,099	100.00%	65.54%	142,042	100.00%	30-Apr-12
Noncontrolling shareholders		3	0.01%	75.00%	1	0.00%	25.00%	4	0.00%
1.1.1.2.2 Other shareholders		3	0.01%	75.00%	1	0.00%	25.00%	4	0.00%
Total		48,946	100.00%	34.46%	93,100	100.00%	65.54%	142,046	100.00%
7 - Entity: 1.1.1.3 Camargo Corrêa Investimento em Infra-Estrutura S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,058,326,178	100.00%	100.00%	-	0.00%	0.00%	1,058,326,178	100.00%
1.1.1.3.1 Camargo Corrêa S.A.	01.098.905/0001-09	1,058,326,178	100.00%	100.00%	-	0.00%	0.00%	1,058,326,178	100.00%	25-Nov-14
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.1.1.3.2 Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		1,058,326,178	100.00%	100.00%	-	0.00%	0.00%	1,058,326,178	100.00%
8 - Entity: 1.1.2.1 Construções e Comércio Camargo Corrêa S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		548,254	100.00%	86.20%	87,780	100.00%	13.80%	636,034	100.00%
1.1.2.1.1 Camargo Corrêa Construções e Participações S.A.	11.196.609/0001-02	548,254	100.00%	86.20%	87,780	100.00%	13.80%	636,034	100.00%	30-Apr-15
Noncontrolling shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
1.1.2.1.2 Other shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
Total		548,255	100.00%	86.20%	87,780	100.00%	13.80%	636,035	100.00%
9 - Entity: 1.1.1.2.1 Participações Morro Vermelho S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		2,249,991	100.00%	100.00%	-	0.00%	0.00%	2,249,991	33.33%
1.1.1.2.1.1 RCABON Empreendimentos e Participações S.A	09.594.448/0001-55	749,997	33.33%	100.00%	-	0.00%	0.00%	749,997	11.11%	2-May-12
1.1.1.2.1.2 RCNON Empreendimentos e Participações S.A	09.594.570/0001-21	749,997	33.33%	100.00%	-	0.00%	0.00%	749,997	11.11%	2-May-12
1.1.1.2.1.3 RCPODON Empreendimentos e Participações S.A	09.594.541/0001-60	749,997	33.33%	100.00%	-	0.00%	0.00%	749,997	11.11%	2-May-12
Noncontrolling shareholders		9	0.00%	0.00%	4,500,000	100.00%	100.00%	4,500,009	66.67%
1.1.1.2.1.4 RCABPN Empreendimentos e Participações S.A	09.594.459/0001-35	-	0.00%	0.00%	1,498,080	33.29%	100.00%	1,498,080	22.19%	1-Oct-08
1.1.1.2.1.5 RCNPN Empreendimentos e Participações S.A	09.594.480/0001-30	-	0.00%	0.00%	1,498,080	33.29%	100.00%	1,498,080	22.19%	1-Oct-08
1.1.1.2.1.6 RCPODPN Empreendimentos e Participações S.A	09.594.468/0001-26	-	0.00%	0.00%	1,498,080	33.29%	100.00%	1,498,080	22.19%	1-Oct-08
1.1.1.2.1.7 RRRPN Empreendimentos e Participações S.A	09.608.284/0001-78	-	0.00%	0.00%	5,760	0.13%	100.00%	5,760	0.09%	1-Oct-08
1.1.1.2.1.8 Other shareholders		9	0.00%	100.00%	-	0.00%	0.00%	9	0.00%
Total		2,250,000	100.00%	33.33%	4,500,000	100.00%	66.67%	6,750,000	100.00%
10 - Entity: 1.1.2.1.1 Camargo Corrêa Construções e Participações S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		2,527,017,151	100.00%	100.00%	-	0.00%	0.00%	2,527,017,151	100.00%
1.1.2.1.1.1 Camargo Corrêa S.A.	01.098.905/0001-09	2,527,017,151	100.00%	100.00%	-	0.00%	0.00%	2,527,017,151	100.00%	30-Apr-15
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.1.2.1.1.2 Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		2,527,017,151	100.00%	100.00%	-	0.00%	0.00%	2,527,017,151	100.00%
										(continue)

14

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

11 - Entity: 1.1.1.2.1.1 RCABON Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		749,850	100.00%	99.99%	90	60.00%	0.01%	749,940	99.99%
1.1.1.2.1.1.1 Rosana Camargo de Arruda Botelho	535.804.358-68	749,850	100.00%	99.99%	90	60.00%	0.01%	749,940	99.99%	6-Dec-12
Noncontrolling shareholders		-	0.00%	0.00%	60	40.00%	100.00%	60	0.01%
1.1.1.2.1.1.2 Other shareholders		-	0.00%	0.00%	60	40.00%	100.00%	60	0.01%
Total		749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
12 - Entity: 1.1.1.2.1.2 RCNON Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%
1.1.1.2.1.2.1 Renata de Camargo Nascimento	535.804.608-97	749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%	1-Oct-08
Noncontrolling shareholders		-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%
1.1.1.2.1.2.2 Other shareholders		-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%
Total		749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
13 - Entity: 1.1.1.2.1.3 RCPODON Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		749,850	100.00%	100.00%	-	0.00%	0.00%	749,850	99.98%
1.1.1.2.1.3.1 Regina de Camargo Pires Oliveira Dias	153.204.398-81	749,850	100.00%	100.00%	-	0.00%	0.00%	749,850	99.98%	1-Oct-08
Noncontrolling shareholders		-	0.00%	0.00%	150	100.00%	100.00%	150	0.02%
1.1.1.2.1.3.2 Other shareholders		-	0.00%	0.00%	150	100.00%	100.00%	150	0.02%
Total		749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
14 - Entity: 1.1.1.2.1.4 RCABPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,499,940	100.00%	100.00%	-	0.00%	0.00%	1,499,940	100.00%
1.1.1.2.1.4.1 Rosana Camargo de Arruda Botelho	535.804.358-68	1,499,940	100.00%	100.00%	-	0.00%	0.00%	1,499,940	100.00%	6-Dec-12
Noncontrolling shareholders		60	0.00%	100.00%	-	0.00%	0.00%	60	0.00%
1.1.1.2.1.4.2 Other shareholders		60	0.00%	100.00%	-	0.00%	0.00%	60	0.00%
Total		1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
15 - Entity: 1.1.1.2.1.5 RCNPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,499,890	99.99%	100.00%	-	0.00%	0.00%	1,499,890	99.99%
1.1.1.2.1.5.1 Renata de Camargo Nascimento	535.804.608-97	1,499,890	99.99%	100.00%	-	0.00%	0.00%	1,499,890	99.99%	1-Oct-08
Noncontrolling shareholders		110	0.01%	100.00%	-	0.00%	0.00%	110	0.01%
1.1.1.2.1.5.2 Other shareholders		110	0.01%	100.00%	-	0.00%	0.00%	110	0.01%
Total		1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
16 - Entity: 1.1.1.2.1.6 RCPODPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,499,850	99.99%	100.00%	-	0.00%	0.00%	1,499,850	99.99%
1.1.1.2.1.6.1 Regina de Camargo Pires Oliveira Dias	153.204.398-81	1,499,850	99.99%	100.00%	-	0.00%	0.00%	1,499,850	99.99%	1-Oct-08
Noncontrolling shareholders		150	0.01%	100.00%	-	0.00%	0.00%	150	0.01%
1.1.1.2.1.6.2 Other shareholders		150	0.01%	100.00%	-	0.00%	0.00%	150	0.01%
Total		1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
17 - Entity: 1.1.1.2.1.7 RRRPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%
1.1.1.2.1.7.1 Rosana Camargo de Arruda Botelho	535.804.358-68	1,980	33.33%	100.00%	-	0.00%	0.00%	1,980	33.33%	1-Oct-08
1.1.1.2.1.7.2 Renata de Camargo Nascimento	535.804.608-97	1,980	33.33%	100.00%	-	0.00%	0.00%	1,980	33.33%	1-Oct-08
1.1.1.2.1.7.3 Regina de Camargo Pires Oliveira Dias	153.204.398-81	1,980	33.33%	100.00%	-	0.00%	0.00%	1,980	33.33%	1-Oct-08
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%
18 - Entity: 1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%
1.2.1 Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI	33.754.482/0001-24	130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%	3-Nov-09
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%
19 - Entity: 1.3 Bonaire Participações S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		66,728,877	100.00%	100.00%	-	0.00%	0.00%	66,728,877	100.00%
1.3.1 Energia São Paulo Fundo de Investimento em Ações	02.178.371/0001-93	66,728,877	100.00%	100.00%	-	0.00%	0.00%	66,728,877	100.00%	21-Jul-14
Noncontrolling shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
1.3.2 Other shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
Total		66,728,878	100.00%	100.00%	-	0.00%	0.00%	66,728,878	100.00%
20 - Entity: 1.4 Energia São Paulo Fundo de Investimento em Ações	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		796,479,768	100.00%	100.00%	-	0.00%	0.00%	796,479,768	100.00%
1.4.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	07.792.436/0001-00	353,528,507	44.39%	100.00%	-	0.00%	0.00%	353,528,507	44.39%	16-Nov-04
1.4.2 Fundação Petrobras de Seguridade Social - Petros	34.053.942/0001-50	181,405,069	22.78%	100.00%	-	0.00%	0.00%	181,405,069	22.78%	16-Nov-04
1.4.3 Fundação Sabesp de Seguridade Social - Sabesprev	65.471.914/0001-86	4,823,881	0.61%	100.00%	-	0.00%	0.00%	4,823,881	0.61%	16-Nov-04
1.4.4 Fundação Sistel de Seguridade Social	00.493.916/0001-20	256,722,311	32.23%	100.00%	-	0.00%	0.00%	256,722,311	32.23%	16-Nov-04
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		796,479,768	100.00%	100.00%	-	0.00%	0.00%	796,479,768	100.00%
21 - Entity: 1.4.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		5,459,656	100.00%	100.00%	-	0.00%	0.00%	5,459,656	100.00%
1.4.1.1 Fundação CESP	62.465.117/0001-06	5,459,656	100.00%	100.00%	-	0.00%	0.00%	5,459,656	100.00%	16-Nov-04
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		5,459,656	100.00%	100.00%	-	0.00%	0.00%	5,459,656	100.00%
22 - Entity: 1.8 BNDES Participações S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
1.8.1 Banco Nacional de Desenvolvimento Econômico e Social	33.657.248/0001-89	1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%	4-Sep-74
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
22 - Entity: 1.8.1 Banco Nacional de Desenvolvimento Econômico e Social	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		6,273,711,452	0.00%	100.00%	-	0.00%	0.00%	6,273,711,452	0.00%
1.8.1.1 Federal Government (Department of Treasury)	00.394.460/0409-50	6,273,711,452	0.00%	100.00%	-	0.00%	0.00%	6,273,711,452	0.00%	28-Sep-12
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		6,273,711,452	0.00%	100.00%	-	0.00%	0.00%	6,273,711,452	0.00%

15

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

Social report

Half Yearly Social Report - 2015 / 2014 (*)

Company: CPFL Energia S.A. Consolidated

1 - Basis for Calculation	1st Semester of 2015 Value (R$ thousand)			1st Semester of 2014 Value (R$ thousand)
Net Revenues (NR)	10,452,617			7,820,993
Operating Result (OR)	472,318			547,615
Gross Payroll (GP)	387,550			339,809
2 - Internal Social Indicators	Value (thousand)	% of GP	% of NR	Value (thousand)	% of GP	% of NR
Food	33,771	8.71%	0.32%	28,771	8.47%	0.37%
Mandatory payroll taxes	101,147	26.10%	0.97%	90,846	26.73%	1.16%
Private pension plan	19,883	5.13%	0.19%	18,025	5.30%	0.23%
Health	21,317	5.50%	0.20%	17,843	5.25%	0.23%
Occupational safety and health	1,428	0.37%	0.01%	1,226	0.36%	0.02%
Education	1,237	0.32%	0.01%	1,070	0.31%	0.01%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	3,887	1.00%	0.04%	3,045	0.90%	0.04%
Day-care / allowance	523	0.13%	0.01%	486	0.14%	0.01%
Profit / income sharing	23,963	6.18%	0.23%	26,557	7.82%	0.34%
Others	4,702	1.21%	0.04%	3,340	0.98%	0.04%
Total - internal social indicators	211,858	54.67%	2.03%	191,209	56.27%	2.44%
3 - External Social Indicators	Value (thousand)	% of OR	% of NR	Value (thousand)	% of OR	% of NR
Education	7	0.00%	0.00%	70	0.01%	0.00%
Culture	4,850	1.03%	0.05%	3,924	0.72%	0.05%
Health and sanitation	450	0.10%	0.00%	343	0.06%	0.00%
Sport	0	0.00%	0.00%	0	0.00%	0.00%
War on hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%
Others	7,198	1.52%	0.07%	2,854	0.52%	0.04%
Total contributions to society	12,505	2.65%	0.12%	7,191	1.31%	0.09%
Taxes (excluding payroll taxes)	5,652,137	1196.68%	54.07%	2,214,780	404.44%	28.32%
Total - external social indicators	5,664,642	1199.33%	54.19%	2,221,971	405.75%	28.41%
4 - Environmental Indicators	Value (thousand)	% of OR	% of NR	Value (thousand)	% of OR	% of NR
Investments relalated to company production / operation	14,072	2.98%	0.13%	17,276	3.15%	0.22%
Investments in external programs and/or projects	29,573	6.26%	0.28%	28,131	5.14%	0.36%
Total environmental investments	43,645	9.24%	0.42%	45,407	8.29%	0.58%
Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company:	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%			( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%
5 - Staff Indicators	1st Semester of 2015			1st Semester of 2014
Nº of employees at the end of period	9,783			8,827
Nº of employees hired during the period	1,395			1,252
Nº of outsourced employees	NA			NA
Nº of interns	208			195
Nº of employees above 45 years age	2,119			2,057
Nº of women working at the company	2,152			2,004
% of management position occupied by women	9.50%			14.29%
Nº of Afro-Brazilian employees working at the company	1,940			1,524
% of management position occupied by Afro-Brazilian employees	2.31%			0.58%
Nº of employees with disabilities	330			275
6 - Relevant information regarding the exercise of corporate citizenship	1st Semester of 2015			1st Semester of 2014
Ratio of the highest to the lowest compensation at company	18.69			24.23
Total number of work-related accidents	24			24
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	( ) are suggested	(X) are required	( ) are not considered	( ) are suggested	(X) are required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organizes and motivates
Total number of customer complaints and criticisms:	in the company	in Procon	in the Courts	in the company	in Procon	in the Courts
	874,251	739	2,925	972,115	738	3,314
% of complaints and criticisms attended to or resolved:	in the company	in Procon	in the Courts	in the company	in Procon	in the Courts
	100%	100%	33.9%	100%	100%	22.5%
Total value-added to distribute (R$ thousand):	1S15	7,593,748		1S14	3,946,854
Value-Added Distribution (VAD):	75,4% government 5,9% employees 0% shareholders 15,7% third parties 3,1% retained			57,8% government 10% employees 0% shareholders 24,2% third parties 8,1% retained
7 - Other information
Responsible: Sergio Luis Felice, phone: 55-19-3756-8018, slfelice@cpfl.com.br
(*) Information not reviewed by the independent auditors

16

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

INDEPENDENT AUDITORS' REPORT

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

CPFL Energia S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim financial information of CPFL Energia S.A. (“CPFL Energia” or “Company”), included in the Interim Financial Information Form – ITR, for the quarter ended June 30, 2015, which comprises the balance sheet as of June 30, 2015 and the related statements of income, comprehensive income for the three-month and six-month periods then ended and changes in shareholders' equity and cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for the preparation of these individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and in accordance with the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, and their presentation in accordance with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of Interim Financial Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and IAS 34 applicable to the preparation of Interim Financial Information - ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”).

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added (“DVA”) for the six-month period ended June 30, 2015, prepared under Management's responsibility, the presentation of which is required by the standards issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of Interim Financial Information - ITR and is considered as supplemental information for IFRSs that do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that there are not fairly presented, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

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(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: June 30, 2015 - CPFL Energia S. A

Campinas, July 31, 2015

DELOITTE TOUCHE TOHMATSU	Marcelo Magalhães Fernandes
Auditores Independentes	Engagement Partner

The sheets related to the Interim Financial Information (ITR) reviewed by us are marked for identification purposes only.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 13, 2015

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.